As filed with the Securities and Exchange Commission on February 12, 2008

Registration No. 333-148201

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1 TO

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

VERSO PAPER CORP.

(Exact name of registrant as specified in its charter)

Delaware	2621	75-3217389
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

6775 Lenox Center Court, Suite 400

Memphis, Tennessee 38115-4436

(901) 369-4100

(Address, including zip code, and telephone number, including area code,

of the registrant’s principal executive offices)

Michael A. Jackson

President and Chief Executive Officer

Verso Paper Corp.

6775 Lenox Center Court, Suite 400

Memphis, Tennessee 38115-4436

(901) 369-4100

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Robert P. Mundy Senior Vice President and Chief Financial Officer 6775 Lenox Center Court, Suite 400 Memphis, Tennessee 38115-4436 (901) 369-4100	Raymond Y. Lin, Esq. Dennis D. Lamont, Esq. Latham & Watkins LLP 885 Third Avenue New York, New York 10022 (212) 906-1200

Approximate date of commencement of proposed sale to the public:  As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to completion, dated February 12, 2008

PRELIMINARY PROSPECTUS

            Shares

Common Stock

This is an initial public offering of shares of common stock by Verso Paper Corp. We are offering              shares of our common stock.

Prior to the offering, there has been no public market for our common stock. It is currently estimated that the initial public offering price per share of our common stock will be between $             and $            . We will apply to list our common stock for quotation on the New York Stock Exchange under the symbol “VRS.”

Investing in our common stock involves a high degree of risk. Before buying any of these shares of our common stock, you should carefully consider the risk factors described in “ Risk Factors” beginning on page 16 of this prospectus.

	Per share	Total
Initial public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to Verso Paper Corp.	$	$

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters may also purchase up to an additional                      shares of our common stock from us at the initial public offering price, less the underwriting discounts and commissions payable by us, to cover over-allotments, if any, within 30 days from the date of this prospectus. If the underwriters exercise the option in full, the total underwriting discounts and commissions payable by us will be $              and the total proceeds, before expenses, to us will be $            .

The underwriters are offering the shares of our common stock as described in the “Underwriting.” Delivery of the shares of common stock will be made on or about                      , 2008.

The date of this prospectus is             , 2008

You should rely only on the information contained in this prospectus and any free writing prospectus prepared by or on behalf of us or any information to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities.

Until             , 2008 (25 days after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

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MARKET AND INDUSTRY INFORMATION

Market data and other statistical information used throughout this prospectus are based on independent industry publications, government publications, reports by market research firms or other published independent sources. Some data are also based on our good faith estimates which are derived from our review of internal surveys, as well as the independent sources listed above. Although we believe these sources are reliable, we have not independently verified the information. Industry prices for coated paper provided in this prospectus are, unless otherwise expressly noted, derived from Resource Information Systems, Inc., or “RISI, Inc.” data. “North American” data included in this prospectus that has been derived from RISI, Inc. only includes data from the United States and Canada. U.S. industry pricing data included in this prospectus has been derived from RISI, Inc. data; this data represents pricing from the eastern United States only (as defined by RISI, Inc.). Also, any reference to (i) grade No. 3, grade No. 4 and grade No. 5 coated paper relates to 60 lb. basis weight, 50 lb. basis weight and 34 lb. basis weight, respectively, (ii) lightweight coated groundwood paper refers to groundwood paper grades that are a 36 lb. basis weight or less, and (iii) ultra-lightweight coated groundwood paper refers to groundwood paper grades that are a 30 lb. basis weight or less. The RISI, Inc. data included in this prospectus has been derived from the following RISI, Inc. publications: 2006 RISI World Graphic Paper forecast; RISI North American Graphic Paper forecast, January 2008; and RISI, Paper Trader: A Monthly Monitor of the North American Graphic Paper Market, January 2008.

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PROSPECTUS SUMMARY

This summary highlights important information about our business from this prospectus. Please review this prospectus in its entirety, including “Risk Factors” and our financial statements and the related notes, before you decide to invest. Unless otherwise noted, the terms the “company,” “Verso Paper,” “we,” “us,” “our” and “Successor” refer collectively to Verso Paper Corp., a Delaware corporation, and its subsidiaries after giving effect to the consummation of the Merger as described under “Prospectus Summary—The Merger.” References to the “Division” or “Predecessor” are to the Coated and Supercalendered Papers Division of International Paper Company. The term “International Paper” refers to our former parent, International Paper Company.

Our Company

We are a leading North American supplier of coated papers to catalog and magazine publishers. The market for coated paper, which is comprised of coated groundwood paper and coated freesheet paper, is one of the most attractive segments of the paper industry due to its prospects for volume growth, continued improvement in pricing and the high value-added nature of its products. Coated paper is used primarily in media and marketing applications, including catalogs, magazines and commercial printing applications, which include high-end advertising brochures, annual reports and direct mail advertising. We are North America’s second largest producer of coated groundwood paper, which is used primarily for catalogs and magazines. We are also North America’s lowest cost producer of coated freesheet paper, which is used primarily for annual reports, brochures and magazine covers. In addition to coated paper, we have a strategic presence in supercalendered paper, which is primarily used for retail inserts. We also produce and sell market pulp, which is used in the manufacture of printing and writing paper grades and tissue products.

Our primary product lines include coated groundwood paper, coated freesheet paper, supercalendered paper and pulp. Our net sales by product line for the twelve months ended September 30, 2007, are illustrated below:

Net Sales by Product Line

for the twelve months ended September 30, 2007 (dollars in millions)

We sell and market our products to approximately 100 customers which comprise 650 end-user accounts. We have long-standing relationships with many leading magazine and catalog publishers, commercial printers, specialty retail merchandisers and paper merchants. We reach our end-users through several distribution channels, including direct sales, commercial printers, paper merchants and brokers. The majority of our products are sold via contracts we maintain with our customers, which generally specify the volumes to be sold to the customer over the contract term, as well as the pricing parameters for those sales. Having a large portion of our sales volume under contract allows us to plan our production runs well in advance, optimizing production over our integrated mill system and thereby increasing overall efficiency and reducing our costs. Our key customers include leading magazine publishers such as Condé Nast Publications, Inc., National Geographic Society and Time Inc.; leading catalog producers such as Avon Products, Inc., and Sears Holdings Corporation; leading commercial printers such as Quad/Graphics, Inc., and RR Donnelley & Sons Company; and leading paper merchants and brokers such as Unisource Worldwide, Inc., the xpedx business unit of International Paper, A.T. Clayton & Co., Inc., and Clifford Paper, Inc.

We operate 11 paper machines at four mills located in Maine, Michigan and Minnesota. The mills have a combined annual production capacity of 1,726,000 tons of coated paper, 102,000 tons of supercalendered paper and 874,000 tons of kraft pulp, of which 616,000 tons is consumed internally and the remainder is sold as market pulp. Over our integrated mill system, the total volume of pulp purchased from third parties is approximately balanced by the amount of pulp that we sell to the market. As a result, our business is generally insulated from fluctuations to earnings caused by fluctuations in the price of pulp. Our facilities are strategically located within close proximity to major publication printing customers, which affords us the ability to more quickly and cost-effectively deliver our products. Our facilities also benefit from convenient and cost-effective access to northern softwood fiber, which is required for the production of lightweight and ultra-lightweight coated groundwood papers, two of the more attractive grades of coated paper.

Industry Overview

Based on 2007 sales, the size of the global coated paper industry is estimated to be approximately $48 billion, or 54 million tons of coated paper demand, including approximately $12 billion in North America, or 13 million tons of coated paper demand. In North America, coated papers are classified by brightness and fall into five grades, labeled No. 1 to No. 5, with No. 1 having the highest brightness level and basis weight and No. 5 having the lowest brightness level and basis weight. Papers graded No. 1, No. 2 and No. 3 are typically coated freesheet grades. No. 4 and No. 5 papers are predominantly grades containing groundwood. Coated groundwood grades are the preferred grades for catalogs and magazines, while coated freesheet is more commonly used in commercial print applications. The coating process adds a smooth uniform finish to the paper, which produces superior color and print definition. As a result, major uses of coated papers include the printing of catalogs, magazines, annual reports, directories and advertising materials. Demand is generally driven by North American advertising and print media trends, which in turn have historically been highly correlated with growth in gross domestic product, or “GDP.”

The following key trends are currently affecting the North American coated paper industry:

Growing consumption/demand. Coated paper demand is primarily driven by advertising and print media usage, which in turn tends to be correlated with GDP growth in the United States. North American coated paper consumption, which was 13.3 million tons in 2007, has grown at a 2.1% compound annual growth rate since 2001, while the U.S. gross domestic product grew at a rate of 2.6% per year over the same period.

Reductions in production capacity and supply. In North America, supply is determined primarily by North American-based coated paper production and is supplemented by imports from Europe and Asia. As a result of recent capacity closures in the North American coated paper industry, the lack of any currently announced capacity additions and the stabilization of imports of coated paper into the United States, we believe that supply should be stable for the near future.

Favorable operating rates. According to RISI, Inc., the average operating rate for North American coated paper manufacturers, which measures the ratio of shipments from producers in a particular region to capacity of producers in the same region, rose from 86% in 2001 to 97% in 2007, as shipments increased more than capacity during this time period. Following the recently announced reductions in North American production, 2006 coated paper operating rates would have been over 100% on a pro forma basis, reflecting the current tight supply conditions. Historically, high operating rates have resulted in increasing prices for coated paper. Because of expected increases in North American demand, no major forecasted North American capacity additions and an expected stabilization of imports, the average operating rate is expected to remain above 96% through 2010.

Improving pricing. As a result of the trends identified above, coated paper pricing in the United States has recently been strengthening. During the second quarter of 2007, we announced a $60 per ton price increase on all coated paper grades, effective July 1. In reflection of the beginning of this price increase, our weighted average paper prices rose from $797 per ton in the second quarter of 2007 to $807 per ton in the third quarter of 2007. We expect our weighted average paper prices to continue to increase as we continue to realize this price increase during 2008. In addition, we announced another two price increases in the second half of 2007, totaling a further $125 per ton on coated groundwood grades of paper and another $70 per ton on coated freesheet grades of paper. We began implementing one of these price increases in October 2007 and the other price increase in January 2008. In reflection of these pricing trends, RISI, Inc. forecasts that U.S. prices for grade No. 5 coated paper, 34 lb. basis weight, an industry benchmark for coated paper pricing, will rise from an average of $918 per ton in the third quarter of 2007 to $980 per ton in the fourth quarter of 2007, to $1,078 per ton in 2008 and to $1,130 per ton in 2009.

Our Competitive Strengths

We believe that our competitive strengths include the following:

Well positioned to benefit from strengthening coated paper market fundamentals. We believe that we are well positioned to benefit from improving fundamentals in the coated paper industry, which are inherently linked to the balance of supply and demand. Since the second quarter of 2004, supply has decreased due to a reduction in production capacity in both North America and Europe, which was caused primarily by the closure of less efficient coated paper mills by our competitors. These closures were generally the result of a combination of higher energy prices, changes in Canadian dollar and euro exchange rates and other inflationary factors. According to RISI, Inc., North American producers have announced the shutdown of approximately 1.0 million tons of coated paper capacity in the second half of 2007, which represents approximately 8% of North American coated paper capacity. Based on favorable demand and a supply trends, RISI, Inc. projects that North American coated paper operating rates are expected to remain above 96% through 2010, with coated groundwood operating rates expected to be above 100% in 2008 and 2009.

A leading manufacturer of coated paper products in North America. We are one of the largest coated paper manufacturers in North America based on production capacity. Within the overall North American coated paper market, we have a leading market share in North American coated groundwood production capacity. In addition, we are North America’s lowest cost producer of coated freesheet paper. Our size provides us with economies of scale and enables us to optimize production across our integrated mill system to provide a broad spectrum of products, while also providing us the operational flexibility to adapt to our customers’ specific coated paper needs.

Leading positions in the industry’s most attractive segments and products. We are a leading supplier of coated papers to U.S. catalog and magazine publishers. The catalog and magazine end-user segments are among the most attractive within the coated papers industry due to their long-term growth prospects, favorable industry dynamics, blue-chip customer base and emphasis on product innovation and development. We maintain a leading position in the U.S. catalog and magazine end-user segments, with estimated segment shares of approximately 24% and 16%, respectively.

In addition to being focused on the most attractive end-user segments, our product portfolio is also concentrated on the most attractive products in both the paper industry, in general, and the coated paper segment, specifically. Coated papers have been among the fastest growing portion of the paper industry, with North American coated paper demand having grown 2.1% per annum since 2001, compared to a demand growth rate of negative 4.7% for newsprint and a demand growth rate of negative 1.8% for uncoated freesheet paper. We are also specifically focused on the fastest growing portions of the coated paper market. For example, we are one of three major North American-based producers of ultra-lightweight coated groundwood paper. Ultra-light weight coated groundwood paper has experienced higher growth than the coated paper market generally, a trend we expect to continue as customers are increasingly demanding lower basis weight products in order to reduce their freight and postage costs. In addition, ultra-lightweight coated papers sell for higher prices and yield higher margins than their higher basis weight counterparts. We believe that we have a competitive advantage in ultra-lightweight coated paper grades due to our investment in specialized equipment and our internal development of unique manufacturing processes.

Strong relationships with attractive customer base. We have long-standing relationships with leading publishers, commercial printers, retail merchandisers and paper merchants. Our relationships with our ten largest coated paper customers average more than 20 years. Our strong relationships with the leading customers in the catalog and magazine end-user segments, which have historically had stable, on-going paper needs, has allowed us to optimize our mill system to supply orders on an efficient, cost-effective basis. Due to the premium printing requirements of these end-users, we have also been able to shift our product mix towards higher value-added grades, such as lightweight and ultra-lightweight coated groundwood and grade No. 4 coated groundwood. In addition, greater than 60% of our net sales in 2006 were made pursuant to contracts we maintain with our customers, which allows us to plan our production runs well in advance, optimizing production over our integrated mill system and thereby reducing costs and increasing overall efficiency. Our relationships with our key customers also allow us to maintain operating rates that are in excess of industry levels. For example, according to RISI, Inc., average operating rates for coated paper producers were 97% in 2007, while our operating rates were 99% in the same period.

Well-invested, low-cost manufacturing facilities. We believe our coated paper mills are among the most efficient and lowest cost coated paper mills in the world based on the cash cost of delivery to Chicago. We attribute our manufacturing efficiency, in part, to the significant historical investments made in our mills. From 1985 to 2006, International Paper invested over $1.7 billion in growth capital expenditures for new machines, rebuilds, productivity enhancements and capacity expansions. In addition to these expenditures, over $800 million was invested by International Paper for maintenance and repairs of this equipment, as well as for certain environmental, health and safety projects. International Paper also improved the cost position of our system by closing over 500,000 tons of higher cost coated paper capacity. As a result, we are the owners of well-invested, low-cost production assets. Further, most of our paper production is at mills with integrated pulp production and energy co-generation facilities, which reduces our exposure to price volatility for energy and purchased pulp, two of our largest cost inputs. As we sell approximately the same amount of pulp as we purchase across our integrated production system, we are generally insulated from changes in pulp prices.

Efficient, integrated supply chain with unique service solutions. Coated paper customers have become increasingly focused on supply chain efficiency, cost reduction and lead time minimization. Our Internet-based ordering platform, the Online Order Management System, simplifies ordering, tracking and invoicing, and is part of our strategy to continually reduce the cost to serve our customer base. In addition, we operate Nextier Solutions, an Internet-based system designed for collaborative production planning, procurement and inventory management processes throughout the supply chain. Our customers use our systems to maximize supply chain efficiencies, improve communication and reduce operating costs. We believe this provides us with a competitive advantage by enabling us to run our operations more cost-effectively through better planning of manufacturing runs and tracking of costs and inventory and, in turn, provides our customers with better, cost-effective service.

We also believe the strategic location of our mills and distribution centers near attractive end-use markets, such as New York and Chicago, affords us the ability to more quickly and cost-effectively deliver our products to those markets. This close proximity to our customers provides for enhanced customer service and allows us to minimize our freight and delivery costs.

Experienced management team with proven track record. We believe our senior management team is a valuable asset to our business. This team has introduced industry-leading cost saving and efficiency programs and has lead the successful transition of our business from International Paper. In November 2006, Michael A. Jackson joined our business as President and Chief Executive Officer from Weyerhaeuser Company, where he most recently served as Senior Vice President in charge of the Cellulose Fibers, White Papers, Newsprint and Liquid Packaging Board businesses. Our senior management team averages approximately 20 years of experience in the paper and forest products industry.

Our Business Strategy

Increase revenues. One of our key objectives is to be the market leader with respect to profitable sales growth. We believe we can achieve this goal through the following strategies:

•

Capitalize on favorable trends in our industry. The coated paper industry is currently benefiting from favorable supply and demand trends and high operating rates, which have resulted in rising sales prices. We are currently implementing three price increases with an announced total increase of $185 per ton on our coated groundwood grades and $130 per ton on our coated freesheet grades. We expect to grow our revenues and operating profits as the price increases are further realized during 2008. Based on our coated paper production capacity, every $50 per ton achieved in increased selling prices, assuming volumes and costs remain constant, equates to $86 million in additional annual revenues and operating profits.

•

Leveraging our leading market position. We intend to further strengthen our leadership position by increasing our sales to both existing and new potential customers within the catalog and magazine segments, where, as industry leaders, we can offer an enhanced level of products and service. We believe that this competitive advantage will allow us to efficiently grow our business in line or in excess of market volume and price growth.

•

Participate in ongoing coated paper industry consolidation. We believe that there may be opportunities to participate in the current trend of consolidation in the North American coated paper industry. We intend to evaluate and pursue acquisitions and strategic partnerships that we believe will increase our profitability, enhance economies of scale, and augment or diversify our existing customer base. Through strategic acquisitions and partnerships, we intend to continue to improve our absolute and relative cost position, supplement our organic growth prospects, and enhance stockholder value.

•

Focus on specialty and higher value-added products. In addition to participating in underlying market growth, we plan to improve our market share and revenues by focusing on specialty and high value-added products, which we expect to grow in excess of general market growth. For instance, as one of the three North American-based producers of ultra-lightweight papers, we are positioned well with customers who want to lower postage and distribution expenses and thereby lower their total production costs. These products, in which we expect volumes to grow and prices to increase faster than the coated paper market in general, provide us with an opportunity to leverage our production advantage to garner additional revenues. In addition, we will continue to drive product performance improvements by taking advantage of technological advances and developing new products that meet the needs of our core catalog and magazine customers. We have a robust research and development effort that identifies, commercializes and capitalizes on new products and product innovations to generate additional sales opportunities.

Improve profitability. We intend to focus on productivity enhancements and on improving our cost platform through the following:

•

Increase productivity. Since 2001, we have significantly reduced production costs and enhanced manufacturing efficiency at our mills. During this period, we reduced total headcount by over 19%, while overall productivity increased by 15% as measured by production tons per day and by over 48% as measured by tons produced per day per employee. Combined with strategies to reduce raw material usage, repair costs and manufacturing overhead, these initiatives have significantly improved financial and operating results. Going forward, we intend to selectively pursue cost reduction and efficiency improvement initiatives based on their cost to achieve, likely success and anticipated payback period.

•

Improve operating performance. Through Realizable-GAP, or “R-GAP,” our continuous process improvement program, we have implemented focused programs to optimize raw materials sourcing and usage, reduce repair costs and control overhead. We believe these process improvements, combined with our ability to generate a substantial portion of our energy needs and produce low cost pulp through our integrated pulp operations, will enhance our operating leverage, earnings and cash flow. We will continue to enhance and use our proprietary R-GAP process to improve the profitability of our mill network.

Maximize cash flow. Since the acquisition of our business from International Paper, we have benefited from having a dedicated senior management team, who has implemented a focused strategy to allocate our resources to compete and maximize profitability and cash flow in the coated paper business. With this enhanced management focus, we have managed our working capital, capital expenditures and operational expenditures efficiently to optimize cash flow.

Our annual maintenance and environmental capital expenditures are expected to be $40 million to $50 million per year for the next few years, which we believe will be sufficient to maintain our productivity and maximize cash flow. As a result of our former parent’s significant growth capital expenditures, we believe that our capacity is sufficient to meet our current growth initiatives without significant additional spending and that future growth capital will be spent only upon the expectation of significant returns.

As a result of the way the acquisition of our business was structured, we also expect to pay minimal cash income taxes over the next few years due in part to high tax depreciation deductions we expect to realize. This tax depreciation should reduce future taxable profits from the business and minimize our cash income taxes.

We expect that our relatively low maintenance and environmental capital expenditures, improved working capital management, further cost reductions and minimal cash income taxes will enhance our ability to generate cash flow. We intend to use our cash flow to repay our debt and to reinvest in the growth of our business.

Risk Factors

An investment in our common stock involves substantial risks and uncertainties. Some of the more significant challenges and risks include those associated with our susceptibility to conditions in the U.S. economy, our ability to pass through increases in our costs to our customers, the cost of energy and raw materials, the highly competitive nature of the industry in which we operate and our significant amount of indebtedness. See “Risk Factors” for a discussion of the factors you should consider before investing in our common stock.

The Merger

We, along with Verso Paper Two Corp., Verso Paper Three Corp., Verso Paper Four Corp. and Verso Paper Five Corp., are the wholly-owned subsidiaries of Verso Paper Management LP. Prior to the effective date of the registration statement of which this prospectus is a part, Verso Paper Two Corp., Verso Paper Three Corp., Verso Paper Four Corp. and Verso Paper Five Corp. will merge with and into us, and we will be the surviving corporation. The combination of us with these four entities is referred to throughout this prospectus as the “Merger.” Upon consummation of the Merger, Verso Fiber Farm LLC, which is currently a wholly-owned subsidiary of Verso Paper Five Corp., will become our wholly-owned subsidiary. In connection with Verso Fiber Farm LLC becoming our wholly-owned subsidiary, we intend to use $             million of the net proceeds from this offering to repay the outstanding $10.0 million senior secured term loan of Verso Fiber Farm LLC and to transfer the remainder of this amount to our parent, Verso Paper Management LP. As a result of the Merger, Verso Paper LLC, the chief operating entity through which our business is operated, and each of its subsidiaries, which will include Verso Fiber Farm LLC, will become our wholly-owned indirect subsidiaries. See “—Summary Corporate Structure Pre- and Post-Merger.”

Additional Information

Our principal executive offices are located at 6775 Lenox Center Court, Suite 400, Memphis, Tennessee 38115-4436. Our telephone number is (901) 369-4100. Our website address is http://www.versopaper.com. Information on our website is not considered part of this prospectus.

Summary Corporate Structure Pre- and Post-Merger

The following chart represents our summary corporate structure prior to the Merger. See “Prospectus Summary—The Merger” and “Principal Stockholders.”

The following chart represents our summary corporate structure immediately following the consummation of the Merger and this offering. Verso Paper Corp. is the surviving entity of the merger of Verso Paper Corp., Verso Paper Two Corp., Verso Paper Three Corp., Verso Paper Four Corp. and Verso Paper Five Corp. See “Prospectus Summary—The Merger” and “Principal Stockholders.”

The Offering

Shares of common stock offered by us	shares

Common stock to be outstanding after this offering	shares

Use of proceeds	We estimate that the net proceeds to us from this offering, after deducting underwriting discounts and estimated offering expenses, will be approximately $ million. We intend to use the net proceeds to repay the outstanding $10.0 million senior secured term loan of Verso Fiber Farm LLC and make a related transfer to our parent, Verso Paper Management LP, to repay the outstanding $250.0 million senior unsecured term loan facility of our subsidiary, Verso Paper Finance Holdings LLC, and for general corporate purposes, including working capital, the expansion of our production capabilities, research and development, purchases of capital equipment and potential acquisitions of businesses that we believe are complementary to our business. See “Use of Proceeds.”

Listing	We will apply to have our common stock listed on the New York Stock Exchange under the trading symbol “VRS.”

The number of shares of common stock to be outstanding after this offering is based on              shares of common stock outstanding upon completion of the Merger and the filing of our amended and restated certificate of incorporation, and excludes              shares of common stock reserved for issuance under our equity compensation plans upon completion of this offering.

Except as otherwise indicated, all information in this prospectus:

•

gives effect to the Merger and the filing of our amended and restated certificate of incorporation, effecting a     -for-1 stock split with respect to our common stock, which will occur prior to the effective date of the registration statement of which this prospectus is a part; and

•	assumes no exercise by the underwriters of their option to purchase shares of our common stock in this offering to cover over-allotments.

Summary Historical Pro Forma Combined Financial Data

The following table presents our summary historical financial data and summary pro forma condensed financial data. The following information is only a summary and should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Unaudited Pro Forma Condensed Consolidated Financial Data” and the combined audited financial statements of the Coated and Supercalendered Papers Division of International Paper and the audited combined financial statements of Verso Paper Corp. and notes thereto included elsewhere in this prospectus, as well as the other financial information included in this prospectus.

On August 1, 2006, our wholly-owned subsidiary, Verso Paper LLC, acquired the assets and certain of the liabilities of the Coated and Supercalendered Papers Division from International Paper, including the mills located in Jay, Maine, Bucksport, Maine, Quinnesec, Michigan and Sartell, Minnesota, together with other related facilities and assets and certain administrative and sales and marketing functions, pursuant to the terms of a purchase and sale agreement entered into between Verso Paper LLC and International Paper on June 4, 2006. We, along with our subsidiaries, were formed by affiliates of Apollo Management, L.P., which we refer to as “Apollo,” for the purpose of consummating the acquisition of the Coated and SC Papers Division from International Paper, or the “Acquisition.” In connection with the Acquisition, Verso Paper Holdings LLC issued $1,185 million of debt, which we refer to as the “Financing,” consisting of a $285 million term loan B facility, or the “Term Loan B,” $600 million in aggregate principal amount of second priority senior secured notes and $300 million in aggregate principal amount of senior subordinated notes. We also obtained a $200 million revolving credit facility, which we refer to, together with the Term Loan B, as the “senior secured credit facilities.” As used in this prospectus, the term “Transactions” means, collectively, the Acquisition and the related Financing. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”

The historical combined statement of operations data for the years ended December 31, 2004 and 2005, and for the seven months ended July 31, 2006, have been derived from the combined financial statements of the Coated and Supercalendered Papers Division of International Paper, which we refer to as the “Predecessor” or the “Division,” which have been audited by Deloitte & Touche LLP an independent registered public accounting firm, and are included in this prospectus. The summary combined balance sheet data as of December 31, 2006, and the summary combined statement of operations data for the five months ended December 31, 2006, have been derived from the combined financial statements of Verso Paper Corp, which we refer to as the “Successor” which have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, and are included in this prospectus. The summary combined statements of operations data for the two months ended September 30, 2006, and for the nine months ended September 30, 2007, have been derived from the unaudited combined financial statements included elsewhere in this prospectus. The unaudited financial statements have been prepared on the same basis as the audited financial statements and, in the opinion of our management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information set forth herein. Interim financial statements are not necessarily indicative of results that may be experienced for the fiscal year or any future reporting period.

The pro forma condensed consolidated statement of operations data has been adjusted to give effect to the Transactions as if these events occurred on January 1, 2006.

The summary pro forma condensed consolidated financial data is for information purposes only and does not purport to present what our results of operations and financial condition would have been had the Transactions actually occurred on such date, nor does it project our results of operations for any future period or our financial condition at any future date.

	Predecessor Combined			Successor Combined	Pro Forma	Successor Combined
	Year Ended December 31,		Seven Months Ended July 31,	Five Months Ended December 31,	Year Ended December 31,	Two Months Ended September 30,	Nine Months Ended September 30,
	2004	2005	2006	2006	2006	2006	2007
	(dollars and tons in millions, except per share data)
Statement of Operations Data:
Net sales	$1,463.3	$1,603.8	$904.4	$706.8	$1,611.2	$298.8		$1,183.0
Costs and expenses:
Costs of products sold exclusive of depreciation and amortization	1,272.5	1,338.2	771.6	589.3	1,355.1	247.9		1,035.9
Depreciation and amortization	130.5	129.4	72.7	48.3	116.0	18.8		90.7
Selling, general and administrative expenses	65.3	65.6	34.3	14.4	44.5	5.4		38.0
Restructuring and other charges	0.6	10.4	(0.3)	10.1	9.8	3.7		16.5

Operating income (loss)	(5.6)	60.2	26.1	44.7	85.8	23.0		1.9
Interest expense	16.0	14.8	8.4	49.1	118.3	19.7		106.6
Interest income	(0.3)	—	—	(1.8)	(1.8)	(0.5)		(1.3)

Income (loss) before income taxes	(21.3)	45.4	17.7	(2.6)	(30.7)	3.8		(103.4)
Provision (benefit) for income taxes	(8.2)	17.9	7.0	—	—	—		—

Net income (loss)	$(13.1)	$27.5	$10.7	$(2.6)	$(30.7)	$3.8		$(103.4)

Per Share Data:
Earnings (loss) per share				$(2,637)		$3,782		$(103,416)
Common shares outstanding				1,000		1,000		1,000
Statement of Cash Flows Data:
Cash (used in) provided by operating activities	$123.7	$116.8	$39.3	$128.2		$48.6		$(38.0)
Cash used in investing activities	(111.5)	(53.0)	(27.6)	(1,402.0)		(1,392.2)		(47.8)
Cash (used in) provided by financing activities	(12.2)	(63.8)	(11.6)	1,386.3		1,413.6		0.2
Other Financial and Operating Data:
EBITDA(1)	$124.9	$189.6	$98.8	$93.0		$41.8		$92.6
Capital expenditures	111.3	53.1	27.7	27.8		$8.2		49.6
Total tons sold	2,064.6	2,024.9	1,145.0	866.4		359.5		1,540.8
As Adjusted Statement of Operations Data(2):
As adjusted cash interest expense(3)							$
As adjusted net income (loss)							$
As adjusted earnings per share							$
As adjusted common shares outstanding

	As of September 30, 2007
	Actual	As Adjusted(4)
	(dollars in millions)
Balance Sheet Data:
Cash and cash equivalents	$26.9
Working capital(5)	83.7
Property, plant and equipment, net	1,170.7
Total assets	1,596.9
Total debt	1,419.7
Stockholders’ equity	(64.4)

(1)	EBITDA consists of earnings before interest, taxes depreciation and amortization. EBITDA is a measure commonly used in our industry and we present EBITDA to enhance your understanding of our operating performance. We use EBITDA as one criterion for evaluating our performance relative to that of our peers. We use EBITDA as an operating performance measure, and not a liquidity measure. We believe that EBITDA provides investors and analysts with a measure of operating results unaffected by differences in capital structures, capital investment cycles and ages of related assets among otherwise comparable companies. However, EBITDA is not a measurement of financial performance under accounting principles generally accepted in the United States, or “U.S. GAAP,” and our EBITDA may not be comparable to similarly titled measures of other companies. You should not consider our EBITDA as an alternative to operating or net income, determined in accordance with U.S. GAAP, as an indicator of our operating performance, or as an alternative to cash flows from operating activities, determined in accordance with U.S. GAAP, as an indicator of our cash flows or as a measure of liquidity.

The following table reconciles net income (loss) to EBITDA for the periods presented:

	Predecessor Combined			Successor Combined	Successor Combined
	Year Ended December 31,		Seven Months Ended July 31,	Five Months Ended December 31,	Nine Months Ended September 30,
	2004	2005	2006	2006	2007
	(dollars in millions)
Net income (loss)	$(13.1)	$27.5	$10.7	$(2.6)	$(103.4)
Interest expense, net:	15.7	14.8	8.4	47.3	105.3
Income tax expense (benefit)	(8.2)	17.9	7.0	—	—
Depreciation and amortization	130.5	129.4	72.7	48.3	90.7

EBITDA	$124.9	$189.6	$98.8	$93.0	$92.6

(2)	The as adjusted statement of operations data gives effect to this offering, at a price of $ per share, the mid-point of the range set forth on the cover of this prospectus, and the use of the net proceeds therefrom, as if this offering was consummated at the beginning of the nine months ended September 30, 2007.

Set forth below is an unaudited reconciliation of net income (loss) to as adjusted net income (loss) for the nine months ended September 30, 2007:

Nine Months Ended September 30, 2007
(dollars in millions)
Net income (loss)	$
Adjustment to decrease interest expense, net(a)
Adjustment to provision (benefit) for income taxes

As adjusted net income (loss)	$

(a)	The decrease in interest expense reflects the decrease in interest cost of $ million as a result of this offering and the use of the net proceeds therefrom to repay the outstanding $250.0 million senior unsecured term loan facility of our subsidiary, Verso Paper Finance Holdings LLC, bearing interest at a rate equal to %, and repay the outstanding $10.0 million senior secured term loan of our subsidiary, Verso Fiber Farm LLC, bearing interest at a rate equal to %, net of the write-off of deferred financing costs of $ million and the premium paid to repay the senior unsecured term loan facility of $2.5 million.

(3)	Cash interest expense represents gross interest expense related to our debt, excluding the amortization of debt issuance costs.

(4)	The as adjusted combined balance sheet data reflects the balance sheet data as of September 30, 2007, adjusted for this offering and the use of the net proceeds therefrom. A $1.00 increase (decrease) in the assumed initial public offering price of $ per share, the mid-point of the range set forth on the cover of this prospectus, would increase (decrease) each of cash and cash equivalents, working capital, total assets and stockholders’ equity by $ million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

(5)	Working capital is defined as current assets net of current liabilities, excluding the current portion of long-term debt and the Division’s accounts payable to International Paper—net.

Covenant Compliance

Certain covenants contained in the credit agreement governing our subsidiary’s senior secured credit facilities and the indentures governing our subsidiary’s outstanding notes (i) require the maintenance of a senior secured debt to Adjusted EBITDA (as defined below) ratio and (ii) restrict our ability to take certain actions such as incurring additional debt or making acquisitions if we are unable to meet defined Adjusted EBITDA to Fixed Charges (as defined below), senior secured debt to Adjusted EBITDA and consolidated debt to Adjusted EBITDA ratios. The most restrictive of these covenants, the covenants to incur additional indebtedness and the ability to make future acquisitions, require an Adjusted EBITDA to Fixed Charges ratio (measured on a trailing four-quarter basis) of 2.0:1.0. For the purpose of calculating this ratio, pro forma effect is given to any repayment of debt, such as that contemplated with the net proceeds from this offering, as if such transaction occurred at the beginning of the trailing four-quarter period. Failure to comply with these covenants can result in limiting our long-term growth prospects by hindering our ability to incur future indebtedness or grow through acquisitions. See “Risk Factors—Our substantial indebtedness could adversely affect our financial health.”

Fixed Charges are consolidated interest expense excluding the amortization or write-off of deferred financing costs. Cash interest expense is adjusted in the table below to give effect to this offering and the use of the net proceeds therefrom. Adjusted EBITDA is EBITDA further adjusted to exclude unusual items and other pro forma adjustments permitted in calculating covenant compliance in the indentures governing our outstanding notes to test the permissibility of certain types of transactions. We believe that the inclusion of the supplemental adjustments applied in calculating Adjusted EBITDA and the adjustment to cash interest expense to give effect to this offering and the use of the net proceeds therefrom are appropriate to provide additional information to investors to demonstrate our compliance with our financial covenants and assess our ability to incur additional indebtedness in the future. However, Adjusted EBITDA is not a measurement of financial performance under U.S. GAAP, and Adjusted EBITDA may not be comparable to similarly titled measures of other companies. You should not consider our Adjusted EBITDA as an alternative to operating or net income, determined in accordance with U.S. GAAP, as an indicator of our operating performance, or as an alternative to cash flows from operating activities, determined in accordance with U.S. GAAP, as an indicator of our cash flows or as a measure of liquidity.

The following table reconciles cash flow from operating activities to EBITDA and Adjusted EBITDA for the periods presented. Statement of operations data for the twelve months ended September 30, 2007, is calculated by adding the three months ended December 31, 2006 data to the data for the nine months ended September 30, 2007. In addition, for comparison purposes, EBITDA and Adjusted EBITDA for the year ended December 31, 2006, are presented on a combined basis, consisting of the historical results of the Predecessor for the seven months ended July 31, 2006, and the results of the Successor for the five month period beginning August 1, 2006 and ending December 31, 2006. U.S. GAAP does not contemplate the combination of the financial results of our Predecessor company and Successor company, as the combined information does not include any pro forma assumptions or adjustments and, as a result, does not fully reflect the significant impact the Transactions have had on our financial statements.

	Predecessor Combined	Successor Combined	Successor and Predecessor Combined	Successor Combined
	Seven Months Ended July 31, 2006	Five Months Ended December 31, 2006	Year Ended December 31, 2006	Three Months Ended December 30, 2006	Nine Months Ended September 30, 2007	Twelve Months Ended September 30, 2007
	(dollars in millions)
Cash flow from operating activities	$39.3	$128.2	$167.5	$79.6	$(38.0)		$41.6
Income tax expense	7.0	—	7.0	—	—		—
Amortization of debt issuance costs	—	(2.3)	(2.3)	(1.4)	(5.0)		(6.4)
Interest income	—	(1.8)	(1.8)	(1.3)	(1.3)		(2.6)
Interest expense	8.4	49.1	57.5	29.4	106.6		136.0
Loss on disposal of fixed assets	(1.3)	(0.1)	(1.4)	(0.1)	(0.2)		(0.3)
Other, net	(0.7)	—	(0.7)	—	(1.1)		(1.1)
Changes in assets and liabilities, net	46.1	(80.1)	(34.0)	(54.9)	31.6		(23.3)

EBITDA	$98.8	$93.0	$191.8	$51.3	$92.6		$143.9
Lease not assumed(a)	5.8	—	5.8	—	—		—
Operational improvements(b)	5.7	2.1	7.8	1.3	3.7		5.0
Restructuring, severance and other(c)	(0.3)	10.1	9.8	6.5	16.5		23.0
Non-cash compensation/benefits(d)	5.0	0.4	5.4	0.4	0.5		0.9
Inventory fair value(e)	—	5.9	5.9	1.3	—		1.3
Other items, net(f)	8.1	(8.2)	(0.1)	(4.1)	6.9		2.8

Adjusted EBITDA	$123.1	$103.3	$226.4	$56.7	$120.2		$176.9

As adjusted cash interest expense(g)						$
Adjusted EBITDA to as adjusted cash interest expense

(a)	Reflects the elimination of the historical rent expense incurred on the Sartell property lease that was not assumed by us in the Acquisition.

(b)	Represents the elimination or addition of expected earnings as a result of changes in the use of two of our paper machines at the Androscoggin mill prior to the Acquisition, and the benefit of lower wood cost at our Sartell mill resulting from the harvest of hybrid poplar from our fiber farm.

(c)	Includes restructuring and severance as per our financial statements. Restructuring includes transition and other non-recurring costs associated with the acquisition and carve out.

(d)	Represents amortization of certain one-time benefit payments and non-cash benefit payments. Also includes the elimination of historical non-cash stock compensation costs previously incurred by us under International Paper’s compensation plan.

(e)	Represents the fair value of inventory adjustment related to purchase accounting.

(f)	Represents earnings adjustments for exceptional levels of bad debt expense, legal and consulting fees, and other miscellaneous non-recurring items, including adjustments for incremental estimated costs for activities previously part of the corporate allocation as well as other incremental costs we anticipated incurring on a stand-alone basis subsequent to the Transactions.

(g)	As adjusted cash interest expense gives effect to this offering and reflects a decrease in cash interest expense for the twelve months ended September 30, 2007 equal to $ million as a result of the repayment of the outstanding $250.0 million senior unsecured term loan facility of our subsidiary, Verso Paper Finance Holdings LLC, bearing interest at a rate equal to %, and the repayment of the outstanding $10.0 million senior secured term loan of our subsidiary, Verso Fiber Farm LLC, bearing interest at a rate equal to %, as if this offering and the use of the net proceeds therefrom were consummated at the beginning of the twelve month period. Cash interest expense represents gross interest expense related to the debt, excluding amortization of debt issuance costs.

RISK FACTORS

Purchasing our common stock in this offering involves a high degree of risk. You should carefully consider the following factors, in addition to the other information contained in this prospectus, in deciding whether to invest in our common stock. This prospectus contains forward-looking statements that involve risks and uncertainties. Our actual results may differ significantly from the results discussed in the forward-looking statements. Factors that might cause such differences include those discussed below.

Risks Relating to our Business

We have limited ability to pass through increases in our costs to our customers. Increases in our costs or decreases in coated or supercalendered paper prices could adversely affect our business, financial condition or results of operations.

Our earnings are sensitive to price changes in coated or supercalendered paper. Fluctuations in paper prices (and coated paper prices in particular) historically have had a direct effect on our net income (loss) and EBITDA for several reasons:

•

Market prices for paper products are a function of supply and demand, factors over which we have limited control. We therefore have limited ability to control the pricing of our products. Market prices of grade No. 3, 60 lb. basis weight paper, which is an industry benchmark for coated freesheet paper pricing, have fluctuated since 2000 from a high of $950 per ton to a low of $705 per ton. In addition, market prices of grade No. 5, 34 lb. basis weight paper, which is an industry benchmark for coated groundwood paper pricing, have fluctuated between a high of $1,040 per ton to a low of $795 per ton over the same period. Because market conditions determine the price for our paper products, the price for our products could fall below our cash production costs;

•

Market prices for paper products typically are not directly affected by raw material costs or other costs of sales, and consequently we have limited ability to pass through increases in our costs to our customers absent increases in the market price. In addition, a significant portion of our sales are pursuant to contracts that limit price increases. Thus, even though our costs may increase, we may not have the ability to increase the prices for our products, or the prices for our products may decline; and

•

The manufacturing of coated paper is highly capital-intensive and a large portion of our operating costs are fixed. Additionally, paper machines are large, complex machines that operate more efficiently when operated continuously. Consequently, both we and our competitors typically continue to run our machines whenever marginal sales exceed the marginal costs, adversely impacting prices at times of lower demand.

Therefore, our ability to achieve acceptable margins is principally dependent on (i) managing our cost structure, (ii) managing changes in raw materials prices, which represent a large component of our operating costs and fluctuate based upon factors beyond our control and (iii) general conditions in the paper market. If the prices of our products decline, or if our raw material costs increase, it could have a material adverse effect on our business, financial condition and results of operations.

The paper industry is cyclical. Fluctuations in supply and demand for our products could materially adversely affect our business, financial condition and results of operations.

The paper industry is a commodity market to a significant extent and is subject to cyclical market pressures. North American demand for coated and supercalendered paper products tends to decline during a weak U.S. economy. Accordingly, general economic conditions and demand for magazines and catalogs may have a material adverse impact on the demand for our products, which could have a material adverse effect on our business, financial condition and results of operations. In addition, currency fluctuations can have a significant impact on the supply of coated paper products in North America. If the U.S. dollar strengthens, imports may increase, which would cause the supply of paper products available in the North American market to increase. Foreign overcapacity also could result in an increase in the supply of paper products available in the North American market. An increased supply of paper available in North America could put downward pressure on prices and/or cause us to lose sales to competitors, either of which could have a material adverse effect on our business, financial condition and results of operations.

We have a limited operating history as a separate company. Accordingly, our Predecessor combined historical financial data may not be representative of our results as a separate company.

We operated as a division of International Paper prior to the Acquisition. Therefore, we have a very limited operating history as a separate company. Our business strategy as an independent entity may not be successful on a long-term basis. Although International Paper, after the completion of the Acquisition, generally no longer sells coated or supercalendered paper, we cannot assure you that our customers will continue to do business with us on the same terms as when we were a division of International Paper or at all. We may not be able to grow our business as planned and may not remain a profitable business. In addition, the historical combined financial data included in this prospectus may not necessarily reflect what our results of operations, financial condition and cash flows would have been had we been a separate independent entity pursuing our own strategies during the periods presented. Our limited operating history as a separate entity makes evaluating our business and our future financial prospects difficult. As a result, our business, financial condition and results of operations may differ materially from our expectations based on the historical and pro forma financial data contained in the prospectus.

Our cost structure following the Acquisition is not comparable to the cost structure that we experienced in prior periods and may not be comparable to the cost structure that we have estimated for purposes of the pro forma financial statements included in this prospectus. Our management has limited experience managing our business as a separate company with a significant amount of indebtedness. We cannot assure you that our cost structure in future periods will be consistent with our current expectations or will permit us to operate our business profitably.

The markets in which we operate are highly competitive.

Our business is highly competitive. Competition is based largely on price. We compete with foreign producers, some of which are lower cost producers than we are or are subsidized by governments. We also face competition from numerous North American coated and supercalendered paper manufacturers. Some of our competitors have advantages over us, including lower raw material and labor costs and fewer environmental and governmental regulations to comply with than we do. Furthermore, some of our competitors have greater financial and other resources than we do or may be better positioned than we are to compete for certain opportunities.

Our non-U.S. competitors may develop a competitive advantage over us and other U.S. producers if the U.S. dollar strengthens in comparison to the home currency of those competitors or ocean shipping rates decrease. If the U.S. dollar strengthens, if shipping rates decrease or if overseas supply exceeds demand, imports may increase, which would cause the supply of coated paper products available in the North American market to increase. An increased supply of coated paper could cause us to lower our prices or lose sales to competitors, either of which could have a material adverse effect on our business, financial condition and results of operations.

In addition, the following factors will affect our ability to compete:

•	product availability;

•	the quality of our products;

•	our breadth of product offerings;

•	our ability to maintain plant efficiencies and high operating rates;

•	manufacturing costs per ton;

•	customer service and our ability to distribute our products on time; and

•	the availability and/or cost of wood fiber, market pulp, chemicals, energy and other raw materials and labor.

If we are unable to obtain energy or raw materials at favorable prices, or at all, it could adversely impact our business, financial condition and results of operations.

We purchase wood fiber, market pulp, chemicals, energy and other raw materials from third parties. We may experience shortages of energy supplies or raw materials or be forced to seek alternative sources of supply. If we are forced to seek alternative sources of supply, we may not be able to do so on terms as favorable as our current terms or at all. In addition, the prices for energy and many of our raw materials, especially petroleum-based chemicals, have been volatile and have increased over the last year. Prices are expected to remain volatile for the foreseeable future. Chemical suppliers that use petroleum-based products in the manufacture of their chemicals may, due to a supply shortage and cost increase, ration the amount of chemicals available to us and/or we may not be able to obtain the chemicals we need to operate our business at favorable prices, if at all. In addition, certain specialty chemicals that we purchase are available only from a small number of suppliers. If any of these suppliers were to cease operations or cease doing business with us, we may be unable to obtain such chemicals at favorable prices, if at all.

The supply of energy or raw materials may be adversely affected by, among other things, hurricanes and other natural disasters or an outbreak or escalation of hostilities between the United States and any foreign power and, in particular, events in the Middle East. For example, timber supply is sometimes limited by fire, insect infestation, disease, ice and wind storms, floods, or other weather conditions. Additionally, due to increased fuel costs, suppliers, distributors and freight carriers have charged fuel surcharges, which have increased our costs. Any significant shortage or significant increase in our energy or raw material costs in circumstances where we cannot raise the price of our products due to market conditions could have a material adverse effect on our business, financial condition and results of operations. Any disruption in the supply of energy or raw materials could also affect our ability to meet customer demand in a timely manner and could harm our reputation. Furthermore, we may be required to post letters of credit or other financial assurance obligations with certain of our energy and other suppliers, which could limit our financial flexibility.

We are involved in continuous manufacturing processes with a high degree of fixed costs. Any interruption in the operations of our manufacturing facilities may affect our operating performance.

We seek to run our paper machines on a nearly continuous basis for maximum efficiency. Any unplanned plant downtime at any of our paper mills results in unabsorbed fixed costs that negatively affect our results of operations for the period in which we experience the downtime. Due to the extreme operating conditions inherent in some of our manufacturing processes, we may incur unplanned business interruptions from time to time and, as a result, we may not generate sufficient cash flow to satisfy our operational needs. In addition, many of the geographic areas where our production is located and where we conduct our business may be affected by natural disasters, including snow storms, forest fires and flooding. Such natural disasters could cause our mills to stop running, which could have a material adverse effect on our business, financial condition and results of operations. Furthermore, during periods of weak demand for paper products, we have in the past and may in the future experience market-related downtime, which could have a material adverse effect on our financial condition and results of operations.

Our operations require substantial ongoing capital expenditures, and we may not have adequate capital resources to fund all of our required capital expenditures.

Our business is capital intensive, and we incur capital expenditures on an ongoing basis to maintain our equipment and comply with environmental laws, as well as to enhance the efficiency of our operations. Our pro forma combined capital expenditures were $56 million in 2006, including $46 million for maintenance and environmental capital expenditures. We expect to spend approximately $67 million on capital expenditures during 2007, including approximately $42 million for maintenance and environmental capital expenditures. We anticipate that our available cash resources and cash generated from operations will be sufficient to fund our operating needs and capital expenditures for at least the next year. However, if we require additional funds to fund our capital expenditures, we may not be able to obtain them on favorable terms, or at all. If we cannot maintain or upgrade our facilities and equipment as we require or as necessary to ensure environmental compliance, it could have a material adverse effect on our business, financial condition and results of operations.

We depend on a small number of customers for a significant portion of our business.

Our largest customer, A.T. Clayton & Co., Inc., accounted for approximately 9% of our pro forma combined net sales in 2006. In 2006, our ten largest customers (including A.T. Clayton & Co., Inc.) accounted for approximately 55% of our pro forma combined net sales, while our ten largest end-users accounted for approximately 33% of our pro forma combined net sales. The loss of, or reduction in orders from, any of these customers or other customers could have a material adverse effect on our business, financial condition and results of operations, as could significant customer disputes regarding shipments, price, quality or other matters.

We may not realize certain productivity enhancements or improvements in costs.

As part of our business strategy, we intend to identify opportunities to improve profitability by reducing costs and enhancing productivity. Any cost savings or productivity enhancements that we realize from such efforts may differ materially from our estimates. For example, we have several productivity enhancement initiatives to reduce waste and increase the amount of uptime on our paper machines. We cannot assure you that these initiatives will be completed as anticipated or that the benefits we expect will be achieved on a timely basis or at all.

Rising postal costs could weaken demand for our paper products.

A significant portion of paper is used in magazines, catalogs and other promotional mailings. Many of these materials are distributed through the mail. Future increases in the cost of postage could reduce the frequency of mailings, reduce the number of pages in magazine and advertising materials and/or cause catalog and magazine publishers to use alternate methods to distribute their materials. Any of the foregoing could decrease the demand for our products, which could materially adversely affect our business, financial condition and results of operations.

Our business may suffer if we do not retain our senior management.

We depend on our senior management. The loss of services of members of our senior management team could adversely affect our business until suitable replacements can be found. There may be a limited number of persons with the requisite skills to serve in these positions and we may be unable to locate or employ qualified personnel on acceptable terms. In addition, our future success requires us to continue to attract and retain competent personnel.

A large percentage of our employees are unionized. Wage increases or work stoppages by our unionized employees may have a material adverse effect on our business, financial condition and results of operations.

As of December 31, 2007, approximately 35%, of our employees were represented by labor unions under four collective bargaining agreements at two of our mills. In 2007, we completed successful labor negotiations for three agreements that were up for renewal during the year, and the new agreements will expire in 2011. We may become subject to material cost increases or additional work rules imposed by agreements with labor unions. This could increase expenses in absolute terms and/or as a percentage of net sales. In addition, although we believe we have good relations with our employees, work stoppages or other labor disturbances may occur in the future. Any of these factors could negatively affect our business, financial condition and results of operations.

We depend on third parties for certain transportation services.

We rely primarily on third parties for transportation of our products to our customers and transportation of our raw materials to us, in particular, by truck and train. If any of our third-party transportation providers fail to deliver our products in a timely manner, we may be unable to sell them at full value. Similarly, if any of our transportation providers fail to deliver raw materials to us in a timely manner, we may be unable to manufacture our products on a timely basis. Shipments of products and raw materials may be delayed due to weather conditions, strikes or other events. Any failure of a third-party transportation provider to deliver raw materials or products in a timely manner could harm our reputation, negatively impact our customer relationships and have a material adverse effect on our business, financial condition and results of operations. In addition, our ability to deliver our products on a timely basis could be adversely affected by the lack of adequate availability of transportation services, especially rail capacity, whether because of work stoppages or otherwise. Furthermore, increases in the cost of our transportation services, including as a result of rising fuel costs, could cause a material adverse effect on our business, financial condition and results of operations.

We are subject to various environmental, health and safety regulations that could impose substantial costs or other liabilities upon us and may adversely affect our operating performance and financial condition.

We are subject to a wide range of federal, state and local general and industry-specific environmental, health and safety laws and regulations, including those relating to air emissions, wastewater discharges, solid and hazardous waste management and disposal and site remediation. Compliance with these laws and regulations is a significant factor in our business. We have made, and will continue to make, significant expenditures to comply with these requirements. In addition, we handle and dispose of wastes arising from our mill operations and operate a number of on-site landfills to handle that waste. We maintain financial assurance for the projected cost of closure and post-closure care for these landfill operations. We could be subject to potentially significant fines, penalties, criminal sanctions, plant shutdowns or interruptions in operations for any failure to comply with applicable environmental, health and safety laws and regulations. Moreover, under certain environmental laws, a current or previous owner or operator of real property, and parties that generate or transport hazardous substances that are disposed of at real property, may be held liable for the full cost to investigate or clean up such real property and for related damages to natural resources. We may be subject to liability, including liability for investigation and cleanup costs, if contamination is discovered at one of our current or former paper mills, other properties or other locations where we have disposed of, or arranged for the disposal of, wastes. International Paper has agreed to indemnify us, subject to certain limitations, for former properties and former off-site shipments, as well as certain other environmental liabilities. There can be no assurance that International Paper will perform under any of its environmental indemnity obligations, which could have a material adverse effect on our financial condition and results of operations. We also could be subject to claims brought pursuant to applicable laws, rules or regulations for property damage or personal injury resulting from the environmental impact of our operations, including due to human exposure to hazardous substances. Increasingly stringent environmental requirements, more aggressive enforcement actions or policies, the discovery of unknown conditions or the bringing of future claims may cause our expenditures for environmental matters to increase, and we may incur material costs associated with these matters. For a further discussion of environmental laws, rules and regulations that affect our business, see “Business—Environmental and Other Governmental Regulations” and “Business—Legal Proceedings.”

Our substantial indebtedness could adversely affect our financial health.

We have and will continue to have a significant amount of indebtedness. On September 30, 2007, after giving effect to this offering and the use of the net proceeds therefrom, we would have had total indebtedness of

$             million. After giving effect to this offering and the use of the net proceeds therefrom, the total amount of payments we will need to make on our outstanding indebtedness for each of the next three fiscal years is equal to $109.4 million, $109.2 million and $109.0 million, respectively (assuming the current prevailing interest rates on our outstanding floating rate indebtedness remain the same).

Our substantial indebtedness could have important consequences to you. For example, it could:

•	increase our vulnerability to general adverse economic and industry conditions;

•

require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures, research and development efforts and other general corporate purposes;

•	increase our vulnerability to and limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	expose us to the risk of increased interest rates as borrowings under our senior secured credit facilities and our floating rate senior notes will be subject to variable rates of interest;

•	place us at a competitive disadvantage compared to our competitors that have less debt; and

•	limit our ability to borrow additional funds.

In addition, the indentures governing our outstanding notes and our senior secured credit facilities contain financial and other restrictive covenants that limit our ability to engage in activities that may be in our long-term best interests. Our failure to comply with those covenants could result in an event of default which, if not cured or waived, could result in the acceleration of all of our debts.

We and our subsidiaries may be able to incur substantial additional indebtedness in the future because the terms of the indentures governing our outstanding notes and our senior secured credit facilities do not fully prohibit us or our subsidiaries from doing so. If new indebtedness is added to our and our subsidiaries’ current debt levels, the related risks that we and they now face could intensify.

We are a holding company with no operations of our own and depend on our subsidiaries for cash.

All of our operations are conducted through our subsidiaries, and none of our subsidiaries is obligated to make funds available to us. Accordingly, our ability to make payments on any indebtedness or distribute dividends to our stockholders is dependent on the earnings and the distribution of funds from our subsidiaries. The terms of the senior secured credit facilities and the indentures governing the outstanding notes of our subsidiaries significantly restrict our subsidiaries from paying dividends and otherwise transferring assets to us. Furthermore, our subsidiaries are permitted under the terms of the senior secured credit facilities and indentures to incur additional indebtedness that may severely restrict or prohibit the making of distributions, the payment of dividends or the making of loans by our subsidiaries to us. We cannot assure you that the agreements governing the current and future indebtedness of our subsidiaries will permit our subsidiaries to provide us with sufficient dividends, distributions or loans to fund our obligations or pay dividends to our stockholders.

Risks Related to Our Common Stock

There is no existing market for our common stock, and we do not know if one will develop to provide you with adequate liquidity.

Prior to this offering, there has not been a public market for our common stock. We cannot predict the extent to which investor interest in our company will lead to the development of an active trading market on the New York Stock Exchange or otherwise or how liquid that market might become. If an active trading market does not develop, you may have difficulty selling any of our common stock that you buy. The initial public offering price for the common stock will be determined by negotiations between us and the representatives of the underwriters and may not be indicative of prices that will prevail in the open market following this offering. Consequently, you may not be able to sell our common stock at prices equal to or greater than the price you paid in this offering.

The price of our common stock may fluctuate significantly, and you could lose all or part of your investment.

Volatility in the market price of our common stock may prevent you from being able to sell your common stock at or above the price you paid for your common stock. The market price of our common stock could fluctuate significantly for various reasons, including:

•	our operating and financial performance and prospects;

•	our quarterly or annual earnings or those of other companies in our industry;

•	the public’s reaction to our press releases, other public announcements and filings with the U.S. Securities and Exchange Commission, or “SEC”;

•	changes in earnings estimates or recommendations by research analysts who track our common stock or the stock of other companies in our industry;

•	strategic actions by us or our competitors, such as acquisitions or restructurings;

•	new laws or regulations or new interpretations of existing laws or regulations applicable to our business;

•	changes in accounting standards, policies, guidance, interpretations or principles;

•	changes in general conditions in the United States and global economies or financial markets, including those resulting from war, incidents of terrorism or responses to such events; and

•	sales of common stock by us or members of our management team.

In addition, in recent years, the stock market has experienced significant price and volume fluctuations. This volatility has had a significant impact on the market price of securities issued by many companies, including companies in our industry. The changes frequently appear to occur without regard to the operating performance of the affected companies. Hence, the price of our common stock could fluctuate based upon factors that have little or nothing to do with our company, and these fluctuations could materially reduce our share price.

Delaware law and our charter documents may impede or discourage a takeover, which could cause the market price of our common stock to decline.

We are a Delaware corporation, and the anti-takeover provisions of Delaware law impose various impediments on the ability of a third party to acquire control of us, even if a change of control would be beneficial to our existing stockholders. In addition, provisions of our amended and restated certificate of incorporation and bylaws may make it more difficult for a third party to acquire, or prevent a third party from acquiring, control of us without the approval of our board of directors. These provisions include:

•	a staggered board of directors;

•	the sole power of a majority of the board of directors to fix the number of directors;

•	limitations on the removal of directors;

•	the sole power of the board of directors to fill any vacancy on the board of directors, whether such vacancy occurs as a result of an increase in the number of directors or otherwise;

•	the ability of our board of directors to designate one or more series of preferred stock and issue preferred stock without stockholder approval; and

•	the inability of stockholders to act by written consent or to call special meetings.

These provisions of our amended and restated certificate of incorporation and bylaws could impede a merger, takeover or other business combination involving us or the replacement of our management or discourage a potential investor from making a tender offer for our common stock, which, under certain circumstances, could reduce the market value of our common stock. See “Description of Capital Stock.”

We may issue shares of preferred stock in the future that may adversely impact your rights as holders of our common stock.

Our amended and restated certificate of incorporation will authorize us to issue up to                  shares of one or more series of preferred stock. Our board of directors will have the authority to fix and determine the relative rights and preferences of the preferred stock, as well as the authority to issue such shares, without further stockholder approval. As a result, our board of directors could authorize the issuance of a series of preferred stock that would grant to holders preferred rights to our assets upon liquidation, the right to receive dividends before dividends are declared to holders of our common stock, and the right to the redemption of such preferred shares, together with a premium, prior to the redemption of any common stock. To the extent that we do issue such additional shares of preferred stock, your rights as holders of common stock could be impaired thereby, including, without limitation, dilution of your ownership interests in us. In addition, shares of preferred stock could be issued with terms calculated to delay or prevent a change in control or make removal of management more difficult, which may not be in your interest as holders of common stock.

We have no plans to pay regular dividends on our common stock, so you may not receive funds without selling your common stock.

We have no plans to pay regular dividends on our common stock. We generally intend to invest our future earnings, if any, to reduce our debt and fund our growth. Any payment of future dividends will be at the discretion of our board of directors and will depend on, among other things, our earnings, financial condition, capital requirements, level of indebtedness, statutory and contractual restrictions applying to the payment of dividends, and other considerations that our board of directors deems relevant. Our agreements governing our outstanding indebtedness also include limitations on our payment of dividends. Accordingly, you may have to sell some or all of your common stock in order to generate cash flow from your investment. You may not receive a gain on your investment when you sell your common stock, and you may lose the entire amount of the investment.

You will suffer immediate and substantial dilution.

The initial public offering price per share of our common stock is substantially higher than our as adjusted net tangible book value per common share will be immediately after the offering. As a result, you will pay a price per share that substantially exceeds the book value of our assets after subtracting our liabilities. At an assumed initial public offering price of $            , the mid-point of the range set forth on the cover of this prospectus, you will incur immediate and substantial dilution in the amount of $             per share.

The requirements of being a public company may strain our resources and distract management.

After the consummation of this offering, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, or the Exchange Act, and the Sarbanes-Oxley Act of 2002. The Exchange Act requires, among other things, that we file annual, quarterly and current reports with respect to our business and financial condition. The Sarbanes-Oxley Act requires that we maintain effective disclosure controls and procedures and internal control for financial reporting. These requirements may place a strain on our systems and resources.

Under Section 302 of the Sarbanes-Oxley Act, as part of our periodic reports, our chief executive officer and our chief financial officer will be required to evaluate the effectiveness of, and to report their conclusions regarding the effectiveness of, our disclosure controls and procedures and to certify that they have done so. In addition, under Section 404 of the Sarbanes-Oxley Act, we will be required to include a report of management on our internal control over financial reporting in our Annual Reports on Form 10-K and our independent public accountants auditing our financial statements must attest to and report on management’s assessment of the effectiveness of our internal control over financial reporting. This requirement will first apply to our Annual Report on Form 10-K for our fiscal year ending December 31, 2009, and the Annual Report on Form 10-K of our subsidiary, Verso Paper Holdings LLC, for its fiscal year ending December 31, 2008. In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting, significant resources and management oversight will be required. This may divert management’s attention from other business concerns, which could have a material adverse effect on our business, financial condition, results of operations and cash flows. If we are unable to conclude that our disclosure controls and procedures and internal control over financial reporting are effective, or if our independent public accounting firm is unable to provide us with an unqualified report as to management’s assessment of the effectiveness of our internal control over financial reporting in future years, investors may lose confidence in our financial reports and our stock price may decline.

Future sales of our common stock in the public market could lower our share price, and the exercise of outstanding stock options and any additional capital raised by us through the sale of common stock may dilute your ownership in us.

We may sell additional shares of common stock in subsequent public offerings. Our amended and restated certificate of incorporation will authorize us to issue              shares of common stock, of which              shares will be outstanding upon consummation of this offering. This number includes              shares that we are selling in this offering, which may be resold immediately in the public market. Of the remaining              shares,      or     % are restricted from immediate resale under the federal securities laws and the lock-up agreements between our current stockholders and the underwriters described in “Underwriting,” but may be sold into the market in the near future. These shares will become available for sale at various times following the expiration of the lock-up agreements, which, without the prior consent of the representatives of the underwriters, is 180 days after the date of this prospectus (which period could be extended by the underwriters for up to an additional 34 days under certain circumstances). Immediately after the expiration of the 180-day lock-up period, the shares will be eligible for resale pursuant to Rule 144 or Rule 701 under the Securities Act of 1933, or the “Securities Act,” subject to volume limitations and applicable holding period requirements. In addition, immediately following this offering, we intend to file a registration statement registering the offer and sale of shares reserved for issuance under our 2008 Incentive Award Plan under the Securities Act, which shares will not be subject to the 180-day lock-up requirement.

We cannot predict the size of future issuances of our common stock or the effect, if any, that future issuances and sales of our common stock will have on the market price of our common stock. Sales of substantial amounts of our common stock (including shares issued in connection with an acquisition), or the perception that such sales could occur, may adversely affect prevailing market prices for our common stock.

Apollo controls us, and its interests may conflict with or differ from your interests as a stockholder.

After the consummation of this offering, Apollo will beneficially own     % of our common stock. If the underwriters exercise in full their over-allotment option, Apollo will beneficially own     % of our common stock. In addition, representatives of Apollo will have the ability to prevent any transaction that requires the approval of directors. As a result, Apollo will have the ability to substantially influence all matters requiring stockholder approval, including the election of our directors and the approval of significant corporate transactions such as mergers, tender offers and the sale of all or substantially all of our assets. The interests of Apollo and its affiliates could conflict with or differ from your interests as a holder of our common stock. For example, the concentration of ownership held by Apollo could delay, defer or prevent a change of control of our company or impede a merger, takeover or other business combination which you may otherwise view favorably. Apollo may also pursue acquisition opportunities that may be complementary to our business and, as a result, those acquisition opportunities may not be available to us. A sale of a substantial number of shares of stock in the future by funds affiliated with our equity sponsor could cause our stock price to decline in the future.

We are a “controlled company” within the meaning of the New York Stock Exchange rules and, as a result, will qualify for, and intend to rely on, exemptions from certain corporate governance requirements.

Upon the consummation of this offering, Apollo will continue to beneficially own a majority of our outstanding common stock. As a result, we are a “controlled company” within the meaning of the New York Stock Exchange corporate governance standards. Under the New York Stock Exchange rules, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain New York Stock Exchange corporate governance requirements, including:

•	the requirement that a majority of the board of directors consist of independent directors;

•

the requirement that we have a nominating/corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities;

•	the requirement that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•	the requirement for an annual performance evaluation of the nominating/corporate governance and compensation committees.

Following this offering, we intend to utilize most of these exemptions. As a result, we will not have a majority of independent directors and our nominating/corporate governance and compensation committees will not consist entirely of independent directors. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of the New York Stock Exchange corporate governance requirements.

FORWARD-LOOKING STATEMENTS

This prospectus, including the sections entitled “Prospectus Summary” and “Business,” contains forward-looking statements. These statements relate to future events or our future financial performance, and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. These risks and other factors include, among other things, those listed in “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and elsewhere in this prospectus. In some cases, you can identify forward-looking statements by terminology such as “may,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continue,” “assumption” or the negative of these terms or other comparable terminology. These statements are only predictions. Actual events or results may differ materially. In evaluating these statements, you should specifically consider various factors, including the risks outlined in “Risk Factors.” These factors may cause our actual results to differ materially from any forward-looking statement.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. These forward-looking statements are made as of the date of this prospectus and, except as required under the federal securities laws and the rules and regulations of the SEC, we assume no obligation to update or revise them or to provide reasons why actual results may differ.

We do not undertake any responsibility to release publicly any revisions to these forward-looking statements to take into account events or circumstances that occur after the date of this prospectus. Additionally, we do not undertake any responsibility to update you on the occurrence of any unanticipated events which may cause actual results to differ from those expressed or implied by the forward-looking statements contained in this prospectus.

USE OF PROCEEDS

We estimate that the net proceeds to us from this offering, after deducting underwriting discounts and estimated offering expenses, will be approximately $            , or $             million if the underwriters exercise in full their over-allotment option, based upon an assumed initial public offering price of $             per share, the mid-point of the price range set forth on the cover of this prospectus. We intend to use approximately $             of the net proceeds from this offering to repay the outstanding $250.0 million senior unsecured term loan facility of Verso Paper Finance Holdings LLC. The net proceeds from the incurrence of the senior unsecured term loan facility by Verso Paper Finance Holdings LLC were distributed to our equity holders. The senior unsecured term loan facility matures on February 1, 2013, and accrues interest at rate equal to the London Interbank Offered Rate, or “LIBOR,” plus 6.25%. In connection with Verso Fiber Farm LLC becoming our wholly-owned subsidiary upon consummation of the Merger, we intend to use $             of the net proceeds from this offering to repay the outstanding $10.0 million senior secured term loan of Verso Fiber Farm LLC and to transfer the remainder of this amount to our parent, Verso Paper Management LP. The senior secured term loan of Verso Fiber Farm LLC matures on August 1, 2010, and accrues interest at a rate equal to LIBOR plus 3.00%. The remainder of the net proceeds will be used for general corporate purposes, including working capital, the expansion of our production capabilities, research and development, purchases of capital equipment and potential acquisitions of businesses that we believe are complementary to our business. Although we have from time to time evaluated possible acquisitions of companies and assets that are complementary to our business, we currently have no definitive commitments or agreements to make any acquisitions, and we cannot assure you that we will make any acquisitions in the future.

A $1.00 increase (decrease) in the assumed initial public offering price of $             per share would increase (decrease) the net proceeds to us from this offering by $             million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

DIVIDEND POLICY

On January 31, 2007, the net proceeds from the incurrence of the senior unsecured term loan facility by our subsidiary, Verso Paper Finance Holdings LLC, were distributed to our equity holders. We do not anticipate paying any dividends on our common stock in the foreseeable future. Any future determination relating to our dividend policy will be made at the discretion of our board of directors and will depend on then existing conditions, including our financial condition, results of operations, contractual restrictions, capital requirements, business prospects and other factors that our board of directors may deem relevant. Our ability to pay dividends on our common stock is limited by the covenants of our senior secured credit facilities and the indentures governing our outstanding notes, and may be further restricted by the terms of any of our future debt or preferred securities.

CASH AND CAPITALIZATION

The following table sets forth our cash and cash equivalents and consolidated capitalization as of September 30, 2007, on an actual basis and on an as adjusted basis after giving effect to this offering and the use of the net proceeds therefrom. You should read this table in conjunction with “Use of Proceeds,” “Selected Historical Combined Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our combined financial statements and their notes included elsewhere in this prospectus.

	As of September 30, 2007
	Actual	As Adjusted(1)
	(dollars in millions)
Cash	$26.9	$

Debt:
Short-term debt:
Fiber farm revolving credit facility(2)	$2.5	$

Long-term debt, including current portion:
Verso Paper Holdings revolving credit facility(2)	$—	$
Fiber farm term loan	10.0
Term loan B	257.2
Second priority senior secured notes (fixed)	350.0
Second priority senior secured notes (floating)	250.0
Senior subordinated notes	300.0
Holding company term loan facility	250.0

Total long-term debt, including current portion	1,417.2
Total debt	1,419.7

Stockholders’ Equity:
Common stock, par value $0.01 per share; actual, shares authorized, shares issued and outstanding; as adjusted, shares authorized, shares issued and outstanding	$—
Additional paid-in capital	48.8
Retained deficit	(106.1)
Accumulated other comprehensive income	(7.1)

Total stockholders’ equity	(64.4)

Total capitalization	$1,355.3	$

(1)	A $1.00 increase (decrease) in the assumed initial public offering price of $ per share, the mid-point of the range set forth on the cover of this prospectus, would increase (decrease) each of cash and cash equivalents, additional paid-in capital, total stockholders’ equity and total capitalization by $ million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and offering expenses payable by us.

(2)	Represents the revolving credit facilities of our subsidiaries, Verso Paper Holdings LLC, in the amount of $200.0 million, and Verso Fiber Farm LLC, in the amount of $5.0 million. No amounts were outstanding under the revolving credit facility of Verso Paper Holdings LLC at September 30, 2007, and there is currently $159 million of availability under the revolving credit facility, after deducting for $41 million of standby letters of credit that we have obtained. As of September 30, 2007, there was $2.5 million outstanding under Verso Fiber Farm LLC’s revolving credit facility.

DILUTION

If you invest in our common stock, your interest will be diluted to the extent of the difference between the initial public offering price per share and the net tangible book value per share after this offering.

As of                     , 2007, our net tangible book value was approximately $             million, or $             per share. Net tangible book value per share represents total tangible assets less total liabilities, divided by the number of shares of common stock outstanding as of                     , 2007. After giving effect to the issuance and sale of                      shares of common stock in this offering at an assumed initial public offering price of $            , the mid-point of the offering range on the cover of this prospectus, deducting the estimated underwriting discounts and offering expenses that we will pay and the application of the net proceeds therefrom as described under “Use of Proceeds,” our net tangible book value as of                     , 2007, would have been approximately $             million, or $             per share. This represents an immediate increase in net tangible book value of $             per share to existing stockholders and an immediate dilution of $             per share to new investors purchasing common stock in this offering. The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share		$
Net tangible book value per share as of , 2007	$
Increase in net tangible book value per share attributable to this offering

Net tangible book value per share after this offering		$

Dilution per share to new investors		$

A $1.00 increase (decrease) in the assumed initial public offering price of $             per share would increase (decrease) our net tangible book value by $             million, the net tangible book value per share after this offering by $             per share and the dilution to new investors in this offering by $             per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and offering expenses payable by us.

The following table sets forth, as of                 , 2007, the total number of shares of common stock owned by existing stockholders and to be owned by new investors, the total consideration paid and to be paid by each group, and the average price per share paid by our existing stockholders and to be paid by new investors purchasing shares of common stock in this offering, before deducting the estimated underwriting discounts and offering expenses that we will pay:

	Shares Purchased			Total Consideration			Average Price Per Share
	Number	Percent		Amount	Percent
(dollars in millions, except share data)
Existing stockholders			%	$		%	$
New investors

Total		100.0%			$100.0%		$

A $1.00 increase (decrease) in the assumed initial public offering price of $             per share would increase (decrease) total consideration and total average price per share paid by new investors by $             million and $            , respectively, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and offering expenses payable by us.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL DATA

The following unaudited pro forma condensed consolidated statement of operations data for the year ended December 31, 2006, is based on the historical financial statements of the Coated and Supercalendered Papers Division of International Paper for the seven months ended July 31, 2006, and our historical financial statements for the five months ended December 31, 2006, and gives effect to the Transactions as if they had occurred on January 1, 2006.

Pro forma adjustments for the Transactions were made to reflect:

•

changes in depreciation and amortization expense resulting from fair value adjustments to net tangible assets and amortization expense related to amortizable intangible assets in connection with the Transactions;

•	removal of historical lease expense at the Sartell mill;

•	interest expense on the outstanding $1,195 million of notes and term loans; and

•	transaction and debt issuance costs incurred as a result of the Transactions.

The unaudited pro forma adjustments are based upon available information and certain assumptions that we believe are reasonable. The unaudited pro forma condensed consolidated statement of operations data does not give effect to non-recurring items (including costs associated with the transition services agreement and costs directly attributable to the Transactions) that were incurred in connection with the Transactions but will not have an ongoing impact on us beyond the twelve months.

The unaudited pro forma condensed consolidated financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our combined financial statements and the related notes included elsewhere in this prospectus. The unaudited pro forma condensed consolidated financial data is being furnished solely for informational purposes and is not intended to represent or be indicative of the consolidated results of operations or financial position that we would have reported had the Transactions been completed as of the dates and for the periods presented, nor is it necessarily indicative of future results.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT

OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2006

(dollars in millions)

	Predecessor	Successor	Combined Successor and Predecessor
	Seven Months Ended July 31, 2006	Five Months Ended December 31, 2006	Year Ended December 31, 2006	Pro Forma Adjustments		Pro Forma
Net sales	$904.4	$706.8	$1,611.2	$—		$1,611.2
Costs and expenses:
Cost of products sold (excluding depreciation and amortization)	771.6	589.3	1,360.9	(5.8	)(1)	1,355.1
Depreciation and amortization	72.7	48.3	121.0	(5.0	)(2)(6)	116.0
Selling, general and administrative	34.3	14.4	48.7	(4.2	)(3)	44.5
Restructuring and other charges	(0.3)	10.1	9.8	—		9.8

Operating income	26.1	44.7	70.8	15.0		85.8
Interest income	—	(1.8)	(1.8)	—		(1.8)
Interest expense	8.4	49.1	57.5	60.8	(4)	118.3

Income (loss) before income taxes	17.7	(2.6)	15.1	(45.8)		(30.7)
Income tax expense (benefit)	7.0	—	7.0	(7.0	)(5)	—

Net income (loss)	$10.7	$(2.6)	$8.1	$(38.8)		$(30.7)

See the accompanying Notes to Unaudited Pro Forma Condensed Consolidated Statement of Operations

NOTES TO UNAUDITED PRO FORMA CONDENSED

CONSOLIDATED STATEMENT OF OPERATIONS

(dollars in millions)

(1)	Reflects the elimination of $5.8 of historical rent expense incurred on the Sartell property lease that was not assumed by us.

(2)	Reflects the reduction of $5.0 of depreciation and amortization resulting from fair value adjustments to personal property, other property and equipment and amortizable intangible assets as a result of the Acquisition. Depreciation and amortization relating to machinery and equipment are computed using the straight-line method over their useful life.

(3)	Reflects the elimination or reduction of certain historical costs previously allocated to us by International Paper as follows:

Pro forma share-based compensation	$0.7
Elimination of historical stock options	(1.5)
Pro forma pension expense	0.8
Elimination of historical pension and post-retirement expense	(4.2)

Total	$(4.2)

(4)	Represents incremental interest expense of $60.8 related to the incurrence of additional indebtedness, consisting of the issuance of our fixed rate senior notes, second-priority senior secured floating rate notes and senior subordinated notes, and borrowings under the term loan B portion of the senior secured credit facilities and the fiber farm senior term loan, in the aggregate principal amount of $1,195, bearing interest at a weighted average interest rate of 9.30%. The interest rate used for pro forma purposes is based on the interest rates effective upon closing of the Transaction. The adjustment assumes the effective interest amortization of debt issuance costs of $5.5 and the elimination of historical interest expense and amortization of debt issuance costs of debt not acquired by us in the amount of $8.4.

(5)	Reflects the elimination of $7.0 of historical income tax.

(6)	Reflects the allocation of the approximately $1,400 purchase price to assets acquired and liabilities assumed at August 1, 2006 as follows (in millions):

Current assets	$237.1
Plant, property and equipment	1,232.6
Intangible assets	35.9
Goodwill	18.7
Other assets	4.5
Current liabilities	(110.3)
Long-term obligations	(25.3)

Net assets acquired	$1,393.2

Identifiable intangible assets
Trademarks	$21.5
Customer relationships	13.3
Patents	1.1

Total intangible assets	$35.9

SELECTED HISTORICAL COMBINED FINANCIAL DATA

The following table sets forth our selected historical financial data. The selected historical balance sheet data as of December 31, 2005, and historical statement of operations data for the years ended December 31, 2004, and 2005, and for the seven months ended July 31, 2006, have been derived from the combined financial statements of the Coated and Supercalendered Papers Division of International Paper, or the “Predecessor” or the “Division,” which have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, and are included in this prospectus. The selected historical combined statement of operations data for the years ended December 31, 2002 and 2003, and the combined balance sheet data as of December 31, 2002, 2003 and 2004, have been derived from the combined financial statements of the Coated and Supercalendered Papers Division of International Paper that are not included in this prospectus. The selected balance sheet data as of December 31, 2006, and the statement of operations data for the five months ended December 31, 2006, have been derived from the combined financial statements of Verso Paper Corp., or the “Successor,” which have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, and are included in this prospectus. The historical combined statements of operations data for the two months ended September 30, 2006, and for the nine months ended September 30, 2007, have been derived from our unaudited combined financial statements included elsewhere in this prospectus. The unaudited financial statements have been prepared on the same basis as the audited financial statements and, in the opinion of our management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information set forth herein. Interim financial statements are not necessarily indicative of results that may be experienced for the full fiscal year or any future reporting period.

Our selected historical combined financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our combined financial statements and the related notes thereto included elsewhere in this prospectus.

	Predecessor Combined					Successor Combined
	Year Ended December 31,				Seven Months Ended July 31, 2006	Five Months Ended December 31, 2006	Two Months Ended September 30, 2006	Nine Months Ended September 30, 2007
	2002	2003	2004	2005
	(dollars in millions)
Statement of Operations Data:
Net sales	$1,355.8	$1,343.1	$1,463.3	$1,603.8	$904.4	$706.8	$298.8	$1,183.0
Costs and expenses:
Cost of products sold exclusive of depreciation and amortization	1,116.7	1,154.1	1,272.5	1,338.2	771.6	589.3	247.9	1,035.9
Depreciation and amortization	141.3	138.3	130.5	129.4	72.7	48.3	18.8	90.7
Selling, general and administrative expenses	91.8	81.4	65.3	65.6	34.3	14.4	5.4	38.0
Restructuring and other charges	18.0	4.5	0.6	10.4	(0.3)	10.1	3.7	16.5

Operating income (loss)	(12.0)	(35.2)	(5.6)	60.2	26.1	44.7	23.0	1.9
Interest expense	18.3	16.3	16.0	14.8	8.4	49.1	19.7	106.6
Interest income	(0.3)	(0.1)	(0.3)	—	—	(1.8)	(0.5)	(1.3)

Income (loss) before income taxes and cumulative effect of change in accounting principle	(30.0)	(51.4)	(21.3)	45.4	17.7	(2.6)	3.8	(103.4)
Provision (benefit) for income taxes	(11.6)	(19.8)	(8.2)	17.9	7.0	—	—	—

Income (loss) before cumulative effect of change in accounting principle	(18.4)	(31.6)	(13.1)	27.5	10.7	(2.6)	3.8	(103.4)
Cumulative effect of change in accounting principle	—	(0.7)	—	—	—	—	—	—

Net income (loss)	$(18.4)	$(32.3)	$(13.1)	$27.5	$10.7	$(2.6)	$3.8	$(103.4)

	Predecessor Combined					Successor Combined
	Year Ended December 31,				Seven Months Ended July 31, 2006	Five Months Ended December 31, 2006	Two Months Ended September 30, 2006	Nine Months Ended September 30, 2007
	2002	2003	2004	2005
	(dollars and tons in millions, except per share data)
Per Share Data(1):
Earnings (loss) per share						$(2,637)	$3,782	$(103,416)
Common shares outstanding						1,000	1,000	1,000

Balance Sheet Data:
Working capital(1)	$60.7	$78.9	$58.6	$87.8		$153.8		$83.7
Property, plant and equipment, net	1,387.5	1,384.3	1,363.9	1,287.0		1,212.3		1,170.7
Total assets	1,574.7	1,603.4	1,585.0	1,534.1		1,711.0		1,596.9
Total debt	307.7	303.5	302.1	301.2		1,169.3		1,419.7
Stockholders’ equity	1,072.6	1,097.0	1,075.3	1,040.0		280.0		(64.4)

Statement of Cash Flows Data:
Cash (used in) provided by operating activities	$151.5	$81.0	$123.7	$116.8	$39.3	$128.2	$48.6	$(38.0)
Cash used in investing activities	(46.3)	(135.2)	(111.5)	(53.0)	(27.6)	(1,402.0)	(1,392.2)	(47.8)
Cash (used in) provided by financing activities	(105.2)	54.2	(12.2)	(63.8)	(11.6)	1,386.3	1,413.6	0.2

Other Financial and Operating Data:
EBITDA(2)	$129.3	$102.4	$124.9	$189.6	$98.8	$93.0	41.8	$92.6
Capital expenditures	46.6	133.3	111.3	53.1	27.7	27.8	8.2	49.6
Total tons sold	1,968.6	1,934.6	2,064.6	2,024.9	1,145.0	866.4	359.5	1,540.8

(1)	Working capital is defined as current assets net of current liabilities, excluding the current portion of long-term debt and the Division’s accounts payable to International Paper—net.

(2)	EBITDA consists of earnings before interest, taxes depreciation and amortization. EBITDA is a measure commonly used in our industry and we present EBITDA to enhance your understanding of our operating performance. We use EBITDA as one criterion for evaluating our performance relative to that of our peers. We believe that EBITDA is an operating performance measure, and not a liquidity measure, that provides investors and analysts with a measure of operating results unaffected by differences in capital structures, capital investment cycles and ages of related assets among otherwise comparable companies. However, EBITDA is not a measurement of financial performance under U.S. GAAP, and our EBITDA may not be comparable to similarly titled measures of other companies. You should not consider our EBITDA as an alternative to operating or net income, determined in accordance with U.S. GAAP, as an indicator of our operating performance, or as an alternative to cash flows from operating activities, determined in accordance with U.S. GAAP, as an indicator of our cash flows or as a measure of liquidity.

The following table reconciles net income (loss) to EBITDA for the periods presented:

	Predecessor Combined					Successor Combined
	Year Ended December 31,				Seven Months Ended July 31, 2006	Five Months Ended December 31, 2006	Two Months Ended September 30, 2006	Nine Months Ended September 30, 2007
	2002	2003	2004	2005
	(dollars in millions)
Statement of Operations Data:
Net income (loss)	$(18.4)	$(32.3)	$(13.1)	$27.5	$10.7	$(2.6)	$3.8	$(103.4)
Interest expense, net	18.0	16.2	15.7	14.8	8.4	47.3	19.2	105.3
Income tax expense (benefit)	(11.6)	(19.8)	(8.2)	17.9	7.0	—	—	—
Depreciation and amortization	141.3	138.3	130.5	129.4	72.7	48.3	18.8	90.7

EBITDA	$129.3	$102.4	$124.9	$189.6	$98.8	$93.0	$41.8	$92.6

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations covers periods prior to the Acquisition. For comparison purposes, the results of operations for the year ended December 31, 2006, are presented on a combined basis, consisting of the historical results of the Predecessor for the seven months ended July 31, 2006, and the results of the Successor for the period beginning August 1, 2006 and ending on December 31, 2006. Accordingly, the discussion and analysis of historical periods do not fully reflect the significant impact that the Transactions have had on our financial statements. In addition, the statements in the discussion and analysis regarding industry outlook, our expectations regarding the performance of our business and the other non-historical statements in the discussion and analysis are forward-looking statements. These forward-looking statements are subject to numerous risks and uncertainties, including, but not limited to, the risks and uncertainties described in “Risk Factors.” Our actual results may differ materially from those contained in or implied by any forward-looking statements. You should read the following discussion together with “Risk Factors” and our consolidated and combined financial statements included elsewhere in this prospectus.

Overview

We are one of the leading North American suppliers of coated papers to catalog and magazine publishers. Coated paper is used primarily in media and marketing applications, including catalogs, magazines, commercial printing applications, such as high-end advertising brochures, annual reports and direct mail advertising. We are North America’s second largest producer of coated groundwood paper, which is used primarily for catalogs and magazines. We are also one of North America’s largest producers of coated freesheet paper, which is used primarily for upscale catalogs and magazines, annual reports and magazine covers. To complete our product offering to catalog and magazine customers, we have a strategic presence in supercalendered paper, which is primarily used for retail inserts due to its relatively low cost. In addition, we produce and sell market pulp, which is used in the manufacture of printing and writing paper grades and tissue products.

Stand-Alone Company

On August 1, 2006, an affiliate of Apollo purchased the Coated and Supercalendered Papers Division and the fiber farm from International Paper. The Division was acquired under an asset purchase agreement. The Predecessor financial statements for the periods presented represent the Division’s historical combined financial statements. The preparation of this information was based on certain assumptions and estimates, including allocations of costs from International Paper. This financial information may not, however, necessarily reflect the results of operations, financial positions and cash flows that would have occurred if the Division had been a separate, stand-alone entity during the periods presented or our future results of operations, financial position and cash flows. For example, the historical financial statements of the Predecessor in this report include expenses for certain corporate services provided by International Paper and allocated based on various methods, including direct consumption, percent of capital employed, and number of employees. These historical charges and allocations may not be representative of expenses that we will incur in future reporting periods as we operate as a stand-alone entity.

Selected Factors that Affect our Operating Results

Net Sales

Our sales, which we report net of rebates, allowances and discounts, are a function of the number of tons of paper that we sell and the price at which we sell our paper. The coated paper industry is cyclical, which results in changes in both volume and price. Paper prices historically have been a function of macro-economic factors which influence supply and demand. Price has historically been substantially more variable than volume and can change significantly over relatively short time periods. In the second half of 2006, paper prices began to fall and continued to fall into the first half of 2007. We believe this price decline was driven by several factors, including high customer inventories, high producer inventories and cautious purchasing by customers in advance of a scheduled postal rate increase. In the second half of 2007, some of our North American competitors announced the shutdown of approximately 1 million tons of annual production capacity, which had become uncompetitive from a cost standpoint. This reduction was equivalent to 8% of North American coated paper capacity. As a result of these recent reductions in production capacity and resulting increases in the average operating rate for North American coated paper manufacturers, coated paper pricing began to strengthen in the second half of 2007. During the second quarter of 2007, we announced a $60 per ton price increase on all coated paper grades, effective July 1. In reflection of the beginning of this price increase, our weighted average paper prices rose from $797 per ton in the second quarter of 2007 to $807 in the second half of 2007. We expect our weighted average paper prices to continue to increase as we realize this price increase during 2008. In addition, we announced another two price increases in the second half of 2007, totaling a further $125 per ton on coated groundwood grades of paper and another $70 per ton on coated freesheet grades of paper. We began implementing one of these price increases in October 2007 and the other price increase in January 2008.

We are primarily focused on serving two end-user segments: (i) catalogs and (ii) magazines. In 2006, we believe we had the leading market share for the catalog and magazine segments of coated papers. Coated paper demand is primarily driven by advertising and print media usage. Advertising spending and magazine and catalog circulation tend to be correlated with GDP in the United States and rise with a strong economy.

The majority of our products are sold via contracts we maintain with our customers. Contracted sales are more prevalent for coated groundwood paper, as opposed to coated freesheet paper, which is more often sold without a contract. Our contracts generally specify the volumes to be sold to the customer over the contract term, as well as the pricing parameters for those sales. Most of our contracts are negotiated on an annual basis, with only a few having terms extending beyond one year. Typically, our contracts provide for quarterly price adjustments based on market price movements. The large portion of contracted sales allows us to plan our production runs well in advance, optimizing production over our integrated mill system and thereby reducing costs and increasing overall efficiency.

We reach our end-users through several channels, including printers, brokers, paper merchants and direct sales to end-users. We sell and market our products to approximately 100 customers which comprise 650 end-user accounts. In 2006, no single customer accounted for more than 9% of our total net sales.

Our historical results also include products produced and sold from our paper machine No. 5 at the Androscoggin mill. Pursuant to the terms of a supply agreement entered into in 2005 between International Paper and Thilmany, LLC, or “Thilmany,” which acquired International Paper’s Industrial Papers business in June 2005, these products are sold at a variable charge for the paper purchased and a fixed charge for the availability of the machine. The amount included in our net sales for products produced from this machine totaled $46.4 million and $40.8 million in 2004 and 2005, respectively. In addition, our historical results include products produced and sold from our paper machine No. 1. or “PM1,” at the Androscoggin mill, which had produced uncoated paper. We shut down our PM1 machine during 2005 to convert its production to softwood pulp. This machine, which began production in the first quarter of 2006, produces approximately 90,000 tons of softwood pulp annually, which is shipped to our Bucksport mill for use in its coated paper production, thereby reducing the Bucksport mill’s third-party purchases of pulp. The amount included in our historical net sales for uncoated paper produced from this machine totaled $65.3 million and $20.2 million in 2004 and 2005, respectively.

Costs of Products Sold

The principal components of our cost of sales are chemicals, wood, energy, labor, maintenance and depreciation and amortization. Costs for commodities, including chemicals, wood and energy, are the most variable component of our cost of sales because the prices of many of the commodities that we use can fluctuate substantially, sometimes within a relatively short period of time. In addition, our aggregate commodity purchases fluctuate based on the volume of paper that we produce.

After giving effect to the Acquisition, our cost of goods sold increased as a result of the purchase accounting treatment of the Acquisition. Under the rules of purchase accounting, we adjusted the value of our assets (including the inventory we acquired) and liabilities at closing to their respective estimated fair values. As a result of these adjustments to our asset basis, following the close of the Acquisition, our costs of goods sold increased by such non-cash increase in our asset basis. However, this increase did not have a cash impact and did not affect our cost of sales for any inventory produced after the close of the Acquisition.

Chemicals. Chemicals utilized in the manufacturing of coated papers include latex, starch, calcium carbonate, titanium dioxide and others. We purchase these chemicals from a variety of suppliers and are not dependent on any single supplier to satisfy our chemical needs. In the near term, we expect the rate of inflation for our total chemical costs to be lower than that experienced over the last two years. However, we expect imbalances in supply and demand will drive higher prices for certain chemicals such as starch and sodium chlorate.

Wood. Our costs to purchase wood are affected directly by market costs of wood in our regional markets and indirectly by the effect of higher fuel costs on logging and transportation of timber to our facilities. While we have in place fiber supply agreements that ensure a substantial portion of our wood requirements, purchases under these agreements are typically at market rates. In 2008, we will begin to utilize wood harvested from our 21,000-acre hybrid poplar fiber farm located near Alexandria, Minnesota, which should reduce our wood costs.

Energy. We produce a large portion of our energy requirements, historically producing approximately 50% of our energy needs for our coated paper mills from sources such as waste wood and paper, hydroelectric facilities, chemicals from our pulping process, our own steam recovery boilers and internal energy cogeneration facilities. Our external energy purchases vary across each of our mills and include fuel oil, natural gas, coal and electricity. While our internal energy production capacity mitigates the volatility of our overall energy expenditures, we expect prices for energy to remain volatile for the foreseeable future and our energy costs will increase in a high energy cost environment. As prices fluctuate, we have some ability to switch between certain energy sources in order to minimize costs. We also utilize derivatives contracts as part of our risk management strategy to manage our exposure to market fluctuations in energy prices.

Labor costs. Labor costs include wages, salary and benefit expenses attributable to our mill personnel. Mill employees at a non-managerial level are compensated on an hourly basis. Management employees at our mills are compensated on a salaried basis. Wages, salary and benefit expenses included in cost of sales do not vary significantly over the short term. In addition, we have not experienced significant labor shortages.

Maintenance. Maintenance expense includes day-to-day maintenance, equipment repairs and larger maintenance projects, such as paper machine shutdowns for periodic maintenance. Day-to-day maintenance expenses have not varied significantly from year-to-year. Larger maintenance projects and equipment expenses can produce year-to-year fluctuations in our maintenance expenses. In conjunction with our periodic maintenance shutdowns, we have incidental incremental costs that are primarily comprised of unabsorbed fixed costs from lower production volumes and other incremental costs for purchased materials and energy that would otherwise be produced as part of the normal operation of our mills.

Depreciation and amortization

Depreciation and amortization expense is lower after the Acquisition as a result of the lower asset bases assigned to property, plant, and equipment. Under the rules of purchase accounting, we have adjusted the value of our assets and liabilities to their respective estimated fair values and any excess of the purchase price over the fair market value of the net assets acquired was allocated to goodwill.

Selling, General and Administrative Expenses

The principal components of our selling, general and administrative expenses are wages, salaries and benefits for our office personnel at our headquarters and our sales force, travel and entertainment expenses, advertising expenses, expenses relating to certain information technology systems and research and development expenses. Also included are allocations of costs for corporate functions historically provided to us by International Paper. For further information about allocated costs, see “—Corporate Allocations.” In addition, we pay a management fee to Apollo on an annual basis pursuant to a management agreement we entered into with Apollo after the consummation of the Transactions. Upon consummation of this offering, we expect that the fee arrangement with Apollo will be terminated pursuant to the terms of the management agreement.

Taxes

Prior to the Acquisition on August 1, 2006, the Division was included in the consolidated income tax returns of International Paper. In the Predecessor combined financial statements included in this prospectus, income taxes have been presented based on a calculation of the income tax benefit we estimate would have been generated if we had operated as a separate taxpayer. As a result, we have reflected U.S. federal and state income tax expense (benefit) on our gains (losses) based on an allocated rate of 38.5% for the year ended December 31, 2004, and 39.4% for the year ended December 31, 2005 and for the seven months ended July 31, 2006. The Predecessor historically settled the current amount due to/from International Paper through a control account. Income taxes have been provided for all items included in the historical statements of income included herein, regardless of when such items were reported for tax purposes or when the taxes were actually paid or refunded. As a result of the Transactions, there was a step-up in the tax basis of our assets, significantly reducing our cash income tax payments. Accordingly, our historical income tax expense (benefit) may not necessarily reflect and may differ materially from what our cash tax payments would have been or will be as a stand-alone entity.

Corporate Allocations

The historical combined statement of operations for the Predecessor includes allocations of costs for certain corporate functions historically provided to us by International Paper, including:

•

General corporate expenses. This represents costs related to corporate functions such as accounting, tax, treasury, payroll and benefits administration, certain incentive compensation, risk management, legal, centralized transaction processing and information management and technology. These costs have historically been allocated primarily based on general factors and estimated use of services. These costs are included in selling, general and administrative expenses in the Predecessor’s historical combined statement of operations.

•

Employee benefits and incentives. This represents fringe benefit costs and other incentives, including group health and welfare benefits, U.S. pension plans, U.S. post-retirement benefit plans and employee incentive compensation plans. These costs have historically been allocated on an active headcount basis for health and welfare benefits, including U.S. post-retirement plans, on the basis of salary for U.S. pension plans and on a specific identification basis for employee incentive compensation plans. These costs are included in costs of goods sold, selling, general and administrative expenses and restructuring charges in the Predecessor’s historical combined statement of operations.

•

Interest expense and debt service costs. International Paper historically provided financing to us through cash flows from its other operations and debt incurred. The interest expense associated with incurred debt that has been allocated to us based on specifically-identified borrowings is included in interest expense, net in our statements of operations data. Costs associated with the debt are included in other expense (income) in the Predecessor’s historical combined statement of operations.

Expense allocations from International Paper reflected in the income (loss) in the Predecessor’s historical combined statements of operations were as follows:

	Predecessor Combined
	Year Ended December 31,		Seven Months Ended July 31, 2006
	2004	2005
General corporate expenses	$44.7	$44.0	$19.5
Employee benefits and incentives(1)	18.4	23.9	11.3
Interest expense and debt service costs	15.6	14.8	8.4

(1)	Includes severance payments associated with various headcount reduction initiatives of $0.7 million and $7.2 million for 2004 and 2005, respectively.

Following the consummation of the Transactions, we no longer have allocations for costs for certain corporate functions historically provided to us by International Paper. We now receive services historically provided by International Paper from our internal operations or third-party service providers. Accordingly, it is unlikely that the expenses we will incur as a stand-alone company for services that were historically provided to us by International Paper will reflect the allocated costs included in the Predecessor’s combined financial statements.

Critical Accounting Policies and Significant Accounting Estimates

Our accounting policies are fundamental to understanding management’s discussion and analysis of results of operations and financial condition. Our combined condensed financial statements are prepared in conformity with accounting principles generally accepted in the United States of America and follow general practices within the industries in which we operate. The preparation of the financial statements requires management to make certain judgments and assumptions in determining accounting estimates. Accounting estimates are considered critical if the estimate requires management to make assumptions about matters that were highly uncertain at the time the accounting estimate was made, and different estimates reasonably could have been used in the current period, or changes in the accounting estimate are reasonably likely to occur from period-to-period, that would have a material impact on the presentation of our financial condition, changes in financial condition or results of operations.

Management believes the following critical accounting policies are both important to the portrayal of our financial condition and results of operations and require subjective or complex judgments. These judgments about critical accounting estimates are based on information available to us as of the date of the financial statements.

Accounting policies whose application may have a significant effect on the reported results of operations and financial position, and that can require judgments by management that affect their application, include Statement of Financial Accounting Standards, or “SFAS,” No. 5, Accounting for Contingencies, SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, SFAS No. 142, Goodwill and Other Intangible Assets, SFAS No. 87, Employers’ Accounting for Pensions, SFAS No. 106, Employers’ Accounting for Postretirement Benefits Other Than Pensions, as amended by SFAS No. 132 and 132(R), Employers’ Disclosures About Pension and Other Postretirement Benefits, and SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans.

Impairment of long-lived assets and goodwill. Long-lived assets are reviewed for impairment upon the occurrence of events or changes in circumstances that indicate that the carrying value of the assets may not be recoverable, as measured by comparing their net book value to the estimated undiscounted future cash flows generated by their use.

Goodwill and other intangible assets are accounted for in accordance with SFAS No. 142, Goodwill and Other Intangible Assets. Intangible assets primarily consist of trademarks, customer-related intangible assets and patents obtained through business acquisitions. Impairment is the condition that exists when the carrying amount of goodwill exceeds its implied fair value. The impairment evaluation of the carrying amount of goodwill and other intangible assets with indefinite lives is conducted annually or more frequently if events or changes in circumstances indicate that an asset might be impaired. Goodwill is evaluated at the reporting unit level. Goodwill has been allocated to the “Coated” segment.

The evaluation for impairment is performed by comparing the carrying amount of these assets to their estimated fair value. If impairment is indicated, then an impairment charge is recorded to reduce the asset to its estimated fair value. The estimated fair value is generally determined on the basis of discounted future cash flows. Management believes the accounting estimates associated with determining fair value as part of the impairment test is a critical accounting estimate, because estimates and assumptions are made about our future performance and cash flows. While management uses the best information available to estimate future performance and cash flows, future adjustments to management’s projections may be necessary if economic conditions differ substantially from the assumptions used in making the estimates.

Pension and Postretirement Benefit Obligations. We offer various pension plans and postretirement benefit plans to employees. The calculation of the obligations and related expenses under these plans requires the use of actuarial valuation methods and assumptions, including the expected long-term rate of return on plan assets, discount rates, projected future compensation increases, health care cost trend rates and mortality rates. Actuarial valuations and assumptions used in the determination of future values of plan assets and liabilities are subject to management judgment and may differ significantly if different assumptions are used.

Contingent liabilities. A liability is contingent if the amount or outcome is not presently known, but may become known in the future as a result of the occurrence of some uncertain future event. We estimate our contingent liabilities based on management’s estimates about the probability of outcomes and their ability to estimate the range of exposure. Accounting standards require that a liability be recorded if management determines that it is probable that a loss has occurred and the loss can be reasonably estimated. In addition, it must be probable that the loss will be confirmed by some future event. As part of the estimation process, management is required to make assumptions about matters that are by their nature highly uncertain.

The assessment of contingent liabilities, including legal contingencies, asset retirement obligations and environmental costs and obligations, involves the use of critical estimates, assumptions and judgments. Management’s estimates are based on their belief that future events will validate the current assumptions regarding the ultimate outcome of these exposures. However, there can be no assurance that future events will not differ from management’s assessments.

Recent Accounting Developments

Sales, Use and Excise Taxes. In June 2006, the Financial Accounting Standards Board, or “FASB,” ratified the consensuses reached by the Emerging Issues Task Force in Issue No. 06-3, How Taxes Collected from Customers and Remitted to Governmental Authorities Should be Presented in the Income Statement (That is, Gross Versus Net Presentation). Issue No. 06-3 requires disclosure of an entity’s accounting policy regarding the presentation of taxes assessed by a governmental authority that are directly imposed on a revenue-producing transaction between a seller and a customer, including sales, use, value added and some excise taxes. We present such taxes on a net basis (excluded from revenues and costs). The adoption of Issue No. 06-3, which is effective for annual reporting periods beginning after December 15, 2006, will have no impact on our combined financial statements.

Accounting for Uncertainty in Income Taxes. In June 2006, the FASB issued Interpretation, or “FIN,” No. 48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a company’s financial statements and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on description, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. We have evaluated the provisions of FIN 48 and determined the impact is not significant to our combined results of operations or combined financial position.

Accounting for Planned Major Maintenance Activities. In September 2006, the FASB issued FASB Staff Position, or “FSP,” AUG AIR-1, Accounting for Planned Major Maintenance Activities. This FSP eliminates the accrue-in-advance method of accounting for planned major maintenance activities from the American Institute of Certified Public Accountants’ Audit and Accounting Guide, Audits of Airlines, or the “Airline Guide.” This method of accounting for planned major maintenance activities was eliminated due to the FASB’s belief that the resultant liability does not meet the definition of a liability in FASB Concepts Statement No. 6, Elements of Financial Statements. As a result of the elimination of the accrue-in-advance method, the Airline Guide, which provides guidance for all industries that conduct planned major maintenance activities, permits the use of one of the following three remaining methods: (1) direct expensing; (2) built-in overhaul; and (3) deferral. This FSP is effective for fiscal years beginning after December 15, 2006, with early adoption permitted so long as it is as of the beginning of the entity’s fiscal year. We adopted this FSP at its inception by electing the deferral method.

Fair Value Measurements. In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements. SFAS No. 157 does not address “what” to measure at fair value. Instead, it addresses “how” to measure fair value. SFAS No. 157 applies (with limited exceptions) to existing standards that require assets and liabilities to be measured at fair value. SFAS No. 157 establishes a fair value hierarchy, giving the highest priority to quoted prices in active markets and the lowest priority to unobservable data and requires new disclosures for assets and liabilities measured at fair value based on their level in the hierarchy. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. We have not evaluated the provisions of SFAS No. 157 to determine the impact on our combined results of operations or combined financial position.

Fair Value Option for Financial Assets and Financial Liabilities. In February 2007, the FASB issued SFAS No. 159, Fair Value Option for Financial Assets and Financial Liabilities—including an amendment of FASB Statement No. 115, which permits an entity to measure certain financial assets and financial liabilities at fair value. SFAS No. 159’s objective is to improve financial reporting by allowing entities to mitigate volatility in reported earnings caused by the measurement of related assets and liabilities using different attributes, without having to apply complex hedge accounting provisions. SFAS No. 159 is effective as of the beginning of an entity’s fiscal year beginning after November 15, 2007. We have not evaluated the provisions of SFAS No. 159 to determine the impact on our combined results of operations or combined financial position.

Results of Operations

The following table sets forth certain historical combined financial information for the years ended December 31, 2004, 2005 and 2006 and the nine months ended September 30, 2006 and 2007. For comparison purposes, we have presented the results of operations for the year ended December 31, 2006, on a combined basis, consisting of the historical results of operations of our Predecessor for the seven months ended July 31, 2006, and the historical results of operations for the Successor for the five months ended December 31, 2006. For comparison purposes, we have also presented the results of operations for the nine months ended September 30, 2006, on a combined basis, consisting of the historical results of operations of our Predecessor for the seven months ended July 31, 2006, and the historical results of operations for the Successor for the two months ended September 30, 2006. We believe that this approach is beneficial to the reader by providing an easier-to-read discussion of the results of operations and provides the reader with information from which to analyze our financial results that is consistent with the manner that management reviews and analyzes results of operations.

U.S. GAAP does not contemplate the combination of the financial results of our Predecessor and Successor, as the combined information does not include any pro forma assumptions or adjustments and, as a result, does not fully reflect the significant impact the Transactions have had on our financial statements. In particular, the pro forma impact of fair value adjustments to personal property and other property and equipment due to the allocation of the purchase price to assets acquired and liabilities assumed resulted in a lower depreciation expense for the Successor. The pro forma impact of these adjustments on the Predecessor’s results of operations for the seven months ended July 31, 2006, would have been a reduction of $5.7 million in depreciation and amortization expense. Intangible assets recognized through the allocation of the purchase price to assets acquired and liabilities assumed resulted in $0.7 million of amortization of intangible assets during the five months ended December 31, 2006, and a pro forma net reduction in depreciation and amortization expense of $5.0 million for the twelve months ended December 31, 2006.

Cost of sales in the following discussion includes the cost of products sold and depreciation and amortization. The following table and discussion should be read in conjunction with the information contained in our historical combined financial statements and the notes thereto included elsewhere in this prospectus. However, our historical results of operations set forth below and elsewhere in this prospectus may not necessarily reflect what would have occurred if we had been a separate, stand-alone entity during the periods presented or what will occur in the future.

	Predecessor			Successor		Non-GAAP Combined Successor and Predecessor	Non-GAAP Combined Successor and Predecessor	Successor
	Year Ended December 31, 2004	Year Ended December 31, 2005	Seven Months Ended July 31, 2006	Two Months Ended September 30, 2006	Five Months Ended December 31, 2006	Year Ended December 31, 2006	Nine Months Ended September 30, 2006	Nine Months Ended September 30, 2007
	(dollars in millions)
Net sales	$1,463.3	$1,603.8	$904.4	$298.8	$706.8	$1,611.2	$1,203.2	$1,183.0
Cost and expenses:
Cost of products sold (excluding depreciation and amortization)	1,272.5	1,338.2	771.6	247.9	589.3	1,360.9	1,019.5	1,035.9
Depreciation and amortization	130.5	129.4	72.7	18.8	48.3	121.0	91.5	90.7
Selling, general, and administrative	65.3	65.6	34.3	5.4	14.4	48.7	39.7	38.0
Restructuring and other charges	0.6	10.4	(0.3)	3.7	10.1	9.8	3.4	16.5

Operating income (loss)	(5.6)	60.2	26.1	23.0	44.7	70.8	49.1	1.9
Interest income	(0.3)	—	—	(0.5)	(1.8)	(1.8)	(0.5)	(1.3)
Interest expense	16.0	14.8	8.4	19.7	49.1	57.5	28.1	106.6

Income (loss) before income taxes	(21.3)	45.4	17.7	3.8	(2.6)	15.1	21.5	(103.4)
Income tax expense (benefit)	(8.2)	17.9	7.0	—	—	7.0	7.0	—

Net income (loss)	$(13.1)	$27.5	$10.7	$3.8	$(2.6)	$8.1	$14.5	$(103.4)

September 30, 2007 Successor Compared to September 30, 2006 Combined Successor and Predecessor

Net Sales. Net sales for the nine months ended September 30, 2007, were $1,183.0 million compared to $1,203.2 million for the nine months ended September 30, 2006. The decrease was the result of a 4.0% decrease in average sales prices partially offset by a 2.4% increase in volume for the nine months ended September 30, 2007, compared to the nine months ended September 30, 2006.

Net sales for our coated and supercalendered papers segment were $1,047.1 million for the nine months ended September 30, 2007, compared to $1,061.0 million for the nine months ended September 30, 2006. The decrease was due to lower paper sales prices, which decreased by 5.8% for the nine months ended September 30, 2007, compared to paper prices for the nine months ended September 30, 2006. This was partially offset by a 4.7% increase in paper volumes over the comparable period.

Net sales for our market pulp segment were $107.6 million for the nine months ended September 30, 2007, compared to $113.0 million for the nine months ended September 30, 2006. The decrease was due to a 9.4% decrease in volume, which was partially offset by a 5.2% increase in price. The decrease in volume was mainly due to our increase in internal consumption.

Net sales for our other segment were $28.3 million for the nine months ended September 30, 2007, compared to $29.2 million for the nine months ended September 30, 2006. The decline was due to a 1.3% decrease in sales price and a 2.2% decrease in volume.

Cost of sales. Cost of sales for the nine months ended September 30, 2007, was $1,126.6 million, compared to $1,111.0 million for the nine months ended September 30, 2006, an increase of 1.4%, primarily driven by higher sales volume. Our gross margin, excluding depreciation and amortization, was 12.4% for the nine months ended September 30, 2007, compared to 15.3% for the same period in 2006. This decline reflects the decline in average sales prices for the nine months ended September 30, 2007. Depreciation and amortization expense for the nine months ended September 30, 2007, was $90.7 million compared to $91.5 million for the nine months ended September 30, 2006.

Selling, general and administrative. Selling, general and administrative expenses were $38.0 million for the nine months ended September 30, 2007, compared to $39.7 million for the same period in 2006. The decrease is primarily due to the elimination of an allocation from International Paper for corporate services during the nine months ended September 30, 2006. For the period following the closing of the Acquisition, selling, general and administrative expenses reflect the expenses we incurred as a stand-alone business.

Interest expense. Interest expense for the nine months ended September 30, 2007, was $106.6 million, compared to $28.1 million for the nine months ended September 30, 2006. The increase was due to the new debt issued as part of the Acquisition and the incurrence in January 2007 of the $250 million senior unsecured floating rate term loan.

Restructuring and other charges. Restructuring and other charges include one-time costs for us to operate as a stand-alone business. The charges for the nine months ended September 30, 2007, were $16.5 million. In conjunction with the Acquisition, we entered into a transition service agreement with International Paper whereby International Paper continued to provide certain services that were necessary for us to run as a stand-alone business. Of the $16.5 million amount included in restructuring and other charges, $4.6 million were related to charges we incurred under the transition services agreement. We are no longer operating under the transition services agreement.

Income tax expense. During the nine months ended September 30, 2007, we incurred no income taxes, compared to income tax expense of $7.0 million for the nine months ended September 30, 2006. Based upon current period losses and lack of historical earnings, we do not expect to realize the benefit of deferred tax assets, net of the valuation allowance on September 30, 2007.

2006 Combined Successor and Predecessor Compared to 2005 Predecessor

Net Sales. Net sales for the year ended December 31, 2006, were $1,611.2 million compared to $1,603.8 million for the year ended December 31, 2005, an increase of 0.5%. The increase was the result of a 1.1% increase in the average sales price per ton for all of our products in 2006. This increase was partially offset by a 0.7% decrease in the tons sold over the same comparable period.

Net sales for our coated and supercalendered papers segment were $1,425.2 million for the year ended December 31, 2006, compared to $1,403.0 million for the year ended December 31, 2005, an increase of 1.6%. The increase was primarily due to higher paper prices, which increased by 0.9% compared to paper prices in 2005, and higher paper volumes of 0.8% over the same comparable period.

Net sales for our market pulp segment were $147.0 million for the year ended December 31, 2006, compared to $139.8 million for the year ended December 31, 2005, an increase of 5.2%. The increase was due to higher sales prices of 5.9%, offset by a decrease in volume of 0.8% due to an increase in internal consumption.

Net sales for our other segment were $39.0 million for the year ended December 31, 2006, compared to $61.0 million for the year ended December 31, 2005, a decrease of 36.1%. The decrease was primarily due to the absence of sales in 2006 from paper machine No. 1 at our Androscoggin mill, which was shut down during 2005 and converted from the production of uncoated paper to the production of softwood pulp used to supply our Bucksport mill.

Cost of sales. Cost of sales for the year ended December 31, 2006 was $1,481.9 million, which included a $5.9 million inventory fair value adjustment, compared to $1,467.6 million for the year ended December 31, 2005, an increase of 1.0%. Our gross margin, excluding depreciation expense, for the year ended December 31, 2006 was 15.5%, compared to 16.6% for the same period in 2005. Excluding the fair value of inventory adjustment, the gross margin for the year ended December 31, 2006 was 15.9%. Depreciation expense for the year ended December 31, 2006 was $121.0 million compared to $129.4 million for the year ended December 31, 2005.

Selling, general and administrative. Selling, general and administrative expenses were $48.7 million for the year ended December 31, 2006, compared to $65.6 million for the same period in 2005, a decrease of 25.7%. The decrease is primarily due to the elimination of an allocation from International Paper for corporate services related to the operation of paper machine No. 1 at the Androscoggin mill, which was shut down during 2005 and due to the elimination of an allocation from International Paper for corporate services during the five months ended December 31, 2006 compared to receiving a full allocation for the year ended December 31, 2005. For the period following the closing of the Acquisition, selling, general and administrative expenses reflect the actual expenses we incurred as a stand-alone business.

Interest expense. Interest expense for the year ended December 31, 2006 was $57.5 million, compared to $14.8 million for the same period in 2005, due to the debt incurred as a result of the Acquisition.

Restructuring and other charges. Restructuring and other charges are one-time transaction costs for us to run as a stand-alone business. The charges for the five month period ended December 31, 2006 were $10.1 million, which included $6.1 million of transition service agreement costs.

Income tax expense. The income tax expense of $7.0 million for the year ended December 31, 2006, is a decrease in tax expense compared to the year ended December 31, 2005 of $17.9 million, primarily due to our recognizing no income tax expense for federal tax purposes during the period from August 1, 2006 through December 31, 2006. Based upon current period losses and lack of historical earnings, we do not expect to realize the benefit of deferred tax assets, net of the valuation allowance on December 31, 2006.

2005 Compared to 2004

Net sales. Net sales for the year ended December 31, 2005, were $1,603.8 million compared to $1,463.3 million for the year ended December 31, 2004, an increase of 9.6%. The increase was largely the result of higher average coated paper prices. In 2005, the average price per ton for all of our products increased 12.0%, while tons sold decreased 1.9%.

Net sales for our coated and supercalendered papers segment were $1,403.0 million for the year ended December 31, 2005, compared to $1,228.6 million for the year ended December 31, 2004, an increase of 14.2%. The increase was due to an increase in shipments as well as the impact of higher selling prices beginning late in the second quarter of 2004. Paper tons sold increased 1.0% for the year ended December 31, 2005, compared to the year ended December 31, 2004, while the average price per ton for paper increased 13.2% over the same comparable period. The increase in average price per ton was driven by stronger demand in the catalog and magazine segments and by initiatives to improve our product mix consistent with our strategy to focus on specialty and higher-value products.

Net sales for our market pulp segment were $139.8 million for the year ended December 31, 2005, compared to $123.0 million for the year ended December 31, 2004, an increase of 13.7%. The increase was due to pulp prices increasing 10.3% and volume increasing 3.7%.

Net sales for our other segment were $61.0 million for the year ended December 31, 2005, compared to $111.7 million for the year ended December 31, 2004, a decrease of 45.4%. The decrease was mostly due to the reduction in sales price for the paper produced from machine No. 5 at our Androscoggin mill, which beginning in June 2005 was sold pursuant to the terms of a supply agreement between us and Thilmany.

Cost of sales. Cost of sales for the year ended December 31, 2005, was $1,481.9 million compared to $1,403.0 million for the year ended December 31, 2004, an increase of 5.6%. The increase was primarily attributable to higher input prices for wood, pulp, energy and raw materials, which combined were $113.5 million higher than 2004. This increase was partially offset by a reduction in indirect costs, including labor, maintenance and depreciation and amortization, which was influenced by our focus on cost reductions and efficiency improvements. Our gross margin, excluding depreciation, for 2005 was 16.4%, compared to 13.0% for 2004. This increase was driven by the combination of higher sales prices, productivity improvements, and product mix improvements. Depreciation expense for the year ended December 31, 2005, was $129.4 million, compared to $130.5 million in 2004. Included in cost of sales for 2005 are non-recurring expenses totaling $9.8 million related to the shutdown of paper machine No. 1 at the Androscoggin mill. Effective December 2005, International Paper permanently decommissioned the paper machine No. 1 and began the process of converting it into a pulp dryer.

Selling, general and administrative. Selling, general and administrative expenses were $65.6 million for the year ended December 31, 2005, compared to $65.3 million for the year ended December 31, 2004, an increase of 0.5%. Costs allocated for corporate services from International Paper to us in 2005 were based on the same methods as 2004.

Interest expense. Interest expense for the year ended December 31, 2005, decreased to $14.8 million from $16.0 million for the year ended December 31, 2004, or 7.5%.

Restructuring and other charges. Restructuring and other charges are severance and related costs associated with the permanent shutdown of the No. 1 paper machine at the Androscoggin mill. The charges for the year ended December 31, 2005, were $10.4 million, which included $3.2 million of asset impairment.

Income tax expense (benefit). The income tax expense of $17.9 million for the year ended December 31, 2005, is an increase in tax expense of $26.1 million compared to an income tax benefit of $8.2 million for the year ended December 31, 2004.

Liquidity and Capital Resources

We rely primarily upon cash flow from operations and borrowings under our revolving credit facilities to finance operations, capital expenditures and fluctuations in debt service requirements.

We believe that our ability to manage cash flow and working capital levels, particularly inventory and accounts payable, will allow us to meet our current and future obligations, make scheduled principal and interest payments, and provide funds for working capital, capital expenditures and other needs of the business for at least the next twelve months. However, no assurance can be given that this will be the case, and we may require additional debt or equity financing to meet our working capital requirements.

In addition, as a holding company, our investments in our operating subsidiaries, including Verso Paper LLC, constitute substantially all of our operating assets. Consequently, our subsidiaries conduct all of our consolidated operations and own substantially all of our operating assets. Our principal source of the cash we need to pay our debts is the cash that our subsidiaries generate from their operations and their borrowings. Our subsidiaries are not obligated to make funds available to us. The terms of the senior secured credit facilities and the indentures governing the outstanding notes of our subsidiaries significantly restrict our subsidiaries from paying dividends and otherwise transferring assets to us. Furthermore, our subsidiaries will be permitted under the terms of the senior secured credit facilities and the indentures to incur additional indebtedness that may severely restrict or prohibit the making of distributions, the payment of dividends or the making of loans by such subsidiaries to us. Although the terms of the debt agreements of our subsidiaries do not restrict our operating subsidiaries from obtaining funds from their respective subsidiaries to fund their operations and payments on indebtedness, we cannot assure you that the agreements governing the current and future indebtedness of our subsidiaries will permit our subsidiaries to provide us with sufficient dividends, distributions or loans to fund our obligations or pay dividends to our stockholders.

Cash provided by operating activities. For the nine months ended September 30, 2007, operating activities used net cash of $38.0 million, compared to $39.3 million of net cash provided during the seven months ended July 31, 2006 and $48.6 million of net cash provided during the two months ended September 30, 2006. The reduction was primarily due to a net loss of $103.4 million for the nine months ended September 30, 2007, compared to net income of $10.8 million and $3.8 million for the seven months ended July 31, 2006, and two months ended September 30, 2006, respectively. This reflects the increased interest paid on the new debt issued as part of the Acquisition and our issuance of a $250 million senior unsecured floating-rate term loan in January 2007. For the year ended December 31, 2006, our operating activities generated net cash of $167.5 million, compared to $116.8 million of net cash generated during the comparable period in 2005. The improvement was primarily driven by improved operations and working capital improvements. Our operating activities in 2005 generated net cash of approximately $116.8 million compared to $123.7 million of net cash generated in 2004. The reduction was primarily due to increases in working capital, driven by the rising pricing environment for our products and inputs.

Cash used in investing activities. For the nine months ended September 30, 2007, we used $47.8 million of net cash in investing activities due to investments in capital expenditures. For the seven months ended July 31, 2006, net cash used in investing activities reflected $27.7 million in capital expenditures. For the two months ended September 30, 2006, net cash from investing activities reflected the $1.4 billion in cash paid for the acquisition. For the year ended December 31, 2006, we used $1,429.6 million of net cash in investing activities, compared to $53.0 million of net cash used during the comparable period in 2005. In 2005, we used $53.1 million of net cash in investing activities, due to investments in capital expenditures and had $0.1 million in proceeds generated from the sale of fixed assets. Our capital expenditures decreased to $53.1 million in 2005 from $111.7 million in 2004.

Cash used in financing activities. For the nine months ended September 30, 2007, our financing activities had a de minimis net impact. The net proceeds from the incurrence of the senior unsecured term loan facility by our subsidiary, Verso Paper Finance Holdings LLC, on January 31, 2007, were distributed to our equity holders. During the seven months ended July 31, 2006, net cash used in financing activities was $11.6 million reflecting principal payments on debt net of equity contributions. For the two months ended September 30, 2006, net cash provided by financing activities was $1.4 billion reflecting net proceeds from the debt issuance and equity contributions. For the year ended December 31, 2006, our financing activities provided $1,374.6 million of net cash. In 2005 and 2004, we used $63.8 million and $12.2 million, respectively, in financing activities. These activities primarily were driven by distributions of our operating cash flow, net of investing activities, to International Paper.

Indebtedness. Our aggregate indebtedness at September 30, 2007, was $1,419.7 million, including the current portion of our outstanding borrowings.

Our subsidiary, Verso Paper Holdings LLC, entered into senior secured credit facilities on August 1, 2006, consisting of:

•	a $285 million term loan with a maturity of seven years, which was fully drawn on August 1, 2006; and

•	a $200 million revolving credit facility with a maturity of six years. No amounts were outstanding as of September 30, 2007. Letters of credit of $41.2 million were issued as of September 30, 2007.

The senior secured credit facilities of Verso Paper Holdings LLC are secured by first priority pledges of all the equity interests owned by Verso Paper Holdings LLC in its subsidiaries. These senior secured credit facilities also are secured by first priority interests in, and mortgages on, substantially all tangible and intangible assets of Verso Paper Holdings LLC and each of its direct and indirect subsidiaries. The term loan facility bears interest at a rate equal to LIBOR plus 1.75% and the interest rate at September 30, 2007 was 7.00%. The revolving credit facility bears interest at a rate equal to LIBOR plus 2.00%. The obligations under the senior secured credit facilities of Verso Paper Holdings LLC are unconditionally guaranteed by Verso Paper Finance Holdings LLC, parent company of Verso Paper Holdings LLC, subject to certain exceptions, and each of its direct and indirect subsidiaries. In addition to paying interest on outstanding principal under these senior secured credit facilities, Verso Paper Holdings LLC is required to pay a commitment fee to the lenders under the revolving credit facility in respect of unutilized commitments at a rate equal to 0.50% per annum (subject to reduction upon attainment of certain first lien leverage ratios). Verso Paper Holdings LLC also pays customary letter of credit and agency fees.

The senior secured credit facilities of Verso Paper Holdings LLC are governed by a credit agreement, dated August 1, 2006, by and among Verso Paper Finance Holdings LLC, Verso Paper Holdings LLC, the lenders party thereto, Credit Suisse, Cayman Islands Branch, as administrative agent, Lehman Brothers Inc., as syndication agent, Citigroup Global Markets Inc. and Banc of America Securities LLC, as co-documentation agents, and Credit Suisse Securities (USA) LLC and Lehman Brothers Inc., as joint bookrunners.

On August 1, 2006, Verso Paper Holdings LLC completed an offering of $350 million in aggregate principal amount of 9 1/8% second-priority senior fixed rate notes due 2014, $250 million in aggregate principal amount of second-priority senior secured floating rate notes due 2014 and $300 million in aggregate principal amount of 11 3/8% senior subordinated notes due 2016. The floating rate notes bear interest at a rate equal to LIBOR plus 3.75% and the interest rate at September 30, 2007 was 9.1%. The proceeds of the note offerings were used to finance the Acquisition and to pay related fees and expenses. Our second-priority senior secured notes have the benefit of a second-priority security interest in the collateral securing our senior secured credit facilities. The fixed rate notes pay interest semi-annually and the variable rate notes pay interest quarterly. The senior subordinated notes are unsecured and pay interest semi-annually.

Our subsidiary, Verso Fiber Farm LLC, entered into senior secured credit facilities on August 1, 2006, consisting of:

•	a $10 million term loan with a maturity of four years, which was fully drawn on August 1, 2006; and

•	a $5 million revolving credit facility with a maturity of four years, of which $2.5 million was outstanding as of September 30, 2007.

The senior secured credit facilities of Verso Fiber Farm LLC are secured by first priority interests in, and mortgages on, substantially all tangible and intangible assets of Verso Fiber Farm LLC. The fiber farm term loan facility bears interest at a rate equal to LIBOR plus 3.00% and the interest rate at September 30, 2007 was 8.4%. The fiber farm revolving credit facility bears interest at a rate equal to LIBOR plus 3.00%. All amounts outstanding under the senior secured credit facilities of Verso Fiber Farm LLC will be repaid with a portion of the net proceeds from this offering.

The senior secured credit facilities of Verso Fiber Farm LLC are governed by a credit agreement, dated August 1, 2006, by and among Verso Fiber Farm LLC, the lenders party thereto, Credit Suisse, Cayman Islands Branch, as administrative agent, and Credit Suisse Securities (USA) LLC and Lehman Brothers Inc., as co-lead arrangers.

On January 31, 2007, our subsidiary, Verso Paper Finance Holdings LLC, entered into a $250 million senior unsecured term loan facility with a maturity of six years. The loan allows the borrower to pay interest either in cash or in kind through the accumulation of the outstanding principal amount. The senior unsecured term loan facility bears interest at a rate equal to LIBOR plus 6.25% and the interest rate at September 30, 2007 was 11.6%. The net proceeds from the incurrence of the term loan facility were distributed to our equity holders. All amounts outstanding under the senior unsecured term loan facility of Verso Paper Finance Holdings LLC will be repaid with a portion of the net proceeds from this offering.

The senior unsecured term loan facility of Verso Paper Finance Holdings LLC is governed by a credit agreement, dated January 31, 2007, by and among Verso Paper Finance Holdings LLC, Verso Paper Finance Holdings Inc., as co-obligor, Credit Suisse, as administrative agent, Citigroup Global Markets Inc., as syndication agent, and Credit Suisse Securities (USA) LLC and Citigroup Global Markets Inc., as joint bookrunners.

All of our senior secured credit facilities contain various restrictive covenants. They prohibit our subsidiaries from prepaying other indebtedness and require us to maintain a maximum consolidated first lien leverage ratio. In addition, our senior secured credit facilities, among other things, restrict our ability to incur indebtedness or liens, make investments or declare or pay any dividends. The indentures governing our second priority senior secured notes and our senior subordinated notes limit our ability to, among other things, to (i) incur additional indebtedness; (ii) pay dividends or make other distributions or repurchase or redeem our stock; (iii) make investments; (iv) sell assets, including capital stock of restricted subsidiaries; (v) enter into agreements restricting our subsidiaries’ ability to pay dividends; (vi) consolidate, merge, sell or otherwise dispose of all or substantially all of our assets; (vii) enter into transactions with our affiliates; and (viii) incur liens. As of September 30, 2007, we were in compliance with all covenants.

Seasonality

We are exposed to fluctuations in quarterly net sales volumes and expenses due to seasonal factors. These seasonal factors are common in the paper industry. Typically, the first two quarters are our slowest quarters due to lower demand for coated paper during this period. Our third quarter is generally our strongest quarter, reflecting an increase in printing related to end-of-year magazines, increased end-of-year direct mailings and holiday season catalogs. Our working capital and accounts receivables generally peak in the third quarter, while inventory generally peaks in the second quarter in anticipation of the third quarter season. We expect our seasonality trends to continue for the foreseeable future.

Covenant Compliance

Certain covenants contained in the credit agreement governing our senior secured credit facilities and the indentures governing our outstanding notes (i) require the maintenance of a senior secured debt to Adjusted EBITDA (as defined below) ratio and (ii) restrict our ability to take certain actions such as incurring additional debt or making acquisitions if we are unable to meet defined Adjusted EBITDA to Fixed Charges (as defined below), senior secured debt to Adjusted EBITDA and consolidated debt to Adjusted EBITDA ratios. The most restrictive of these covenants, the covenants to incur additional indebtedness and the ability to make future acquisitions, require an Adjusted EBITDA to Fixed Charges ratio (measured on a trailing four-quarter basis) of 2.0:1.0. For the purpose of calculating this ratio, pro forma effect is given to any repayment of debt, such as that contemplated with the net proceeds from this offering, as if such transaction occurred at the beginning of the trailing four-quarter period. Failure to comply with these covenants can result in limiting our long-term growth prospects by hindering our ability to incur future indebtedness or grow through acquisitions. See “Risk Factors—Our substantial indebtedness could adversely affect our financial health.”

EBITDA consists of earnings before interest, taxes depreciation and amortization. Fixed Charges are consolidated interest expense excluding the amortization or write-off of deferred financing costs. Cash interest expense is adjusted in the table below to give effect to this offering and the use of the net proceeds therefrom.

Adjusted EBITDA is EBITDA further adjusted to exclude unusual items and other pro forma adjustments permitted in calculating covenant compliance in the indentures governing our notes to test the permissibility of certain types of transactions. We believe that the inclusion of the supplemental adjustments applied in calculating Adjusted EBITDA and the adjustment to cash interest expense to give effect to this offering and the use of the net proceeds therefrom are appropriate to provide additional information to investors to demonstrate our compliance with our financial covenants and assess our ability to incur additional indebtedness in the future. However, EBITDA and Adjusted EBITDA are not measurements of financial performance under U.S. GAAP, and our EBITDA and Adjusted EBITDA may not be comparable to similarly titled measures of other companies. You should not consider our EBITDA or Adjusted EBITDA as an alternative to operating or net income, determined in accordance with U.S. GAAP, as an indicator of our operating performance, or as an alternative to cash flows from operating activities, determined in accordance with U.S. GAAP, as an indicator of our cash flows or as a measure of liquidity.

The following table reconciles cash flow from operating activities to EBITDA and Adjusted EBITDA for the periods presented. Statement of operations data for the twelve months ended September 30, 2007, is calculated by adding the nine months ended December 31, 2006 data to the data for the nine months ended September 30, 2007. In addition, for comparison purposes, EBITDA and Adjusted EBITDA for the year ended December 31, 2006, are presented on a combined basis, consisting of the historical results of the Predecessor for the seven months ended July 31, 2006, and the results of the Successor for the five month period beginning August 1, 2006 and ending December 31, 2006. U.S. GAAP does not contemplate the combination of the financial results of our Predecessor and Successor, as the combined information does not include any pro forma assumptions or adjustments and, as a result, does not fully reflect the significant impact the Transactions have had on our financial statements.

	Predecessor Combined	Successor Combined	Successor and Predecessor Combined	Successor Combined
	Seven Months Ended July 31, 2006	Five Months Ended December 31, 2006	Year Ended December 31, 2006	Three Months Ended December 30, 2006	Nine Months Ended September 30, 2007	Twelve Months Ended September 30, 2007
	(dollars in millions)
Cash flow from operating activities	$39.3	$128.2	$167.5	$79.6	$(38.0)		$41.6
Income tax expense	7.0	—	7.0	—	—		—
Amortization of debt issuance costs	—	(2.3)	(2.3)	(1.4)	(5.0)		(6.4)
Interest income	—	(1.8)	(1.8)	(1.3)	(1.3)		(2.6)
Interest expense	8.4	49.1	57.5	29.4	106.6		136.0
Loss on disposal of fixed assets	(1.3)	(0.1)	(1.4)	(0.1)	(0.2)		(0.3)
Other, net	(0.7)	—	(0.7)	—	(1.1)		(1.1)
Changes in assets and liabilities, net	46.1	(80.1)	(34.0)	(54.9)	31.6		(23.3)

EBITDA	$98.8	$93.0	$191.8	$51.3	$92.6		$143.9
Lease not assumed(a)	5.8	—	5.8	—	—		—
Operational improvements(b)	5.7	2.1	7.8	1.3	3.7		5.0
Restructuring, severance and other(c)	(0.3)	10.1	9.8	6.5	16.5		23.0
Non-cash compensation/ benefits(d)	5.0	0.4	5.4	0.4	0.5		0.9
Inventory fair value(e)	—	5.9	5.9	1.3	—		1.3
Other items, net(f)	8.1	(8.2)	(0.1)	(4.1)	6.9		2.8

Adjusted EBITDA	$123.1	$103.3	$226.4	$56.7	$120.2		$176.9

As adjusted cash interest expense(g)						$
Adjusted EBITDA to as adjusted cash interest expense

(a)	Reflects the elimination of the historical rent expense incurred on the Sartell property lease that was not assumed by us in the Acquisition.

(b)	Represents the elimination or addition of expected earnings as a result of changes in the use of two of our paper machines at the Androscoggin mill prior to the Acquisition, and the benefit of lower wood cost at our Sartell mill resulting from the harvest of hybrid poplar from our fiber farm.

(c)	Includes restructuring and severance as per our financial statements. Restructuring includes transition and other non-recurring costs associated with the Acquisition.

(d)	Represents amortization of certain one-time benefit payments and non-cash benefit payments. Also includes the elimination of historical non-cash stock compensation costs previously incurred by us under International Paper’s compensation plan.

(e)	Represents the fair value of inventory adjustment related to purchase accounting.

(f)	Represents earnings adjustments for exceptional levels of bad debt expense, legal and consulting fees, and other miscellaneous non-recurring items, including adjustments for incremental estimated costs for activities previously part of the corporate allocation as well as other incremental costs we anticipated incurring on a stand-alone basis subsequent to the Transactions.

(g)	As adjusted cash interest expense gives effect to this offering and reflects a decrease in cash interest expense for the twelve months ended September 30, 2007 equal to $ million as a result of the repayment of the outstanding $250.0 million senior unsecured term loan facility of our subsidiary, Verso Paper Finance Holdings LLC, bearing interest at a rate equal to %, and the repayment of the outstanding $10.0 million senior secured term loan of our subsidiary, Verso Fiber Farm LLC, bearing interest at a rate equal to %, as if this offering and the use of the net proceeds therefrom were consummated at the beginning of the twelve month period. Cash interest expense represents gross interest expense related to the debt, excluding amortization of debt issuance costs.

Effect of Inflation

While inflationary increases in certain input costs, such as energy, wood fiber and chemical costs, have an impact on our operating results, changes in general inflation have had minimal impact on our operating results in the last three years. Sales prices and volumes are more strongly influenced by supply and demand factors in specific markets and by exchange rate fluctuations than by inflationary factors. We cannot assure you, however, that we will not be affected by general inflation in the future.

Contractual Obligations

The following table reflects our contractual obligations and commercial commitments as of December 31, 2006. Commercial commitments include lines of credit, guarantees and other potential cash outflows resulting from a contingent event that requires our performance pursuant to a funding commitment.

	Payments due by period(1)
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(dollars in millions)
Long-term debt(1)	$2,069.5	$102.3	$227.1	$228.7	$1,511.4
Operating leases	13.5	3.0	5.1	3.0	2.4
Purchase obligations(2)	190.2	90.3	40.8	13.9	45.2
Other long-term liabilities reflected on our balance sheet under U.S. GAAP(3)	21.3	1.3	5.5	1.6	12.9

Total	$2,294.5	$196.9	$278.5	$247.2	$1,571.9

(1)	Long-term debt includes principal payments, commitment fees and accrued interest payable. A portion of our interest expense is at a variable rate and has been calculated using current LIBOR. Actual payments could vary. On January 31, 2007, our subsidiary, Verso Paper Finance Holdings LLC, entered in a $250.0 million senior unsecured term loan facility with a maturity of six years. The senior unsecured term loan facility bears interest at a rate equal to LIBOR plus 6.25%.

(2)	Purchase obligations include our unconditional purchase obligations for power purchase agreements (gas and electricity), machine clothing and other commitments for advertising, raw materials or storeroom inventory.

(3)	Other long-term liabilities reflected above represent the gross amount of asset retirement obligations and pension obligations. Other liabilities that do not represent contractual obligations have been excluded.

Qualitative and Quantitative Disclosure about Market Risk

We are exposed to market risk from fluctuations in our paper prices, interest rates and commodity prices for our inputs.

Paper prices. Our sales, which we report net of rebates, allowances and discounts, are a function of the number of tons of paper that we sell and the price at which we sell our paper. The coated paper industry is cyclical, which results in changes in both volume and price. Paper prices historically have been a function of macro-economic factors, which influences supply and demand. Price has historically been substantially more variable than volume and can change significantly over relatively short time periods.

We are primarily focused on serving two end-user segments: catalogs and magazines. Coated paper demand is primarily driven by advertising and print media usage. Advertising spending and magazine and catalog circulation tend to be correlated with GDP in the United States and rise with a strong economy. The majority of our products are sold via contracts we maintain with our customers. Contracted sales are more prevalent for coated groundwood paper, as opposed to coated freesheet paper, which is more often sold without a contract. Our contracts generally specify the volumes to be sold to the customer over the contract term, as well as the pricing parameters for those sales. The large portion of contracted sales allows us to plan our production runs well in advance, optimizing production over our integrated mill system and thereby reducing costs and increasing overall efficiency.

We reach our end-users through several channels, including printers, brokers, paper merchants and direct sales to end-users. We sell and market our products to approximately 100 customers. In 2007, no single customer accounted for more than 9% of our total net sales.

Interest Rate Risk. We issued fixed- and floating-rate debt to finance the Acquisition in order to manage our variability to cash flows from interest rates. Borrowings under our senior secured credit facilities and our floating-rate notes accrue interest at variable rates, and a 100 basis point increase in quoted interest rates on our debt balances outstanding as of September 30, 2007, under our senior secured credit facilities and our floating-rate notes would increase our annual interest expense by $7.6 million. While we may enter into agreements limiting our exposure to higher interest rates, any such agreements may not offer complete protection from this risk.

Commodity Price Risk. We are subject to changes in our cost of sales caused by movements underlying commodity prices. The principal components of our cost of sales are chemicals, wood, energy, labor, maintenance and depreciation and amortization. Costs for commodities, including chemicals, wood and energy, are the most variable component of our cost of sales because their prices can fluctuate substantially, sometimes within a relatively short period of time. In addition, our aggregate commodity purchases fluctuate based on the volume of paper that we produce.

Chemicals. Chemicals utilized in the manufacturing of coated papers include latex, starch, calcium carbonate, titanium dioxide and others. We purchase these chemicals from a variety of suppliers and are not dependent on any single supplier to satisfy our chemical needs. In the near term, we expect the rate of inflation for our total chemical costs to be lower than that experienced over the last two years. However, we expect imbalances in supply and demand will drive higher prices for certain chemicals such as starch and sodium chlorate.

Wood. Our costs to purchase wood are affected directly by market costs of wood in our regional markets and indirectly by the effect of higher fuel costs on logging and transportation of timber to our facilities. While we have in place fiber supply agreements that ensure a substantial portion of our wood requirements, purchases under these agreements are typically at market rates. In 2008, we will begin to utilize wood harvested from our 21,000-acre hybrid poplar fiber farm located near Alexandria, Minnesota, which should reduce our ongoing wood costs.

Energy. We produce a large portion of our energy requirements, historically producing approximately 50% of our energy needs for our coated paper mills from sources such as waste wood and paper, hydroelectric facilities, chemicals from our pulping process, our own steam recovery boilers and internal energy cogeneration facilities. Our external energy purchases vary across each of our mills and include fuel oil, natural gas, coal and electricity. While our internal energy production capacity mitigates the volatility of our overall energy expenditures, we expect prices for energy to remain volatile for the foreseeable future and our energy costs will increase in a high energy cost environment. As prices fluctuate, we have some ability to switch between certain energy sources in order to minimize costs. We also utilize derivatives contracts as part of our risk management strategy to manage our exposure to market fluctuations in energy prices.

INDUSTRY

Coated Paper Industry Overview

Based on 2007 sales, the size of the global coated paper industry is estimated to be approximately $48 billion, or 54 million tons of coated paper shipments, including approximately $12 billion, or 13 million tons of coated paper shipments, in North America. The coating process produces a smooth uniform layer in the paper, which results in superior color and print definition. As a result, major uses of coated papers include the printing of catalogs, magazines, annual reports, directories and advertising materials. Demand is generally driven by North American advertising and print media trends, which in turn have historically been highly correlated with growth in GDP.

In North America, coated papers are classified by brightness and fall into five grades, labeled No. 1 to No. 5, with No. 1 having the highest brightness level and No. 5 having the lowest brightness level. Papers graded No. 1, No. 2 and No. 3 are typically coated freesheet grades. No. 4 and No. 5 papers are predominantly groundwood containing grades. Coated groundwood grades are the preferred grades for catalogs and magazines, while coated freesheet is more commonly used in commercial print applications.

End-User Overview

Catalogs. Catalog publishers are among the largest users of coated papers in North America with 2007 coated paper consumption of approximately 2.7 million tons of the total 3.5 million tons of all types of paper consumed in United States catalog production. Large national catalogs are published in a wide range of sizes and weights, requiring paper producers to offer a broad range of products to suit the individual needs of different catalog retailers.

According to RISI, Inc., coated groundwood represents approximately 62% of catalog paper demand in the United States, with coated freesheet accounting for 14% and other types of paper accounting for the remaining 24%. Major growth drivers in this segment include increasing demand for catalogs and higher page counts per catalog. Over the last four years, United States catalog sales have increased steadily, driven by an increase in advertising spending and a trend toward more niche marketing by retailers. Demand for catalogs has recently benefited from cross-marketing between retailer catalogs and websites that enable consumers to order catalog products on-line. This combination has proven popular with consumers who prefer browsing catalogs to looking at products on-line but prefer the immediacy of ordering on-line to ordering by telephone or mail.

Magazines. Magazine publishers are among the largest users of coated papers in North America with 2007 coated paper consumption of approximately 3.1 million tons of the total 3.5 million tons of all types of paper consumed in United States magazine publication. Due to their high volume requirements and need for timely deliveries, magazine publishers tend to buy directly from large paper manufacturers who can offer them certainty of supply and consistent quality. Magazine publishers frequently seek assistance from paper manufacturers with supply chain management and require that suppliers comply with the publishers’ specific environmental standards.

According to RISI, Inc., coated groundwood represents approximately 61% of magazine paper demand in the United States, with coated freesheet accounting for 27% and other types of paper accounting for the remaining 12%. Major growth drivers in this segment include advertising expenditures and new title launches. Within the magazine segment, however, there is significant variation in growth trends across genres, with strong growth in lifestyle, sports, fashion and people magazines, offset by declining volumes in news and current events titles. The combination of increasing ad pages and a rebound in magazine circulation is currently driving coated paper demand. Universal McCann, a global media agency, forecasts U.S. advertising spending to increase by 3.1% in 2007 to $290 billion. The recent growth in overall advertising has fueled demand for magazine advertising spending.

Commercial Print and Other. Commercial printers are significant end-users of coated papers with 2007 United States consumption of approximately 3.9 million tons of the total 8.1 million tons of all types of paper consumed in United States commercial print applications. According to RISI, Inc., coated freesheet represents approximately 35% of the total paper used in commercial print in the United States, with coated groundwood accounting for 13% of consumption and other types accounting for the remaining 52%. Orders in the commercial print segment are typically for smaller volume print runs that use primarily sheeted paper for annual reports, books, envelopes, labels, brochures, posters and specialty one-time publications.

Overview of Current Coated Paper Market Fundamentals

The North American coated paper industry is cyclical, and like other cyclical industries, it is largely affected by the interplay of demand and supply. However, unlike in other cyclical industries, volume is substantially less cyclical than price in the North American coated paper industry. Current demand and supply factors affecting the coated paper industry and their trends are discussed below.

Consumption/Demand. Coated paper demand is primarily driven by advertising and print media usage. Advertising spending and magazine and catalog circulation tend to be correlated with GDP in the United States and rise with a strong economy. According to RISI, Inc., GDP in the United States is expected to grow at an average of 3.0% per annum through 2010.

North American customers purchased approximately 13.3 million tons of coated paper in 2007. North American coated paper demand has increased 2.1% per annum since 2001, as GDP growth in the United States has driven an increase in the number of pages in advertising material and an increase in catalog circulation. Since the end of 2003, demand has increased for many of the principal end-uses of coated paper.

The following chart shows historical and projected North American demand for coated paper and mill capacity and operating rates according to RISI, Inc.:

Production/Supply. In North America, supply is determined primarily by North American-based coated paper production and is supplemented by imports from Europe and Asia. As a result of developments outlined below, both of these determinants of North American coated paper supply are exhibiting trends leading to a stable long-term supply outlook.

In the second half of 2007, in response to high input costs, the continued appreciation of the Canadian dollar, and poor selling conditions, our North American competitors announced the closure of approximately 0.9 million tons of coated groundwood production capacity and 0.1 million tons of coated freesheet production capacity. The closures represent approximately 15% and 2% of North American production capacity for coated groundwood and coated freesheet, respectively. The majority of these announced closures were Canadian facilities, which have been at a cost disadvantage to U.S.-based mills due to the appreciation of the Canadian dollar. In addition, there have been no recent announced capacity additions in North America. We estimate that the construction of a state-of-the-art coated paper mill requires a lead time of at least three years and costs in excess of $400 million. The recent capacity curtailments and the lack of any currently announced capacity additions provide for a stable supply outlook over the next three to four years.

Since North American coated paper consumption exceeds North American coated paper production capacity, imports have been an important source of supply for the North American coated paper market, though they are of differing importance for coated groundwood and coated freesheet. Historically, coated freesheet imports have been relatively more important to North American supply as compared to coated groundwood imports. A recent trend in the North American coated paper market has been a stabilization in imports. The volume of coated paper imports from Europe and Asia is a function of (i) worldwide supply and demand for coated paper, (ii) the exchange rate of the U.S. dollar relative to other currencies, especially the euro, (iii) market prices in North America and other markets, and (iv) the cost of ocean-going freight. According to RISI, Inc., from 2001 to 2006, coated paper imports into North America increased from 1.3 million tons to 2.8 million tons. However, several worldwide trends have prompted 2007 imports, as reported by RISI, Inc., to decline to 2.6 million tons. These trends include the shutdown of 1.0 million tons of coated paper capacity in Europe which improves the balance of European supply and demand, the continued strengthening of the euro and depreciation of the U.S. dollar, and the continued increases in freight rates. All of these factors make exporting to North America less attractive to foreign producers.

Another important distinction is the penetration of Asian coated paper imports. Coated groundwood is less penetrated by Asian imports than is coated freesheet, as production of coated groundwood is dependent upon cost-effective access to northern softwood fiber, which is not as prevalent in Asia. For example, through September 2007, Asian producers supplied about 180,000 tons of North America’s coated groundwood supply, or approximately 4% of North American coated groundwood supply. Over the same time period, Asian producers supplied about 500,000 tons of North America’s coated freesheet supply, or approximately 12% of North American coated freesheet supply.

As a result of recent capacity closures in the North American coated paper industry, the lack of any currently announced capacity additions and the stabilization of imports of coated paper into the United States, we believe that supply should be stable for the near future.

Operating Rates. According to RISI, Inc., the average operating rate for North American coated paper manufacturers, which measures the ratio of shipments from producers in a particular region to capacity of producers in the same region, rose from 86% in 2001 to 97% in 2006, as shipments increased more than capacity during this time period. Following the recently announced reductions in North American production, 2006 coated paper operating rates would have been over 100% on a pro forma basis, reflecting the current tight supply conditions. Historically, high operating rates have resulted in increasing prices for coated paper. Because of expected increases in North American demand, no major forecasted North American capacity additions and an expected stabilization of imports, the average operating rate is expected to remain above 96% through 2010.

Pricing. As a result of the trends identified above, coated paper pricing in the United States has recently been strengthening. During the second quarter of 2007, we announced a $60 per ton price increase on all coated paper grades, effective July 1. In reflection of the beginning of this price increase, our weighted average paper prices rose from $797 per ton in the second quarter of 2007 to $807 per ton in the second half of 2007. We expect our weighted average paper prices to continue to increase as we continue to realize this price increase during 2008. In addition, we announced another two price increases in the second half of 2007, totaling a further $125 per ton on coated groundwood grades of paper and another $70 per ton on coated freesheet grades of paper. We began implementing one of these price increases in October 2007 and the other price increase in January 2008. In reflection of these pricing trends, RISI, Inc. forecasts that U.S. prices for grade No. 5 coated paper, 34 lb. basis weight, an industry benchmark for coated paper pricing, will rise from an average of $918 per ton in the third quarter of 2007 to $980 per ton in the fourth quarter of 2007, to $1,078 per ton in 2008, and to $1,130 per ton in 2009.

The following chart shows RISI, Inc.’s historical and projected U.S. prices per ton for grade No. 5 coated paper, 34 lb. basis weight, and grade No. 3 coated paper, 60 lb. basis weight, for the periods indicated below:

BUSINESS

General

We are a leading North American supplier of coated papers to catalog and magazine publishers. The market for coated paper, which is comprised of coated groundwood paper and coated freesheet paper, is one of the most attractive segments of the paper industry due to its prospects for volume growth, continued improvement in pricing and the high value-added nature of its products. Coated paper is used primarily in media and marketing applications, including catalogs, magazines and commercial printing applications, which include high-end advertising brochures, annual reports and direct mail advertising. We are North America’s second largest producer of coated groundwood paper, which is used primarily for catalogs and magazines. We are also North America’s lowest cost producer of coated freesheet paper, which is used primarily for annual reports, brochures and magazine covers. In addition to coated paper, we have a strategic presence in supercalendered paper, which is primarily used for retail inserts. We also produce and sell market pulp, which is used in the manufacture of printing and writing paper grades and tissue products.

Our primary product lines include coated groundwood paper, coated freesheet paper, supercalendered paper and pulp. Our net sales by product line for the twelve months ended September 30, 2007, are illustrated below:

Net Sales by Product Line

for the twelve months ended September 30, 2007 (dollars in millions)

We sell and market our products to approximately 100 customers which comprise 650 end-user accounts. We have long-standing relationships with many leading magazine and catalog publishers, commercial printers, specialty retail merchandisers and paper merchants. We reach our end-users through several distribution channels, including direct sales, commercial printers, paper merchants and brokers. The majority of our products are sold via contracts we maintain with our customers, which generally specify the volumes to be sold to the customer over the contract term, as well as the pricing parameters for those sales. Having a large portion of our sales volume under contract allows us to plan our production runs well in advance, optimizing production over our integrated mill system and thereby increasing overall efficiency and reducing our costs. Most of our contracts are negotiated on an annual basis. Typically, our contracts provide for quarterly price adjustments based on market price movements. Our key customers include leading magazine publishers such as Condé Nast Publications, Inc., National Geographic Society and Time Inc.; leading catalog producers such as Avon Products, Inc., and Sears Holdings Corporation; leading commercial printers such as Quad/Graphics, Inc., and RR Donnelley & Sons Company; and leading paper merchants and brokers such as Unisource Worldwide, Inc., the xpedx business unit of International Paper, A.T. Clayton & Co., Inc. and Clifford Paper, Inc.

We operate 11 paper machines at four mills located in Maine, Michigan and Minnesota. The mills have a combined annual production capacity of 1,726,000 tons of coated paper, 102,000 tons of supercalendered paper and 874,000 tons of kraft pulp, of which 616,000 tons are consumed internally and the remainder is sold as market pulp. Over our integrated mill system, the total volume of pulp purchased from third parties is approximately balanced by the amount of pulp that we sell to the market. As a result, our business is generally insulated from fluctuations to earnings caused by fluctuations in the price of pulp. Our facilities are strategically located within close proximity to major publication printing customers, which affords us the ability to more quickly and cost-effectively deliver our products. Our facilities also benefit from convenient and cost-effective access to northern softwood fiber, which is required for the production of lightweight and ultra-lightweight coated groundwood papers, two of the more attractive grades of coated paper.

Our Competitive Strengths

We believe that our competitive strengths include the following:

Well positioned to benefit from strengthening coated paper market fundamentals. We believe that we are well positioned to benefit from improving fundamentals in the coated paper industry, which are inherently linked to the balance of supply and demand. Since the second quarter of 2004, supply has decreased due to a reduction in production capacity in both North America and Europe, which was caused primarily by the closure of less efficient coated paper mills by our competitors. These closures were generally the result of a combination of higher energy prices, changes in Canadian dollar and euro exchange rates and other inflationary factors. According to RISI, Inc., North American producers have announced the shutdown of approximately 1.0 million tons of coated paper capacity in the second half of 2007, which represents approximately 8% of North American coated paper capacity. Based on favorable demand and supply trends, RISI, Inc. projects that North American coated paper operating rates are expected to remain above 96% through 2010, with coated groundwood operating rates expected to be above 100% in 2008 and 2009.

A leading manufacturer of coated paper products in North America. We are one of the largest coated paper manufacturers in North America based on production capacity. Within the overall North American coated paper market, we have a leading market share in North American coated groundwood production capacity. In addition, we are North America’s lowest cost producer of coated freesheet paper. Our size provides us with economies of scale and enables us to optimize production across our integrated mill system to provide a broad spectrum of products, while also providing us the operational flexibility to adapt to our customers’ specific coated paper needs.

Leading positions in the industry’s most attractive segments and products. We are a leading supplier of coated papers to U.S. catalog and magazine publishers. The catalog and magazine end-user segments are among the most attractive within the coated papers industry due to their long-term growth prospects, favorable industry dynamics, blue-chip customer base and emphasis on product innovation and development. We budget over $3 million annually for the development of new products, product line extensions and material substitutions and/or alternatives for our manufacturing processes. We commercialized seven products or product line extensions in each of the last two years and realized an average of over $8 million in cost savings during the last two years as a result of material substitutions and product cost reduction efforts. We maintain a leading position in the U.S. catalog and magazine end-user segments, with estimated segment shares of approximately 24% and 16%, respectively.

In addition to being focused on the most attractive end-user segments, our product portfolio is also concentrated on the most attractive products in both the paper industry, in general, and the coated paper segment, specifically. Coated papers have been among the fastest growing portion of the paper industry, with North American coated paper demand having grown 2.1% per annum since 2001, compared to a demand growth rate of negative 4.7% for newsprint and a demand growth rate of negative 1.8% for uncoated freesheet paper. We are also specifically focused on the fastest growing portions of the coated paper market. For example, we are one of three major North American-based producers of ultra-lightweight coated groundwood paper. Ultra-lightweight coated groundwood paper has experienced higher growth than the coated paper market in general, with shipments growing at a compound annual growth rate of approximately 6% since 2003. We expect this disproportionate growth in shipments to continue, as customers are increasingly demanding lower basis weight products in order to reduce their freight and postage costs. In addition to being one of the fastest growing coated paper segments, ultra-lightweight coated papers sell for higher prices and yield higher margins than their higher basis weight counterparts. We believe that we have a competitive advantage in ultra-lightweight coated paper grades due to our investment in specialized equipment and our internal development of unique manufacturing processes.

Strong relationships with attractive customer base. We have long-standing relationships with leading publishers, commercial printers, retail merchandisers and paper merchants. Our relationships with our ten largest coated paper customers average more than 20 years. We believe our sales strategy, which includes both direct sales to our larger customers and sales to merchants, who then resell our products, has reduced selling costs and enhanced customer service. Our strong relationships with the leading customers in the catalog and magazine end-user segments provide us with a significant competitive advantage. For example, these customers have historically had stable, on-going paper needs, which has allowed us to optimize our mill system to supply orders on an efficient, cost-effective basis. Furthermore, due to the premium printing requirements of these end-users, we have been able to shift our product mix toward higher value-added grades, such as lightweight and ultra-lightweight coated groundwood and grade No. 4 coated groundwood. In addition, greater than 60% of our net sales in 2006 were made pursuant to contracts we maintain with our customers. Our large portion of contracted sales allows us to plan our production runs well in advance, optimizing production over our integrated mill system and thereby reducing costs and increasing overall efficiency. Our relationships with our key customers also allow us to maintain operating rates that are in excess of industry levels. For example, according to RISI, Inc., average operating rates for coated paper producers were 97% in 2007, while our operating rates were 99% in the same period.

Well-invested, low-cost manufacturing facilities. We believe our coated paper mills are among the most efficient and lowest cost coated paper mills in the world based on the cash cost of delivery to Chicago. We attribute our manufacturing efficiency, in part, to the significant historical investments made in our mills. From 1985 to 2006, International Paper, invested over $1.7 billion in growth capital expenditures for new machines, rebuilds, productivity enhancements and capacity expansions. In addition to these expenditures, over $800 million was invested by International Paper for maintenance and repairs to this equipment, as well as for certain environmental, health and safety projects. International Paper also improved the cost position of our system by closing over 500,000 tons of higher cost coated paper capacity. As a result, we are the owners of well-invested, low-cost production assets. Further, most of our paper production is at mills with integrated pulp production and energy co-generation facilities, which reduces our exposure to price volatility for energy and purchased pulp, two of our largest cost inputs. As we sell approximately the same amount of pulp as we purchase across our integrated production system, we are generally insulated from changes in pulp prices.

In addition, we have meaningfully reduced our costs by consolidating operations and focusing on operational efficiency. For example, through R-GAP, our continuous process improvement program, we have implemented focused programs to optimize raw materials sourcing and usage, reduce repair costs and control overhead to generate ongoing sustainable cost savings. We will continue to utilize the proprietary R-GAP process and other management tools to drive further cost reductions and operating improvements in our mill system.

Efficient, integrated supply chain with unique service solutions. Coated paper customers have become increasingly focused on supply chain efficiency, cost reduction and lead time minimization. Our Internet-based ordering platform, the Online Order Management System, simplifies ordering, tracking and invoicing, and is part of our strategy to continually reduce the cost to serve our customer base. In addition, we operate Nextier Solutions, an Internet- based system designed for collaborative production planning, procurement and inventory management processes throughout the supply chain. Our customers use our systems to maximize supply chain efficiencies, improve communication and reduce operating costs. We believe this provides us with a competitive advantage by enabling us to run our operations more cost-effectively through better planning of manufacturing runs and tracking of costs and inventory and, in turn, provides our customers with better, cost-effective service. We also believe the strategic location of our mills and distribution centers near attractive end-use markets, such as New York and Chicago, affords us the ability to more quickly and cost-effectively deliver our products to those markets. This close proximity to our customers provides for enhanced customer service and allows us to minimize our freight and delivery costs.

Experienced management team with proven track record. We believe our senior management team is a valuable asset to our business. This team has introduced industry-leading cost saving and efficiency programs and has lead the successful transition of our business from International Paper. In November 2006, Michael A. Jackson joined our business as President and Chief Executive Officer from Weyerhaeuser Company, where he most recently served as Senior Vice President in charge of the Cellulose Fibers, White Papers, Newsprint and Liquid Packaging Board businesses. Our senior management team averages approximately 20 years experience in the paper and forest products industry.

Our Business Strategy

Increase revenues. One of our key objectives is to be the market leader with respect to profitable sales growth. We believe we can achieve this goal through the following strategies:

•

Capitalize on favorable trends in our industry. The coated paper industry is currently benefiting from favorable supply and demand trends and high operating rates, which have resulted in rising sales prices. We are currently implementing three price increases with an announced total increase of $185 per ton on our coated groundwood grades and $130 per ton on our coated freesheet grades. We expect to grow our revenues and operating profits as the price increases are further realized during 2008. Based on our coated paper production capacity, every $50 per ton achieved in increased selling prices, assuming volumes and costs remain constant, equates to $86 million in additional annual revenues and operating profits.

•

Leveraging our leading market position. As a leader in the North American coated paper industry, we have strong industry insight and expertise, which we utilize to provide value-added services to our customers. We intend to further strengthen our leadership position by increasing our sales to both existing and new potential customers within the catalog and magazine segments, where, as industry leaders, we can offer an enhanced level of products and service. We believe that this competitive advantage will allow us to efficiently grow our business in line with or in excess of market volume and price growth.

•

Participate in ongoing coated paper industry consolidation. We believe that there may be opportunities to participate in the current trend of consolidation in the North American coated paper industry. We intend to evaluate and pursue acquisitions and strategic partnerships that we believe will increase our profitability, enhance economies of scale, and augment or diversify our existing customer base. Through strategic acquisitions and partnerships, we intend to continue to improve our absolute and relative cost position, supplement our organic growth prospects, and enhance stockholder value.

•

Focus on specialty and higher value-added products. In addition to participating in underlying market growth, we plan to improve our market share and revenues by focusing on specialty and high value-added products, which we expect to grow in excess of general market growth. For instance, as of the three North American-based producers of ultra-lightweight papers, we are positioned well with customers who want to lower postage and distribution expenses and thereby lower their total production costs. These products, in which we expect volumes to grow and prices to increase faster than the coated paper market in general, provide us with an opportunity to leverage our production advantage to garner additional revenues. In addition, we will continue to drive product performance improvements by taking advantage of technological advances and developing new products that meet the needs of our core catalog and magazine customers. We have a robust research and development effort that identifies, commercializes and capitalizes on new products and product innovations to generate additional sales opportunities.

Improve profitability. We intend to focus on productivity enhancements and on improving our cost platform through the following:

•

Increase productivity. Since 2001, we have significantly reduced production costs and enhanced manufacturing efficiency at our mills. During this period, we reduced total headcount by over 19%, while overall productivity has increased by 15% as measured by production tons per day and by over 48% as measured by tons produced per day per employee. Combined with strategies to reduce raw material usage, repair costs and manufacturing overhead, these initiatives have significantly improved financial and operating results. Going forward, we intend to selectively pursue cost reduction and efficiency improvement initiatives based on their cost to achieve, likely success and anticipated payback period.

•

Improve operating performance. Through R-GAP, we have implemented focused programs to optimize raw materials sourcing and usage, reduce repair costs and control overhead. We believe these process improvements, combined with our ability to generate a substantial portion of our energy needs and produce low-cost pulp through our integrated pulp operations, will enhance our operating leverage, earnings and cash flow. We will continue to enhance and use our proprietary R-GAP process to improve the profitability of our mill network.

Maximize cash flow. Prior to the Transactions, our business was managed and operated as part of a larger diversified paper company, focused on managing a broad product portfolio in the context of its own business and financial goals. As a stand-alone business, we have benefited from having a dedicated senior management team, who has implemented a focused strategy to allocate our resources to compete and maximize profitability and cash flow in the coated paper business. With this enhanced management focus, we have managed our working capital, capital expenditures and operational expenditures efficiently to optimize cash flow.

Our annual maintenance and environmental capital expenditures are expected to be $40 million to $50 million per year for the next few years, which we believe will be sufficient to maintain our productivity and maximize cash flow. As a result of the significant growth capital expenditures by our former parent, we believe that our capacity is sufficient to meet our current growth initiatives without significant additional spending and that future growth capital will be spent only upon the expectation of significant returns.

We also expect to pay minimal cash income taxes over the next few years. We have significant net operating losses which we expect will be available to reduce future taxable income. In addition, we expect to continue to have high tax depreciation deductions over the next few years because of our recent capital expenditures and because the tax basis in a portion of our assets was stepped up when the business was purchased from International Paper. This tax depreciation should reduce future taxable profits from the business and minimize our cash income taxes.

In addition, when we purchased the business from International Paper, we either did not assume, or were indemnified for, substantially all of the legacy pension, post-retirement and legal, and certain of the environmental obligations and liabilities of the business.

We expect that our relatively low maintenance and environmental capital expenditures, improved working capital management, further cost reductions and minimal cash income taxes will enhance our ability to generate cash flow. We intend to use our cash flow to repay our debt and to reinvest in the growth of our business.

Products

We manufacture three main grades of paper: coated groundwood paper, coated freesheet paper and supercalendered paper. These paper grades are differentiated primarily by their respective brightness, weight, print quality, bulk, opacity and strength. We also produce Northern Bleached Hardwood Kraft, or “NBHK,” pulp. The following table sets forth our principal products by 2006 combined tons sold and as a percentage of our 2006 combined net sales (tons in thousands, dollars in millions):

Product	Tons Sold		Net Sales
	tons	%	$	%
Coated groundwood paper	980	49	853	53
Coated freesheet paper	582	29	504	31
Supercalendered paper	105	5	68	4
Pulp	295	15	147	9
Other	49	2	39	3

Total	2,011	100	1,611	100

As a result of our scale and technological capabilities, we are able to offer our customers a broad product offering, from ultra-lightweight coated groundwood to heavyweight coated freesheet and supercalendered papers. Our customers have the opportunity to sole-source all of their coated paper needs from us while optimizing their choice of paper products. As our customers’ preferences change, they can switch paper grades to meet their desired balance between cost and performance attributes while maintaining their relationship with us. This “one-stop shop” marketing approach engenders customer loyalty and contributes to the efficiency of our sales organization.

We are also one of the largest rotogravure lightweight coated paper manufacturers in North America. Rotogravure printing is a technique for transferring ink onto coated papers, which typically results in a sharper image with truer colors and less ink trapping than in other printing processes but generally requires a smaller and higher-quality paper. Additionally, we are the only manufacturer in North America with the technological expertise to supply both rotogravure coated groundwood and coated freesheet. This provides us with a significant competitive advantage when selling to customers with long-run, mass publishing needs, as they generally prefer rotogravure products.

Coated groundwood paper. Coated groundwood paper includes a fiber component produced through a mechanical pulping process. The use of such fiber results in a bulkier and more opaque paper that is better suited for applications where lighter weights and/or higher stiffness are required, such as catalogs and magazines. In addition to mechanical pulp, coated groundwood paper typically includes a kraft pulp component to improve brightness and print quality.

Coated freesheet paper. Coated freesheet paper is made from bleached kraft pulp, which is produced using a chemical process to break apart wood fibers and dissolve impurities such as lignin. The use of kraft pulp results in a bright, heavier-weight paper with excellent print qualities, which is well-suited for high-end commercial applications and premium magazines. Coated freesheet contains primarily kraft pulp, with less than 10% mechanical pulp in its composition.

Supercalendered paper. Supercalendered paper consists of groundwood fibers and a very high filler content but does not receive a separate surface coating. Instead, the paper is passed through a supercalendering process in which alternating steel and filled rolls “iron” the paper, giving it a gloss and smoothness that makes it resemble coated paper. Supercalendered papers are primarily used for retail inserts, due to their relatively low price point.

Pulp. We produce and sell NBHK pulp. NBHK pulp is produced through the chemical kraft process using hardwoods. Hardwoods typically have shorter length fibers than softwoods and are used to smooth paper. Kraft describes pulp produced using a chemical process, whereby wood chips are combined with chemicals and steam to separate the wood fibers. The fibers are then washed and pressure screened to remove the chemicals and lignin which originally held the fibers together. Finally, the pulp is bleached to the necessary whiteness and brightness. Kraft pulp is used in applications where brighter and whiter paper is required.

Over our integrated mill system, the total volume of pulp purchased from third parties is approximately balanced by the amount of pulp that we sell to the market. This feature substantially insulates our business from exposure to fluctuations in the price of pulp.

Other products. We also offer recycled paper to help meet specific customer requirements. Additionally, we offer customized product solutions for strategic accounts by producing paper grades with customer-specified weight, brightness and pulp mix characteristics, providing customers with cost benefits and/or brand differentiation.

Manufacturing

We operate 11 paper machines at four mills located in Maine, Michigan and Minnesota. The mills have a combined annual production capacity of 1,726,000 tons of coated paper, 102,000 tons of supercalendered paper and 874,000 tons of kraft pulp, of which 616,000 tons is consumed internally and the remainder is sold as market pulp. Our facilities are strategically located within close proximity to major publication printing customers. The facilities also benefit from convenient and cost-effective access to northern softwood fiber, which is required for the production of lightweight and ultra-lightweight coated papers. All mills and machines operate seven days a week on a twenty-four hours per day basis.

The following table sets forth the locations of our mills, the products that they produce, and other key operating information:

Mill Locations	Products	Paper Machines	Production Capacity*
Jay (Androscoggin), ME	lightweight coated groundwood	2	375,800
	lightweight coated freesheet	1	218,900
	pulp		422,500

Bucksport, ME	lightweight and ultra-lightweight coated groundwood and high bulk specialty coated groundwood	4	516,500

Quinnesec, MI	coated freesheet pulp	1	400,000 451,500

Sartell, MN	lightweight and ultra-lightweight coated groundwood supercalendered	1 2	214,800 102,000

*	We produce 874,000 tons of kraft pulp, of which 616,000 tons are consumed internally and the remainder is sold as market pulp. This data does not include our production capacity for other pulp grades, the entirety of which is consumed internally in the production process for our coated paper.

We believe we have the lowest cost coated freesheet assets in North America and a highly competitive cost position in coated groundwood. From 1985 to 2006, International Paper invested over $1.7 billion in growth capital expenditures for new machines, product enhancements and capacity expansions. In addition, over $800 million was spent for maintenance and repairs to this equipment as well as for certain environmental, health and safety projects. As a result of these expenditures, we believe that our capacity is sufficient to meet our current growth initiatives without significant additional spending.

The basic raw material of the papermaking process is wood pulp. The first stage of papermaking involves converting wood logs to pulp through either a mechanical or chemical process. Before logs can be processed into pulp, they are passed through a debarking drum to remove the bark. Once separated, the bark is burned as fuel in bark bailers. The wood logs are composed of small cellulose fibers which are bound together by a glue-like substance called lignin. The cellulose fibers are separated from each other through either a mechanical or a kraft pulping process.

After the pulping phase, the fiber furnish is run onto the forming fabric of the paper machine. On the forming fabric, the fibers become interlaced, forming a mat of paper, and much of the water is extracted. The paper web then goes through a pressing and drying process to extract the remaining water. After drying, the web receives a uniform layer of coating that makes the paper smooth and provides uniform ink absorption. After coating, the paper goes through a calendering process that provides a smooth finish by ironing the sheet between multiple soft nips that consist of alternating hard (steel) and soft (cotton or synthetic) rolls. At the dry end, the paper is wound onto spools to form a machine reel and then rewound and slit into smaller rolls on a winder. Finally, the paper is wrapped, labeled and shipped.

Catalog and magazine publishers with longer print runs tend to purchase paper in roll form for use in web printing, a process of printing from a reel of paper as opposed to individual sheets of paper, in order to minimize costs. In contrast, commercial printers typically buy large quantities of sheeted paper in order to satisfy the short-run printing requirements of their customers. We believe that producing sheeted paper is a less attractive product as it requires additional processing, bigger inventory stocks, a larger sales and marketing team and a different channel strategy. For this reason, we have pursued a deliberate strategy of configuring our manufacturing facilities to produce all web-based papers, which are shipped in roll form, and have developed relationships with third-party converters to address any sheeted paper needs of our key customers.

We utilize a manufacturing excellence program, named R-GAP, to ensure timely and accurate reporting, encourage faster operator involvement and provide an overall culture of continuous process improvement. We use multi-variable testing, lean manufacturing, center of excellence teams, source-of-loss initiatives and best practice sharing to constantly improve our manufacturing processes and products. Since 2001, three of our four facilities have participated in OSHA’s Voluntary Protection Program which recognizes outstanding safety programs and performance.

Raw Materials and Suppliers

Our key cost inputs in the papermaking process are wood fiber, market pulp, chemicals and energy.

Wood Fiber. We source our wood fiber from a broad group of timberland and sawmill owners located in our regions.

Kraft Pulp. Overall, we produce 874,000 tons of kraft pulp, with 422,500 tons of pulp at the Androscoggin mill and 451,500 tons of pulp at the Quinnesec mill, of which a total of 616,000 tons are consumed internally. We supplement our internal production of kraft pulp with purchases from third parties. In 2006, these purchases were approximately 228,000 tons of pulp. We purchase the pulp requirements from a variety of suppliers and are not dependent on any single supplier to satisfy our pulp needs. We offset pulp purchases with open-market sales. Over our integrated mill system, the total volume of pulp purchased from third parties is approximately balanced by the amount of pulp that we sell to the market. This feature substantially insulates our business from exposure to fluctuations in the price of pulp.

Chemicals. Chemicals utilized in the manufacturing of coated papers include latex, starch, calcium carbonate, titanium dioxide and others. We purchase these chemicals from a variety of suppliers and are not dependent on any single supplier to satisfy our chemical needs.

Energy. We produce a large portion of our energy requirements, historically producing approximately 50% of our energy needs for our coated paper mills from sources such as waste wood and paper, hydroelectric facilities, chemicals from our pulping process, our own steam recovery boilers and internal energy cogeneration facilities. Our external energy purchases vary across each one of our mills and include fuel oil, natural gas, coal and electricity. While our internal energy production capacity and ability to switch between certain energy sources mitigates the volatility of our overall energy expenditures, we expect prices for energy to remain volatile for the foreseeable future and our overall costs do increase in a high energy cost environment. We also utilize derivatives contracts as part of our risk management strategy to manage risks associated with market fluctuations in energy prices.

Sales, Marketing and Distribution

We reach our end-users through several sales channels. These include selling directly to end-users and through brokers, merchants and printers. We sell and market products to approximately 100 customers which comprise 650 end-user accounts.

Sales to End-Users. We sell approximately 45% of our manufacturing output directly to end-users, most of which are catalog and magazine publishers for our paper products. Customers for our pulp products are mostly other paper manufacturers. These customers are typically large, sophisticated buyers who have the scale, resources and expertise to procure paper directly from manufacturers.

Sales to Brokers and Merchants. Our largest indirect paper sales by volume are through brokers and merchants who resell the paper to end-users.

Brokers typically act as an intermediary between paper manufacturers and smaller end-users who do not have the scale or resources to cost effectively procure paper directly from manufacturers. The majority of sales to brokers are resold to catalog publishers. In 2006, our pro forma combined sales to brokers represented 32% of our total sales. We work closely with brokers to achieve share targets in the catalog, magazine and insert end-user segments through collaborative selling.

Merchants are similar to brokers in that they act as an intermediary between the manufacturer and the end-user. However, merchants generally take physical delivery of the product and keep inventory on hand. Merchants tend to deal with smaller end-users that lack the scale to warrant direct delivery from the manufacturer. In 2006, our pro forma combined sales to merchants represented 12% of our total sales. Coated freesheet comprises the majority of our sales to merchants. In most cases, because they are relatively small, the ultimate end-users of paper sold through merchants are generally regional or local catalog or magazine publishers. Our merchant customers include major paper distributors such as xpedx, a division of International Paper, and Unisource Worldwide, Inc., which are large organizations with a broad, diversified client base.

Sales to Printers. In 2006, our pro forma combined sales to printers represented 9% of our pro forma combined sales. Nearly all of our sales were to the five largest publication printers in the United States. Printers also effectively act as an intermediary between manufacturers and end-users in that they directly source paper for printing/converting and then resell it to their customers as a finished product.

The majority of our paper products are delivered directly from our manufacturing facilities to the printer, regardless of the sales channel. In order to serve the grade No. 3 coated freesheet segment, we maintain a network of distribution centers located in the West, Midwest, South and Northeast close to our customer base to provide quick delivery. The majority of our pulp products are delivered to our customers’ paper mills.

Our salesforce is organized around our sales channels. We maintain an active dialogue with all of our major customers and track product performance and demand across grades. We have a team of sales representatives and marketing professionals organized into three major sales groups that correspond with our sales channels: direct sales support; support to brokers and merchants; and printer support.

The majority of our products are sold via contracts that we maintain with our customers. Contracted sales are more prevalent for coated groundwood paper, as opposed to coated freesheet paper, which is more often sold without a contract. Our contracts generally specify the volumes to be sold to the customer over the contract term, as well as the pricing parameters for those sales. The large portion of contracted sales allows us to plan our production runs well in advance, optimizing production over our integrated mill system and thereby reducing costs and increasing overall efficiency.

Part of our strategy is to continually reduce the cost to serve our customer base through e-commerce initiatives such as our Online Order Management System, an online system which allows for simplified ordering, tracking and invoicing. In 2006, approximately 30%, or 530,000 tons, of our total coated paper sales volume were placed through our Online Order Management System. We are focused on further developing our technology platform and e-commerce capabilities. To this end, we operate Nextier Solutions, an Internet-based system that has become an industry standard for collaborative production planning, procurement and inventory management process throughout the supply chain. Our customers and competitors use the system to maximize supply chain efficiencies, improve communication and reduce operating costs. Nextier Solutions enables subscribers to monitor their inventories and place orders. Participants pay us subscription and transaction fees for system usage. By leveraging our leadership position in e-commerce for coated papers distribution and management, we should realize a meaningful competitive advantage in our sales, marketing and distribution functions.

Customers

We serve the catalog, magazine, insert and commercial printing markets and have developed long-standing relationships with the premier North American catalog and magazine publishers. The length of our relationships with our top ten customers averages more than 20 years, and no single customer accounted for more than 9% of our net sales in 2006. Our key customers include leading magazine publishers such as Condé Nast Publications, Inc., National Geographic Society and Time Inc.; leading catalog producers such as Avon Products, Inc., and Sears Holding Corporation; leading commercial printers such as Quad/Graphics, Inc., and RR Donnelley & Sons Company; and leading paper merchants and brokers such as A.T. Clayton & Co., Inc., Unisource Worldwide, Inc., the xpedx business unit of International Paper, and Clifford Paper, Inc. See “Risk Factors—We depend on a small number of customers for a significant portion of our business.”

Our pro forma combined net sales by end-user segment for the year ended December 31, 2006, are illustrated below:

Research and Development

The primary function of our research and development efforts is to work with customers in developing and modifying products to accommodate their evolving needs and to identify cost saving opportunities within our operations.

Examples of our research and development efforts implemented over the past several years include:

•	high-bulk offset and rotogravure coated groundwood;

•	lightweight grade No. 4 coated groundwood;

•	ultra-lightweight grade No. 5 coated groundwood; and

•	rotogravure coated freesheet.

Intellectual Property

We have several patents and patent applications in the United States and various foreign countries. These patents and patent applications generally relate to various paper manufacturing methods and equipment which may become commercially viable in the future. In addition, we have filed trademark applications for “Verso” and “Verso Paper” and, in connection with the Acquisition, acquired several trademarks relating to our products, including Influence®, Velocity®, Liberty®, Advocate® and Trilogy®. In addition to the intellectual property that we own, a significant portion of intellectual property used in our business is licensed on a perpetual, royalty-free, non-exclusive basis from International Paper.

Although, in the aggregate, our patents, trademarks, copyrights, and the intellectual property licensed from International Paper are material to our business, financial condition and results of operations, we believe that the loss of any one or any related group of intellectual property rights would not have a material adverse effect on our business, financial condition or results of operations.

Competition

Our business is highly competitive. A significant number of North American competitors produce coated and supercalendered papers, and several overseas manufacturers, principally from Europe, export to North America. We compete based on a number of factors, including:

•	price;

•	product availability;

•	the quality of our products;

•	our breadth of product offerings;

•	our ability to maintain plant efficiencies and high operating rates and thus lower our average;

•	manufacturing costs per ton;

•	customer service and our ability to distribute our products on time; and

•	the availability and/or cost of wood fiber, market pulp, chemicals, energy and other raw materials and labor.

Foreign competition in North America is also affected by the exchange rate of the U.S. dollar relative to other currencies, especially the euro, market prices in North America and other markets, worldwide supply and demand, and the cost of ocean-going freight.

While our product offering is broad in terms of grades produced (from supercalendered and ultra-lightweight coated groundwood offerings to heavier-weight coated freesheet products), we are focused on producing coated groundwood and coated freesheet in roll form. This strategy is driven by our alignment with catalog and magazine end-users which tend to purchase paper in roll form for use in long runs of web printing in order to minimize costs. Our principal competitors include NewPage Corporation, Bowater Incorporated, UPM-Kymmene Corporation and Sappi Limited, all of which have North American assets. UPM and Sappi are headquartered overseas and also have overseas manufacturing facilities. See “Risk Factors—The markets in which we operate are highly competitive.”

Employees

As of December 31, 2007, we had approximately 2,902 employees, of whom approximately 35% are union and 77% are hourly employees. Employees at two of our four mills are represented by labor unions under a total of four collective bargaining agreements. In 2007, we completed successful labor negotiations for three agreements that were up for renewal during the year. The new agreements will expire in 2011.

We have not experienced any work stoppages during the past several years. We believe that we have good relations with our employees.

Properties

Our corporate headquarters are located in Memphis, Tennessee. We operate 11 paper machines at four mills located in Maine, Michigan and Minnesota. We own our principal manufacturing facilities. We also own five hydroelectric dams, four of which provide hydroelectric power to our Androscoggin mill and the fifth of which services our Sartell mill. In addition, we own 16 and lease four woodyards for the purpose of storage and loading of forest products and lease a number of sales offices.

Our headquarters and material facilities as of December 31, 2007, are shown in the following table:

Location	Use	Owned/Leased
Memphis, TN	corporate headquarters	leased
Jay (Androscoggin), ME	paper mill/kraft pulp	owned
Bucksport, ME	paper mill	owned
Quinnesec, MI	paper mill/kraft pulp	owned
Sartell, MN	paper mill	owned
West Chester, OH	sales, distribution and customer service	leased

Environmental and Other Governmental Regulations

We are subject to federal, state and local environmental, health and safety laws and regulations, including the Federal Water Pollution Control Act of 1972, or “Clean Water Act,” the Federal Clean Air Act, the Federal Resource Conservation and Recovery Act and the Comprehensive Environmental Response, Compensation and Liability Act of 1980, or “CERCLA,” the Federal Occupational Health and Safety Act and analogous state and local laws. Among our activities subject to environmental regulation are the emissions of air pollutants, discharges of wastewater and stormwater, operation of dams, storage, treatment and disposal of materials and waste, and remediation of soil, surface water and ground water contamination. Many environmental laws and regulations provide for substantial fines or penalties and criminal sanctions for any failure to comply. In addition, failure to comply with these laws and regulations could result in the interruption of our operations and, in some cases, facility shutdowns.

Certain of these environmental laws, such as CERCLA and analogous state laws, provide for strict, and under certain circumstances, joint and several liability for investigation and remediation of the release of hazardous substances into the environment, including soil and groundwater. These laws may apply to properties presently or formerly owned or operated by an entity or its predecessors, as well as to conditions at properties at which wastes attributable to an entity or its predecessors were disposed. Under these environmental laws, a current or previous owner or operator of real property, and parties that generate or transport hazardous substances that are disposed of at real property, may be held liable for the cost to investigate or clean up such real property and for related damages to natural resources. We handle and dispose of wastes arising from our mill operations, including disposal at on-site landfills. We are required to maintain financial assurance for the expected cost of landfill closure and post-closure care. We may be subject to liability, including liability for investigation and cleanup costs, if contamination is discovered at one of our paper mills or another location where we have disposed of, or arranged for the disposal of, wastes. We could be subject to potentially significant liabilities under, or fines or penalties for any failure to comply with, any environmental rule or regulation. See “Risk Factors—Risks Related to Our Business—We are subject to various environmental, health and safety regulations that could impose substantial costs or other liabilities upon us and may adversely affect our operating performance and financial condition.”

Compliance with environmental laws and regulations is a significant factor in our business. We have made, and will continue to make, significant expenditures to comply with these requirements. We anticipate that environmental compliance will continue to require increased capital expenditures over time as environmental laws or regulations, or interpretations thereof, change or the nature of our operations require us to make significant additional capital expenditures. A significant portion of anticipated environmental capital expenditures in 2008 will be spent in connection with emission control technology and wastewater effluent controls required to comply with the Federal Clean Air Act and Clean Water Act. Integrated pulp and paper mills are required to install control equipment to limit the release of certain pollutants into the air and water under so-called “Cluster Rule” regulations promulgated by the Environmental Protection Agency in 1998. In addition, our mills will incur increased operating expenses associated with compliance with the Cluster Rule regulations and the operation of the control equipment. We incurred environmental capital expenditures of $11.6 million in 2006 and $2.7 million in 2007, and we expect to incur additional environmental capital expenditures of $7.8 million in 2008.

Permits are required for the operation of our mills and related facilities. The permits are subject to renewal, modification and revocation. We and others have the right to challenge our permit conditions through administrative and legal appeals and review processes. Governmental authorities have the power to enforce compliance with the permits, and violators are subject to civil and criminal penalties, including fines, injunctions or both. Other parties also may have the right to pursue legal actions to enforce compliance with the permits.

Legal Proceedings

We are involved from time to time in legal proceedings incidental to the conduct of our business. Although the amount of liability that may result from these proceedings cannot be ascertained, we believe that, in the aggregate, they will not result in liabilities that are material to our business, financial condition, results of operations, or cash flows.

In 2005, the Maine Department of Environmental Protection issued a wastewater discharge permit to International Paper for the Androscoggin mill. Shortly thereafter, International Paper, a local public utility company and several environmental interest groups challenged the terms of the permit in an administrative review proceeding before the Maine Board of Environmental Protection, or “BEP.” The review of the Androscoggin mill’s permit was consolidated with reviews of other parties’ permits affecting water quality in the portion of the Androscoggin River downstream from our mill. In February 2008, the BEP issued a final order that imposed more stringent limits on the wastewater discharges from the Androscoggin mill. We anticipate that the new discharge limits will necessitate increased operational and maintenance costs as well as capital expenditures for additional wastewater controls and related improvements. These costs and expenditures may be covered, subject to certain limitations, by an indemnity from International Paper.

MANAGEMENT

Executive Officers and Directors

The following table provides information regarding our executive officers and directors upon consummation of this offering:

Name	Age	Position(s)
Michael A. Jackson	59	President, Chief Executive Officer and Director
Robert P. Mundy	45	Senior Vice President and Chief Financial Officer
Lyle J. Fellows	51	Senior Vice President of Manufacturing
Michael A. Weinhold	43	Senior Vice President of Sales and Marketing
Benjamin Hinchman, IV	60	Vice President and Chief Information Officer
Peter H. Kesser	50	Vice President, General Counsel and Secretary
Craig J. Liska	51	Vice President of Sustainability
Ricardo Moncada	54	Vice President of Human Resources
Michael E. Ducey	59	Director
Joshua J. Harris	42	Director
Scott M. Kleinman	35	Director
David W. Oskin	65	Director
L.H. Puckett, Jr.	59	Director
Jordan C. Zaken	33	Director
David B. Sambur	27	Director

Michael A. Jackson. Mr. Jackson was named our President and Chief Executive Officer and a member of our Board of Directors in November 2006. He succeeded L.H. Puckett, Jr., who retired as President and Chief Executive Officer but remains one of our directors. Before joining us, Mr. Jackson worked at Weyerhaeuser Company from 1977 to 2006. During a 29-year career with Weyerhaeuser, he served as Senior Vice President responsible for the Cellulose Fibers, White Papers, Newsprint and Liquid Packaging Board businesses from 2004 to 2006, Vice President of the Fine Papers business from 2002 to 2004, Vice President of the Business Papers business from 2000 to 2002, Vice President of the Recycling business from 1998 to 2000, Vice President of Human Resources and Quality for the Container Board Packaging business from 1993 to 1997, and General Manager of the Tri-Wall business and other packaging plants from 1990 to 1993. On behalf of Weyerhaeuser, Mr. Jackson also served from 2005 to 2006 as Chairman of the Board of North Pacific Paper Corporation (NORPAC), a joint venture with Japan’s Nippon Paper Industries which produces newsprint and uncoated groundwood paper.

Robert P. Mundy. Mr. Mundy has been our Senior Vice President and Chief Financial Officer since August 2006. He has 25 years of finance and accounting experience in the paper industry. Mr. Mundy joined us from International Paper where he worked from 1983 to 2006. At International Paper, he served as Director of Finance of our business from 2002 to 2006, Director of Finance Projects from 2001 to 2002, Controller of Masonite Corporation from 1999 to 2001, Controller of the Petroleum and Minerals business from 1996 to 1999, and in other business functions including company-wide SAP implementation, corporate internal audit, and manufacturing and operational finance at three pulp and paper mills.

Lyle J. Fellows. Mr. Fellows has been our Senior Vice President of Manufacturing since August 2006. He has 27 years of manufacturing experience in the paper industry. Before joining us, Mr. Fellows worked for International Paper from 1981 to 2006, where he served as Vice President of Manufacturing for our business from 2003 to 2006, Manager of the pulp and paper mill in Courtland, Alabama, from 2001 to 2003, Manager of the pulp and paper mill in Saillat, France, from 2000 to 2001, Manufacturing Director of the Arizona Chemical business in Europe from 1998 to 1999, Technical Director of the White Papers business in Europe from 1994 to 1997, and in various manufacturing positions at the pulp and paper mill in Pine Bluffs, Arkansas, from 1981 to 1994.

Michael A. Weinhold. Mr. Weinhold has been our Senior Vice President of Sales and Marketing since August 2006. With 21 years of sales, marketing and manufacturing experience in the paper industry, he is responsible for our sales, marketing, supply chain, customer technical service, e-commerce, product development and Nextier Solutions functions. Mr. Weinhold previously worked in various sales, marketing and management positions in our business at International Paper from 2000 to 2006 and at Champion International Corporation from 1994 to its acquisition by International Paper in 2000. His most recent positions in our business at International Paper were as Business Manager from 2004 to 2006, Business Manager of Sales and Marketing from 2003 to 2004, and Director of Marketing and Product Development from 2001 to 2003.

Benjamin Hinchman, IV. Mr. Hinchman has been our Vice President and Chief Information Officer since August 2006. He has 38 years of experience in the information technology field, during which he has implemented and managed information systems supporting manufacturing, quality control, research and development, sales, order fulfillment, distribution, warehousing, finance and e-commerce. Before joining us, Mr. Hinchman worked at International Paper from 1999 to 2006, where he served as Director of Information Technology of our business in 2006, Director of Information Technology of the xpedx business from 2002 to 2006, and Director of Strategic Technologies from 2000 to 2001. Mr. Hinchman worked for Union Camp Corporation as Director of Information Services for the Fine Papers division from 1995 to its acquisition by International Paper in 1999. He previously worked in various other businesses, holding positions of increasing responsibility in information technology.

Peter H. Kesser. Mr. Kesser has been our Vice President, General Counsel and Secretary since December 2006. During a legal career of almost 25 years, he has concentrated his practice in the areas of corporate, securities, mergers and acquisitions, and commercial law while working for major law firms and public companies. Mr. Kesser was a shareholder with Baker Donelson Bearman Caldwell & Berkowitz PC from 1999 to 2006. He was Vice President, Associate General Counsel and Assistant Secretary of Promus Hotel Corporation, a leading lodging company, from 1998 to 1999. Mr. Kesser was Vice President, General Counsel and Secretary of Arcadian Corporation, a leading nitrogen chemical producer, from 1993 to 1997. He was an attorney with Bracewell & Patterson LLP from 1983 to 1992. Mr. Kesser is the former Chairman of the Business Law section of the Tennessee Bar Association.

Craig J. Liska. Mr. Liska has been our Vice President of Sustainability since October 2006. He is responsible for integrating our sustainability principles of balancing environmental, social and economic values into decisions affecting all aspects of our business as well as for managing our environmental, health and safety functions. Mr. Liska previously worked at Motorola, Inc., from 1990 to 2006 in various environmental positions of increasing responsibility, most recently serving as Corporate Director of International Environment, Health and Safety from 2000 to 2006. Prior to entering the private sector, he was an environmental regulator with the United States Environmental Protection Agency from 1985 to 1989 and with the Illinois Environmental Protection Agency from 1980 to 1985.

Ricardo Moncada. Mr. Moncada has been our Vice President of Human Resources since October 2006. He also served briefly as a human resources consultant for us from June to September 2006 under a transitional arrangement with International Paper. Mr. Moncada has 29 years of experience in the human resources field. He joined us from International Paper where he worked from 1991 to 2006. At International Paper, Mr. Moncada was Vice President of Human Resources of the xpedx business from 2001 to 2006, Director of Human Resources of the Beverage Packaging business from 1997 to 2000, and Vice President of Human Resources of Propal, a joint venture between International Paper and W.R. Grace Co., from 1991 to 1997. He previously worked in human resources with Weyerhaeuser Company from 1986 to 1991 and with Norton Company from 1978 to 1986.

Michael E. Ducey. Mr. Ducey has been one of our directors since March 2007. He was President and Chief Executive Officer and a director of Compass Minerals International, Inc., a producer of salt and specialty fertilizers, from 2002 to 2006, and he remains a consultant to Compass Minerals. Mr. Ducey previously worked for Borden Chemical, Inc., a diversified chemical company, from 1972 to 2002. During his 30-year career with Borden Chemical, he held various management, sales, marketing, planning and commercial development positions, most recently serving as President and Chief Executive Officer from 1999 to 2002 and Executive Vice President and Chief Operating Officer from 1997 to 1999. Mr. Ducey also is a director of UAP Holding Corp., the parent of United Agri Products, Inc.

Joshua J. Harris. Mr. Harris has been one of our directors since August 2006. He is President and Founding Partner of Apollo Management, L.P., which was started in 1990. Mr. Harris was a member of the Mergers and Acquisitions Department of Drexel Burnham Lambert Incorporated. He also is a director of AP Alternative Assets, Apollo Global Management LLC, Berry Plastics Holding Corporation, CEVA International, Inc., Hexion Specialty Chemicals, Inc., Metals USA Holdings Corp., Momentive Performance Materials Inc., and Noranda Corporation.

Scott M. Kleinman. Mr. Kleinman has been one of our directors since August 2006. He is a Partner at Apollo Management, L.P., where he has worked since 1996. Mr. Kleinman was employed by Smith Barney Inc. in its Investment Banking division from 1994 to 1995. He also is a director of Hexion Specialty Chemicals, Inc., Momentive Performance Materials Inc., Realogy Corporation and Noranda Corporation.

David W. Oskin. Mr. Oskin has been one of our directors since January 2007. He has been President of Four Winds Ventures, LLC, a private investment company, since 2005. Prior to his retirement in 2003, Mr. Oskin worked for 29 years in the paper and forest products industries in various management, distribution, sales and marketing, quality management, human resources and other positions. He spent most of his career with International Paper, where he worked initially from 1975 to 1991 and then again as an Executive Vice President from 1996 to 2003. Between his stints with International Paper, Mr. Oskin was Managing Director and Chief Executive Officer of Carter Holt Harvey Limited, a New Zealand based forest products company. Mr. Oskin also is a director of Pacific Millennium Corporation, Samling Global Limited, Goodman Global, Inc., and Big Earth Publishing LLC, and he serves as Chairman of the Board of Trustees of Widener University.

L. H. Puckett, Jr. Mr. Puckett has been one of our directors since August 2006. He also was our President and Chief Executive Officer from August 2006 to his retirement in November 2006. Mr. Puckett worked in the paper industry for 32 years in various sales, marketing and management capacities. Before joining us, he worked at International Paper from 1999 to 2006, where he served as Senior Vice President responsible for our business from 2000 to 2006 and Vice President responsible for the Commercial Printing and Imaging Papers businesses from 1999 to 2000. Mr. Puckett worked at Union Camp Corporation from 1974 to its acquisition by International Paper in 1999, where he most recently served from 1998 to 1999 as Senior Vice President responsible for the Fine Papers division, which included the uncoated freesheet, pulp and bleached paperboard businesses.

Jordan C. Zaken. Mr. Zaken has been one of our directors since August 2006. He is a Partner at Apollo Management, L.P., where he has worked since 1999. Mr. Zaken was employed by Goldman, Sachs & Co. in its Mergers and Acquisitions Department from 1997 to 1999. He also is a director of Hexion Specialty Chemicals, Inc.

David B. Sambur. Mr. Sambur has been one of our directors since February 2008. He is a principal at Apollo Management, L.P., where he has worked since 2004. Prior to that time, Mr. Sambur was a member of the Leveraged Finance Group of Salomon Smith Barney Inc. from 2002 to 2004. Mr Sambur graduated summa cum laude and Phi Beta Kappa from Emory University with a BA in economics.

Committees of our board of directors

Upon consummation of this offering, our board of directors will have three standing committees: an audit committee, a compensation committee and a nominating/corporate governance committee, each operating under charters that have been adopted by our board of directors. Following the consummation of this offering, we will be a “controlled” company pursuant to the rules of the New York Stock Exchange. As a result, we are not required to have a majority of independent directors on our board of directors or have compensation and nominating/corporate governance committees comprised of independent directors. We are required, however, to have an audit committee with one independent director during the 90-day period beginning on the date of effectiveness of the registration statement filed with the SEC in connection with this offering and of which this prospectus is a part. After such 90-day period and until one year from the date of effectiveness of the registration statement, we are required to have a majority of independent directors on our audit committee. Thereafter, we are required to have an audit committee comprised entirely of independent directors.

Audit Committee

Upon consummation of this offering, the audit committee will consist of Messrs.             ,             , and              (of whom Messrs.              and              have been deemed independent pursuant to Rule 10A-3 of the Exchange Act by our board of directors and Mr.              will be nominated as chair of the audit committee). The duties and responsibilities of the audit committee include recommending the appointment or termination of the engagement of independent accountants, overseeing the independent auditor relationship and reviewing significant accounting policies and controls. We intend to appoint additional independent directors to our audit committee to replace Mr.              as soon as possible following the consummation of this offering, but no later than one year after the consummation of this offering. At least one of these individuals will satisfy the New York Stock Exchange standard of possessing accounting or related financial management expertise and qualify as an independent audit committee financial expert under the Exchange Act. The charter of the audit committee will be available on our web site at http://www.versopaper.com.

Compensation Committee

Following the completion of this offering, the compensation committee will consist of Messrs.             ,              and             . The duties and responsibilities of the compensation committee include reviewing and approving the compensation of officers and directors, except that the compensation of officers serving on any committee is determined by our board of directors. The compensation of all officers other than our chief executive officer, Michael A. Jackson, is approved by our board of directors based on recommendations by Mr. Jackson and the compensation committee. Mr. Jackson’s compensation is determined by our board of directors upon the recommendation of the compensation committee. The charter of our compensation committee will be available on our web site at http://www.versopaper.com.

Corporate Governance and Nominating Committee

Following the completion of this offering, we intend to form a corporate governance and nominating committee. We expect the duties of the corporate governance and nominating committee to include identifying individuals qualified to become members of our board of directors, consistent with criteria approved by our board of directors; overseeing the organization of our board of directors to discharge the board’s duties and responsibilities properly and efficiently; identifying best practices and recommending corporate governance principles, including giving proper attention and making effective responses to stockholder concerns regarding corporate governance; and developing and recommending to our board of directors a set of corporate governance guidelines and principles applicable to us. We expect other specific duties of the corporate governance and nominating committee to include annually assessing the size and composition of our board of directors; developing membership qualifications for our board committees; monitoring compliance with board and board committee membership criteria; annually reviewing and recommending directors for continued service; coordinating and assisting management and our board in recruiting new members to our board of directors; reviewing governance-related stockholder proposals and recommending board responses; and overseeing the evaluation of our board of directors and management. The charter of our corporate governance and nominating committee will be available on our web site at http://www.versopaper.com.

Apollo controls a majority of our common stock and, therefore, has the power to control our affairs and policies. Apollo also controls the election of our directors and the appointment of our management.

Board structure and compensation

Our board of directors is currently comprised of eight directors. Upon consummation of this offering, our board of directors will be divided into three classes, each of whose members will serve for staggered three-year terms. Messrs.              and              will serve in the class of directors whose terms will expire at our 2009 annual stockholders meeting; Messrs.                     ,              and              will serve in the class of directors whose terms will expire at our 2010 annual stockholders meeting; and Messrs.             ,              and              will serve in the class of directors whose terms will expire at our 2011 annual stockholders meeting. Because only one-third of our directors are elected at each annual meeting, two annual stockholders meetings could be required for the stockholders to change a majority of the board.

Our directors are reimbursed for their out-of-pocket expenses. The directors who are not also our employees also receive compensation for their service on our board of directors. Upon consummation of this offering, each of our non-employee directors will receive an annual retainer fee of $            . These directors will receive a fee of $             for each board meeting attended ($             if telephonic). The chair of the audit committee will receive an additional $            .

Compensation committee interlocks and insider participation

None of our executive officers serves, or in the past has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers who serve on our board of directors or compensation committee.

Code of ethics

In connection with this offering, our board of directors will adopt a code of ethics that applies to all of our directors, officers and employees, including our chief executive officer and chief financial officer. The code addresses, among other things, honesty and ethical conduct, conflicts of interest, compliance with laws, regulations and policies, including disclosure requirements under the federal securities laws, confidentiality, trading on insider information and reporting of violations to the code. Upon adoption, a copy of our code of ethics will be posted on our web site at http://www.versopaper.com.

COMPENSATION DISCUSSION AND ANALYSIS

Overview of Executive Compensation

Our philosophy is that executive compensation should be competitive in the marketplace in which we compete for executive talent, but structured to emphasize incentive-based compensation and determined by the achievement of both company and individual performance objectives. In principle, we believe that:

•	annual base salaries should be competitive with the marketplace average;

•

the combination of variable annual compensation and long-term incentive compensation should stress the achievement of short-term and long-term performance objectives and should provide the opportunity to earn more than the marketplace average for performance that exceeds targeted levels;

•	long-term incentive compensation opportunities should be targeted at levels that exceed those of our peer group companies; and

•

equity ownership by the members of our executive management team should be encouraged in order to align the short-term and long-term interests of our executive officers with those of the holders of our equity interests.

We periodically review our compensation practices with reference to wage surveys conducted by compensation consulting firms. This data is integral to our decisions regarding appropriate levels of executive compensation, but we do not benchmark any component of our executive compensation against a specific group of companies or set compensation levels at a designated percentile of peer group compensation. Instead, survey data is used as a general cross-reference to verify that our compensation is at a compensation level that will allow us to attract, retain and motivate members of our management team. For our decisions with respect to 2007 executive compensation, we utilized compensation data and analysis in the 2006 Forest Products Industry Compensation Association Survey conducted by the Stanton Group (the “2006 FPICA Survey”), the 2007 Forest Products Industry Compensation Association Survey conducted by the Stanton Group (the “2007 FPICA Survey” and, together with the 2006 FPICA Survey, the “FPICA Surveys”) and a customized compensation study by Valere Consulting LLC (the “Valere Report”). We reviewed 2006 FPICA data in conjunction with 2007 FPICA data in order to determine trendlines in peer group compensation. Our peer group is comprised of the forest paper industry companies that participated in the 2007 FPICA Survey and the companies studied for the Valere Report, which, in addition to the companies participating in the 2006 FPICA Survey, included manufacturing and paper industry companies similar in size to us that participated in online surveys and published surveys and a large sample of private equity portfolio companies. The list set forth below includes peer group members that are listed by name in the 2007 FPICA Survey and the Valere Report, but does not include the many manufacturing and paper industry companies that participated in online surveys and published studies that were not specified by name in aggregate survey data.

Accellent Inc.	AMH Holdings Inc.	Appleton
Appleton Coated	Avago Technologies	Blue Ridge Paper Products, Inc.
Boise Cascade, LLC	Bowater, Inc.	Buckeye Technologies, Inc.
Caraustar	Deltic Timber Corporation	EXCO Resources Inc.
Fraser Papers, Inc.	Glatfelter	Graphic Packaging International, Inc.
Green Diamond Resource Company	Hancock Forest Management, Inc.	International Paper
Jazz Pharmaceuticals Inc.	Language Line	LIN TV Corp
Longview Fibre Paper & Packaging, Inc.	Lousiana-Pacific Corporation	MeadWestvaco
Menasha Packaging	Myllykoski North America	NewPage Corporation
Pacific Lumber Company	Packaging Corporation of America	Plum Creek Timber Company, Inc.

Pope & Talbot, Inc.	Port Townsend Paper Corporation	Potlatch Corporation
Primedia Inc.	Rayonier	Regency Energy Partners
Rock-Tenn Company	Rockwood Holdings	Roseburg Forest Products Company
Safety Products Holdings	Sappi Fine Paper North America	Sealy Corp.
SierraPine	Simpson Investment Company	Smurfit-Stone Container Company
Sonoco Products Company	SP Newsprint Company	Stora Enso
Swanson Group, Inc.	Temple Inland	Timber Products Company
UPM-Kymmene, Inc.	Viasystems, Inc.	West Fraser, Inc.
West Linn Paper Company	Westervelt Company	Weyerhaeuser Company

Elements of Executive Compensation

Our compensation program for executives consists of the following key elements: annual base salary, a performance-based annual bonus and long-term equity-based awards, as well as certain perquisites and other benefits, including employer contributions to tax-qualified and non-qualified defined contribution retirement plans.

We believe that this approach best serves our interests and the holders of our equity interests. It enables us to meet the requirements of the highly competitive environment in which we operate while ensuring that our executive officers are compensated in a way that advances both the short-term and long-term interests of the holders of our equity interests. The variable annual bonus permits individual performance to be recognized and is based, in significant part, on an evaluation of the contribution made by the executive to our overall performance. Long-term equity-based awards relate a significant portion of long-term remuneration directly to appreciation in the value of our equity interests. This type of compensation is intended to align the interests of management with those of the holders our equity interests, and further serves to promote an executive’s continued service to the organization.

Base Salary

We determine base salaries for our executive officers based on each executive’s position level, taking into account the market salary range for our peer group of companies determined by reference to aggregate survey data. Base salaries are intended to be competitive with the market average. It is our philosophy that total compensation should be weighted less towards fixed compensation and more towards variable performance-based compensation. We intend to continue this shift in total compensation from fixed compensation towards variable compensation opportunities that stress performance.

Annual Bonus

Under our management incentive plan (the “Verso Incentive Plan” or “VIP”), our executive officers have an annual incentive (bonus) opportunity with awards based on the achievement of specified performance goals. For purposes of the 2007 VIP, specific targets were established with respect to a combination of four core performance measures, upon which a specified percentage of the overall bonus pool was based, as follows: (i) earnings before interest, taxes, depreciation and amortization, adjusted for expenses such as start-up cost and/or financial accounting changes, if any (“Adjusted EBITDA”) (60%), (ii) average month-end working capital improvement (“Working Capital”) (20%), (iii) reduction of realizable gap (“R-GAP Reduction”) (10%), and (iv) margin quality improvement (10%). Each of the performance targets for the four performance measures was established with reference to our historical performance, with adjustments based on expected changes during the current year.

With respect to each of these four performance measures, we established “threshold,” “target,” “above target” (only in the case of Adjusted EBITDA), and “maximum” performance levels. We determined “threshold”

performance levels for each of the four performance measures to set the Company’s expectations, with the intention that it would be reasonably possible that they would be achieved, based on projected performance. The “target” performance levels for each of the four performance measures were set such that there would be a significant amount of challenge to achieve them, based on projected performance. We set the “above target” performance level, which is applicable only for Adjusted EBITDA, such that it would most likely not be achieved, except where actual results are above anticipated performance. The “maximum” performance levels for each of the four performance measures were established with the intention that they would most likely not be achieved, except where actual results significantly exceed anticipated performance.

Individual VIP awards are paid from a bonus pool that is funded based on our achievement of these annual performance goals. The amount of the bonus pool is subject to upward or downward adjustment by the compensation committee based on extraordinary or other unanticipated events and conditions. Once the amount of the bonus pool is determined, we distribute individual VIP awards, within the limits of the pool, based on our evaluation of individual, departmental and functional contributions to our achievement of the performance goals. For 2007, our actual results with respect to the four performance measures corresponded to a funding level of approximately 20% for the bonus pool, which our compensation committee adjusted to a funding level of approximately 40% to take into account unanticipated changes in sales volume and sales price compared to projections for 2007. As reflected in the Summary Compensation Table below, the individual evaluations of our executive officers were such that each of them received approximately 40% of the target VIP bonus payable to such executive officer for 2007.

Unit Investment and Award Program

We have established a long-term equity-based compensation program pursuant to which our executive officers have made an investment in non-voting capital interests (“Class A Units”) in our parent, Verso Paper Management LP. The Class A Units purchased by the executives are intended to be substantially economically equivalent to the securities acquired by Apollo in connection with the Acquisition.

In connection with their investment in the Class A Units, our executive officers are entitled to receive awards in the form of non-voting profits interests (“Class B Units” and “Class C Units”) in our parent, Verso Paper Management LP, which entitle the executives to share in future profits of the business. The Class B Units, which are intended to be substantially economically equivalent to stock options that vest based on the passage of time, generally vest in five equal annual installments, subject to continuous employment through each applicable vesting date. The Class C Units, which are intended to be substantially economically equivalent to stock options that vest based on the achievement of performance criteria, will generally vest only upon the achievement of a specified internal rate of return.

We have also awarded Class D Units, which are intended to be substantially economically equivalent to stock options that are fully vested as of the date of grant to our non-employee directors under the Limited Partnership Agreement of Verso Paper Management LP (the “LP Agreement”). For more information on the Class D Units, see “Executive Compensation—Director Compensation.”

All executive officers investing in Class A Units and receiving awards of Class B Units and Class C Units are required to execute the LP Agreement and become limited partners thereunder. Under the LP Agreement, the Units purchased or held by the executives are generally subject to transfer restrictions, tag-along rights, drag-along rights, repurchase rights and piggy-back registration rights.

In connection with this offering, the LP Agreement will be amended such that each management or non-management unit holder, as applicable, will have the right to sell his/her Class A Units and Class D Units, as well as his/her Class B Units and Class C Units after they have vested (the “vested units”), to Verso Paper Management LP in accordance with the following procedures. After (i) the date when the units were purchased (in the case of Class A Units and Class D Units) or (ii) the date on which the units vest (in the case of Class B Units and Class C Units), the unit holder may opt to sell, and Verso Paper Management LP must repurchase, all or a portion of such unit holder’s Class A Units, Class D Units and vested units. Verso Paper Management LP would then be required to repurchase such units by delivering shares of our common stock held by Verso Paper Management LP to the unit holder in exchange for the units being sold. The number of shares of our common stock to be delivered by Verso Paper Management LP for the Class A Units, Class D Units and vested units will be an amount equal to the fair market value of the units being sold as of the date the put right is exercised by the unit holder. The “put” right will be subject to certain limitations on its exercise, as described in the definitive documents.

Analysis

The base salary amounts paid to the named executive officers are approximately at the midpoint salary range of the market average for our peer group companies as determined by reference to the 2007 FPICA Survey, which may be adjusted to reflect an individual named executive officer’s position and experience. For 2007, we confirmed that each named executive officer’s base salary was well within the trendlines for minimum and maximum salary parameters reported by our peer group in the FPICA Surveys, and we determined that each named executive officer’s base salary was within approximately 15% of the applicable midpoint salary reported in the 2007 FPICA Survey. The base salary amount for each named executive officer constituted approximately 55-61% of the total compensation for each such named executive officer. This range of percentages reflects our intention to provide for a meaningful portion of each named executive officer’s compensation to be performance based. The addition of the Incentive Award Plan and the Senior Executive Bonus Plan (as described below) further demonstrates our intention to continue this shift in total compensation from fixed compensation towards variable compensation opportunities that emphasize and reward performance.

The VIP awards focus on short-term retention and incentive goals. For 2007, the VIP performance goals included a combination of financial targets (e.g., Adjusted EBITDA and Working Capital) and goals relating to core strategic initiatives (e.g., R-GAP Reduction and margin quality improvement). Also, the position and duties of a named executive officer and the relative market average as determined by reference to aggregate survey data for such position was factored into the value of the 2007 VIP award to each such named executive officer.

The awards of Class B Units and Class C Units focus on long-term retention and incentive goals. In 2006, each named executive officer was assigned to an award tier and awarded Class B and Class C Units according to the estimated value of such named executive officer’s opportunity and expected ability to effect results.

2008 Incentive Award Plan

Prior to the completion of this offering, we intend to adopt the 2008 Incentive Award Plan. The principal purpose of the 2008 Incentive Award Plan will be to promote the success and enhance the value of our company by linking the personal interests of selected employees, consultants and directors to those of our stockholders and by providing such individuals with an incentive for outstanding performance. The 2008 Incentive Award Plan is further intended to attract, retain and motivate selected employees, consultants and directors through the granting of stock-based compensation awards.

The 2008 Incentive Award Plan will provide for a variety of such awards, including non-qualified stock options, or “NSOs,” incentive stock options, or “ISOs” (within the meaning of Section 422 of the Internal Revenue Code, or the “Code”), stock appreciation rights, restricted stock awards, restricted stock unit awards, deferred stock awards, dividend equivalents, performance share awards, performance-based awards, stock payment awards and other stock-based awards. We will determine a specified number of shares of common stock to be reserved for issuance under the 2008 Incentive Award Plan. We will also establish a maximum number of shares which may be subject to awards granted under the 2008 Incentive Award Plan to any individual in any calendar year, as well as a maximum dollar amount that may be paid in cash to any individual in any calendar year with respect to any performance based-awards; provided, that this limitation will not apply prior to the consummation of this offering, and following such consummation, this limitation will not apply until the earliest of: (a) the first material modification of the 2008 Incentive Award Plan (including any increase in the number of shares reserved for issuance under the 2008 Incentive Award Plan); (b) the issuance of all of the shares of common stock reserved for issuance under the 2008 Incentive Award Plan; (c) the expiration of the 2008 Incentive Award Plan; (d) the first meeting of stockholders at which members of the board are to be elected, which occurs after the close of the third calendar year following the calendar year in which any of our equity securities are registered under Section 12 of the Exchange Act; or (e) such other date required by Section 162(m) of the Code and the rules and regulations promulgated thereunder.

Administration. The 2008 Incentive Award Plan will be administered by our board of directors, unless and until the board delegates administration to the compensation committee or other applicable committee of the board. The compensation committee may delegate administration to one or more members of our board of directors. Our board of directors, or the compensation committee if so empowered, will have the power to interpret the 2008 Incentive Award Plan and to adopt such rules for the administration, interpretation and application of the 2008 Incentive Award Plan according to its terms. Our board of directors or the compensation committee shall determine the number of shares of common stock that will be subject to each award. Our compensation committee may take into account the recommendations of our senior management in determining the award recipients and the terms and conditions of such awards. Our board of directors may not delegate to the compensation committee or otherwise, the power to grant stock awards to our independent directors.

Grant of Awards. Certain employees, consultants and directors will be eligible to be granted awards under the 2008 Incentive Award Plan. Our board of directors, or the compensation committee if so empowered, will determine:

•	which employees, consultants and directors are to be granted awards;

•	the type of award that is granted;

•	the number of shares subject to the awards; and

•

the terms and conditions of such awards, consistent with the 2008 Incentive Award Plan. Our board of directors, or the compensation committee if so empowered, will have the discretion, subject to the limitations of the 2008 Incentive Award Plan and applicable laws, to grant ISOs, NSOs, stock bonuses and rights to acquire restricted stock (except that only our employees may be granted ISOs).

Limitation on ISO Treatment. Even if an option is designated as an ISO, no option will qualify as an ISO if the aggregate fair market value of the stock (as determined as of the date of grant) with respect to all of a holder’s ISOs exercisable for the first time during any calendar year under the 2008 Incentive Award Plan exceeds $100,000. Any option failing to qualify as an ISO will be deemed to be an NSO.

Stock Option Exercise Price. Our board of directors, or the compensation committee if so empowered, shall set the per share exercise price, subject to the following rules:

•	in the case of ISOs and NSOs, the per share option exercise price shall not be less than 100% of the fair market value of shares of our common stock on the grant date; and

•

for any persons owning (within the meaning of Section 424(d) of the Code) more than 10% of the total combined voting power of all classes of our capital stock or of any of our subsidiaries, the per share exercise price shall be not less than 110% of the fair market value of the shares of our common stock on the grant date. The fair market value of a share of our common stock as of a given date will be determined in good faith by our board of directors.

Expiration of Stock Options. The term of an option is set by our board of directors, or the compensation committee if so empowered, subject to the following conditions: (1) no option term shall be longer than ten years from the date of grant; and (2) the option term for an ISO granted to a person owning more than 10% of the total combined voting power of all classes of our capital stock shall not exceed five years from the date of grant. Upon termination of an outstanding option holder’s services with us, the holder may exercise his or her options within the period of time specified in the option grant, to the extent that the options were vested at the time of termination. Options granted under the 2008 Incentive Award Plan must be exercised within one year if the holder’s services are terminated due to death or disability, or by the date of expiration of the option as set forth in the option agreement, whichever is earlier.

Other Equity Awards. In addition to stock options, the compensation committee may also grant to certain employees, consultants and directors stock appreciation rights, restricted stock awards, restricted stock unit awards, deferred stock awards, dividend equivalents, performance share awards, performance-based awards, stock payment awards or other stock-based awards, with such terms and conditions as our board of directors (or, if applicable, the compensation committee) may, subject to the terms of the 2008 Incentive Award Plan, establish. Under the 2008 Incentive Award Plan, performance-based stock awards are intended to comply with the requirements of Section 162(m) of the Code and its underlying regulations, in order to allow these awards, when payable, to be fully tax deductible by us.

Performance Bonus Awards. Under the 2008 Incentive Award Plan, the compensation committee has the authority in its discretion to make performance-based cash bonus payments to our designated employees, including our executive officers, with respect to a specified period (for example, a calendar year). Such bonuses are payable upon the attainment of pre-established performance goals. Such performance goals may relate to one or more corporate business criteria with respect to us or any of our subsidiaries, including but not limited to: net earnings (either before or after interest, taxes, depreciation and amortization), Adjusted EBITDA, economic value-added, sales or revenue, net income (either before or after taxes), operating earnings, cash flow (including, but not limited to, operating cash flow and free cash flow), cash flow return on capital, return on net assets, return on stockholders’ equity, return on assets, return on capital, stockholder returns, return on sales, gross or net profit margin, productivity, expense, margins, operating efficiency, customer satisfaction, working capital, earnings per share, price per share of our common stock, and market share, any of which may be measured either in absolute terms or as compared to any incremental increase or as compared to results of a peer group. The compensation committee will select the participants who are eligible to receive performance-based cash bonuses and the performance goals to be utilized with respect to the participants, establish the bonus formulas for of each participant’s annual bonus, and certify whether the performance goals have been met with respect to any given performance period.

Adjustments of Awards. In the event a stock dividend, stock split, combination, merger, consolidation, spin-off, recapitalization or other change in our capitalization affects our common stock in a manner that causes dilution or enlargement of benefits or potential benefits under the 2008 Incentive Award Plan, as determined by our board of directors, or the compensation committee, if so empowered, then our board of directors or the compensation committee shall equitably adjust:

•	the aggregate number of, and kind of, shares of our common stock subject to the 2008 Incentive Award Plan;

•	the number of, and kind of, shares of our common stock subject to the outstanding awards;

•	the price per share of our common stock upon exercise of outstanding options; and

•	the terms and conditions of any outstanding awards, including the financial or other performance targets specified in each option agreement for determining the exercisability of options.

Change in Control. In connection with any change in control (as defined in the 2008 Incentive Award Plan), except as may otherwise be provided in any applicable award or employment agreement and unless awards granted under the 2008 Incentive Award Plan are converted, assumed or replaced by a successor entity, the awards will automatically become fully vested and exercisable and all forfeiture restrictions with respect to such awards shall lapse prior to the consummation of the change in control. In addition, with respect to any awards, in connection with any change in control (or other unusual or nonrecurring transaction affecting us or our combined financial statements), our board of directors or the compensation committee, in its sole discretion, may: (i) provide for the termination of any award in exchange for an amount of cash, if any, equal to the amount that would have been payable upon the exercise of such award or realization of the participant’s rights as of the date of such change in control or other transaction; (ii) purchase any outstanding awards for a cash amount or replace outstanding awards with other rights or property; (iii) provide that after the occurrence of the transaction, the award cannot vest, be exercised or become payable; (iv) provide that only for a specified period of time after such transaction, an award shall be exercisable or payable or fully vested with respect to all shares covered thereby, notwithstanding anything to the contrary in the 2008 Incentive Award Plan or the applicable award agreement; or (v) provide that each outstanding award shall be assumed or substituted for an equivalent award, right or property by any successor corporation. Any such action may be effectuated by the compensation committee either by the terms of the applicable option agreement or by action of the compensation committee taken prior to the change in control.

Amendment and Termination. Our board of directors, or the compensation committee if so empowered, is generally authorized to adopt, amend and rescind rules relating to the administration of the 2008 Incentive Award Plan, and our board of directors is authorized to amend, suspend and terminate the 2008 Incentive Award Plan. We have attempted to structure the 2008 Incentive Award Plan in a manner such that remuneration attributable to stock options and other awards will not be subject to the deduction limitation contained in Section 162(m) of the Code. However, we must generally obtain approval of our stockholders: (i) to increase the number of shares of our common stock that may be issued under the 2008 Incentive Award Plan; (ii) to extend the limit on the period during which options may be granted; or (iii) to the extent required by applicable law, rule or regulation (including any applicable NASD rule).

Senior Executive Bonus Plan

Prior to the completion of this offering, we intend to adopt the Senior Executive Bonus Plan. The Senior Executive Bonus Plan is intended to provide an incentive for superior work and to motivate covered key executives toward even greater achievement and business results, to tie their goals and interests to those of ours and our stockholders and to enable us to attract and retain highly qualified executives.

The Senior Executive Bonus Plan is a performance-based bonus plan under which our designated key executives, including our executive officers, are eligible to receive bonus payments with respect to a specified period (for example, our fiscal year). Bonuses are generally payable under the Senior Executive Bonus Plan upon the attainment of pre-established performance goals. Notwithstanding the foregoing, we may pay bonuses (including, without limitation, discretionary bonuses) to participants under the Senior Executive Bonus Plan based upon such other terms and conditions as the compensation committee may in its discretion determine.

Performance goals under the Senior Executive Bonus Plan may relate to one or more corporate business criteria with respect to us or any of our subsidiaries, including but not limited to: net income (loss) (either before or after interest, taxes, depreciation and/or amortization), Adjusted EBITDA, sales or revenue, acquisitions or strategic transactions, operating income (loss), cash flow (including, without limitation, operating cash flow and free cash flow), return on capital, return on assets (including, without limitation, return on net assets), return on stockholders’ equity, economic value added, stockholder returns, return on sales, gross or net profit margin, productivity, expenses, margins, operating efficiency, customer satisfaction, working capital, earnings (loss) per share, price per share of equity securities, market share and number of customers, any of which may be measured either in absolute terms or as compared to any incremental increase or decrease, or as compared to results of a peer group.

The Senior Executive Bonus Plan is administered by the compensation committee. The compensation committee will select the participants in the Senior Executive Bonus Plan and the performance goals to be utilized with respect to the participants, establish the bonus formulas for of each participant’s annual bonus, and certify whether any applicable performance goals have been met with respect to a given performance period. We may amend or terminate the Senior Executive Bonus Plan at any time in our sole discretion. Any amendments to the Senior Executive Bonus Plan will require stockholder approval only to the extent required by applicable law, rule or regulation.

Perquisites and Other Benefits

We provide financial counseling benefits for our named executive officers. For more information on perquisites, see “Executive Compensation—Summary Compensation Table.”

Our named executive officers are entitled to participate in and receive employer contributions to our 401(k) plan and salaried supplemental retirement plan. For more information on employer contributions to our tax-qualified defined contribution retirement plans, see “Executive Compensation—Summary Compensation Table.”

In 2007, we established a non-qualified deferred compensation plan that allows eligible participants, including our named executive officers, to defer portions of their annual base salary and annual bonus, as well as to receive employer matching contributions with respect to deferrals that would exceed IRS limits under our 401(k) plan. We funded a rabbi trust in connection with the deferred compensation plan.

Our named executive officers are eligible to participate in the same benefit plans provided to our other salaried employees, including health and welfare plans.

EXECUTIVE COMPENSATION

The tables listed below provide information regarding the compensation that we paid and provided to our named executive officers and directors for 2007. The footnotes to these tables provide important information to explain the values presented in the tables and are an important part of our disclosures related to our executive officer and director compensation.

•	Summary Compensation Table

•	Grants of Plan-Based Awards

•	Outstanding Equity Awards

•	Units Vested

•	Director Compensation

Summary Compensation Table

The following table sets forth information regarding compensation that we paid and provided to our named executive officers for 2007:

Name and Principal Position	Year	Salary		Option Awards(2)	Non-Equity Incentive Plan Compensation	All Other Compensation		Total
Michael A. Jackson President, Chief Executive Officer, and Director	2007	$408,333	(1)	$66,355	$166,240	$55,663	(3)	$696,591
Robert P. Mundy Senior Vice President and Chief Financial Officer	2007	$235,175		14,653	$67,430	$54,699	(4)	$371,957
Lyle J. Fellows Senior Vice President of Manufacturing	2007	$259,880		14,653	$78,060	$81,404	(5)	$433,997
Michael A. Weinhold Senior Vice President of Sales and Marketing	2007	$255,161		14,653	$67,430	$50,826	(6)	$388,070
Peter H. Kesser Vice President, General Counsel and Secretary	2007	$238,750		9,769	$59,930	$21,680	(7)	$330,129

(1)	In January 2008, Mr. Jackson’s annual base salary was increased from $400,000 to $450,000, with retroactive effect to November 1, 2007.
(2)	Represents 2007 FAS123R expense relating to Class B Units, without any reduction for risk of forfeiture.
(3)	Mr. Jackson received $11,853 in employer matching contributions to the 401(k) plan, $9,000 in employer contributions to the salaried supplemental retirement plan, $8,590 in deferred compensation, $2,947 for financial counseling and $23,273 in relocation reportable income.
(4)	Mr. Mundy received $11,718 in employer matching contributions to the 401(k) plan, $11,250 in employer contributions to the salaried supplemental retirement plan, $4,338 in deferred compensation, $4,614 for financial counseling and $22,779 for unused vacation.
(5)	Mr. Fellows received $8,963 in employer matching contributions to the 401(k) plan, $20,537 in employer contributions to the salaried supplemental retirement plan, $21,593 in deferred compensation, $5,000 for financial counseling, $25,289 for unused vacation and $22 as gift/awards.
(6)	Mr. Weinhold received $11,700 in employer matching contributions to the 401(k) plan, $11,250 in employer contributions to the salaried supplemental retirement plan, $5,079 in deferred compensation, $3,025 for 2007 financial counseling and $19,772 for unused vacation.
(7)	Mr. Kesser received $11,700 in employer matching contributions to the 401(k) plan, $9,000 in employer contributions to the salaried supplemental retirement plan and $980 in deferred compensation.

Grants of Plan-Based Awards

The following table sets forth information regarding awards of Class B Units and Class C Units granted to our named executive officers in 2007:

Name	Grant Date	All Other Awards: Number of Units (#)		Grant Date Fair Value of Awards ($)(3)
Michael A. Jackson	02/16/07	6,666	(1)	$266,641
	02/16/07	13,333	(2)	—

(1)	Award of Class B Units.
(2)	Award of Class C Units.
(3)	Represents grant date fair value of awards of Class B Units and Class C Units in accordance with FAS 123R.

Employment Agreements

Michael A. Jackson. Effective November 20, 2006, we entered into an employment agreement with Michael A. Jackson, pursuant to which Mr. Jackson will serve as our Chief Executive Officer for a three-year term, with automatic renewal for additional one-year periods unless either party gives notice of non-extension in accordance with the terms of the agreement.

Under Mr. Jackson’s employment agreement, he is entitled to receive an annual base salary of $400,000, subject to increase at the discretion of our Board of Directors. His salary was increased from $400,000 to $450,000 in January 2008 with retroactive effect to November 1, 2007. Mr. Jackson also is entitled to receive an annual bonus with a target bonus equal to 100% of his then current annual base salary. In connection with Mr. Jackson’s relocation to Memphis, Tennessee, the employment agreement also provides for a lump sum payment of $10,000 and the reimbursement of certain relocation expenses incurred by Mr. Jackson. The employment agreement also provides for the grant to Mr. Jackson of a sign-on award, effective November 20, 2006, of 2,000 Class A Units, 1,667 Class B Units and 3,334 Class C Units. In addition to the foregoing award under his employment agreement, on February 16, 2007, Mr. Jackson purchased an additional 8,000 Class A Units and received additional grants of 6,666 Class B Units and 13,333 Class C Units—for a total of 10,000 Class A Units, 8,333 Class B Units and 16,667 Class Units.

In the event of Mr. Jackson’s termination of employment by us without “Cause” or by him for “Good Reason” (each such term as defined in his employment agreement), Mr. Jackson will be entitled to a severance payment equal to 1.5 times (i) his annual base salary, and (ii) his annual bonus, if any, payable with respect to the calendar year immediately preceding the year in which such termination of employment occurs. The severance amount is payable in equal monthly installments during the 18-month period following the date of such termination of employment.

Under his employment agreement, Mr. Jackson is subject to non-disclosure and non-disparagement obligations in perpetuity, as well as certain non-competition and non-solicitation obligations during the term and the 18-month period following the termination of his employment for any reason.

Outstanding Equity Awards

The following table shows the outstanding awards of Class B Units and Class C Units held by our named executive officers as of December 31, 2007:

Name	Equity Incentive Plan Awards: Number of Units That Have Not Vested (#)		Equity Incentive Plan Awards: Market or Payout Value of Units That Have Not Vested ($)(3)
Michael A. Jackson	6,667	(1)	—
	16,667	(2)	—
Robert P. Mundy	1,500	(1)	—
	3,750	(2)	—
Lyle J. Fellows	1,500	(1)	—
	3,750	(2)	—
Michael A. Weinhold	1,500	(1)	—
	3,750	(2)	—
Peter H. Kesser	1,167	(1)	—
	2,917	(2)	—

(1)	Awards of Class B Units, which vest in five annual installments of 20% each beginning on August 1, 2007.
(2)	Awards of Class C Units, which will vest only if certain performance targets are met.
(3)	The market or payout value of the unvested Class B Units and Class C Units is not determinable, because there is no public market for the Class B Units and Class C Units. The Class B Units and Class C Units represent profits interests in Verso Paper Management LP, which will have value only if the value of Verso Paper Management LP increases following the date on which the awards of such Class B Units and Class C Units are granted and only after the aggregate amount of capital contributions in respect of all Class A Units has been repaid to the holders of Class A Units.

Units Vested

The following table shows the number of Class B Units that vested for each of our named executive officers in 2007. No Class C Units vested in 2007.

Name	Equity Incentive Plan Awards
	Number of Units Acquired on Vesting (#)(1)	Value Realized on Vesting (2)
Michael A. Jackson	1,666	—
Robert P. Mundy	375	—
Lyle J. Fellows	375	—
Michael A. Weinhold	375	—
Peter H. Kesser	291	—

(1)	Awards of Class B Units, which vest in five annual installments of 20% each beginning on August 1, 2007.
(2)	The market value of vested Class B Units is not determinable, because there is no public market for the Class B units. The Class B Units represent profits interests in Verso Paper Management LP, which will have value only if the value of Verso Paper Management LP increases following the date on which the awards of such Class B Units are granted and only after the aggregate amount of capital contributions in respect of all Class A Units has been repaid to the holders of Class A Units.

Potential Payments Upon Termination of Employment or Change in Control

Employee Severance Plan. Under our employee severance plan, each of our named executive officers is eligible to receive a termination allowance in the event of a termination of employment due to certain events, including the executive’s job elimination, a facility closing, the executive’s disability, or the executive’s inability to perform the requisite duties of his position despite his reasonable efforts. The termination allowance is a lump-sum amount equal to the number of years or partial years of applicable service with us multiplied by the amount of two weeks of base salary. The termination allowance may not be less than the amount of four weeks of base salary. In addition, it is our practice to provide a pro rata amount of annual VIP bonus compensation that would have otherwise been paid to the executive officer if employment had continued through the end of the applicable calendar year.

Confidentiality and Non-Competition Agreements. Each of our named executive officers (with the exception of Mr. Jackson) is party to a confidentiality and non-competition agreement, pursuant to which the executive is subject to non-competition obligations for 12 months following termination of employment. The confidentiality and non-competition agreement provides that if the executive is unable, despite diligent search, to obtain employment consistent with his experience and education, the executive may be entitled to a monthly severance benefit equal to his monthly base pay received in the month prior to the month in which such termination of employment occurs, payable for each month or partial month of unemployment during the 12-month non-competition period. The executive’s entitlement to this “pay for no play” monthly severance benefit is subject to our receipt and reasonable verification of the executive’s written notice of the efforts he has made to secure employment that does not conflict with his non-competition obligations. In addition, the executive is entitled to receive continued health insurance coverage for up to 24 months after the date of termination, reimbursement for any group life insurance conversion costs, and a contribution to our deferred compensation plans in respect of the executive’s lost retirement benefits during the 24-month period after the date of termination.

Estimated Severance Payments. Assuming the termination of employment of all of our named executive officers as of December 31, 2007, under the circumstances described above, the executives would be entitled to the following severance payments under our employee severance plan and the applicable employment agreement (in the case of Mr. Jackson) or confidentiality and non-competition agreement (in the case of the other named executive officers):

	Employee Severance Plan	Applicable Agreement		Total(2)
Michael A. Jackson	—	$675,000	(1)	$675,000

Robert P. Mundy	$227,788	$236,900		$464,688

Lyle J. Fellows	$273,127	$263,011		$536,138

Michael A. Weinhold	$138,402	$257,032		$395,434

Peter H. Kesser	$18,462	$240,000		$258,462

(1)	This amount assumes an annual base salary of $450,000, which reflects the increase in Mr. Jackson’s annual base salary in January 2008 with retroactive effect to November 1, 2007. This amount includes only the portion of Mr. Jackson’s severance payment equal to 1.5 times his annual base salary, as no annual bonus was payable in respect of the calendar year immediately preceding the assumed year of termination. To the extent that an annual bonus is payable to Mr. Jackson in respect of 2008 or later, his severance payment also would include an amount equal to 1.5 times the annual bonus payable with respect to the year immediately preceding the year in which any such termination of employment occurs.
(2)	Total does not include the value of unused vacation days or a prorated annual bonus under the VIP.

Class C Unit Awards. In the event of (i) the termination of employment of one of our named executive officers without “Cause” (as defined in the LP Agreement) on or following August 1, 2007, (ii) a “Change in Control” (as defined in the LP Agreement) occurs within six months following the date of such termination, and (iii) a specified internal rate of return is achieved at the time of such Change in Control, then the Class C Units held by such terminated executive officer will accelerate and vest in full as of the date of such Change in Control. None of our named executive officers receives any other incremental benefits due to a Change in Control, and in the event of a named executive officer’s termination of employment in connection with a Change in Control, the executive will be eligible to receive only the severance benefits described above.

Director Compensation

The following table provides a summary of compensation paid to our non-employee directors for 2007. The table shows the amounts earned by such persons for services rendered to us in all capacities in which they served.

Name	Fees Earned or Paid in Cash (1)	Option Awards		Total
Michael E. Ducey	$46,000	$79,038	(2)	$125,038
Joshua J. Harris	$56,000			$56,000
Scott M. Kleinman	$60,000			$60,000
David W. Oskin	$58,000			$58,000
L.H. Puckett, Jr.	$46,000			$46,000
Jordan C. Zaken	$60,000			$60,000

(1)	Represents fees paid in cash during 2007.
(2)	Represents 2007 FAS 123R expense relating to the grant to Mr. Ducey of an award of 2,000 Class D Units in 2007. The Class D Units are intended to be substantially economically equivalent to stock options that are fully vested as of the date of grant.

Compensation Committee Report

The Compensation Committee is currently composed of Scott M. Kleinman and Jordan C. Zaken. The members of the Compensation Committee have reviewed and discussed with management the Compensation Discussion and Analysis set forth above. Based on the foregoing review and discussion and such other matters the Compensation Committee deemed relevant and appropriate, the Compensation Committee recommended to our Board of Directors that the Compensation Discussion and Analysis be included in this prospectus.

PRINCIPAL STOCKHOLDERS

We are a wholly-owned, direct subsidiary of Verso Paper Management LP. Verso Paper Investments LP is the general partner of Verso Paper Management LP and controls all of the voting interests in Verso Paper Management LP. In connection with the Transactions, affiliates of Apollo and International Paper made an investment in Verso Paper Investments LP, and certain members of our senior management made an investment in Verso Paper Management LP. Verso Paper Investments Management LLC, an affiliate of Apollo, is the general partner of Verso Paper Investments LP and controls all of the voting interests in Verso Paper Investment LP. International Paper’s limited partner interest in Verso Paper Investments LP does not have any voting power, and International Paper does not hold any voting securities of Verso Paper Investments LP. Through its control of Verso Paper Investments Management LP, Apollo controls, and after this offering will continue to control us.

The following table sets forth sets forth information regarding the beneficial ownership of our shares of common stock before and after the consummation of this offering that are held by:

•	each person who is known to us to be the beneficial owner of more than 5% of our outstanding shares of common stock;

•	each of our directors and named executive officers; and

•	all of our directors and executive officers as a group.

Except as otherwise indicated, the persons or entities listed below have sole voting and investment power with respect to the shares beneficially owned by them. None of our principal stockholders, executive officers or directors are selling shares in this offering.

For purposes of this table, “beneficial ownership” is determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, pursuant to which a person or group of persons is deemed to have beneficial ownership of any shares of common stock that such person or group has the right to acquire within 60 days after the date of this prospectus. For purposes of computing the percentage of outstanding shares of our common stock held by each person or group of persons named above, any shares that such person or group has the right to acquire within 60 days after the date of this prospectus are deemed to be outstanding but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person.

Name and Address of Owner	Beneficial ownership prior to this offering		Beneficial ownership after this offering
	Number	Percent	Number	Percent
Apollo(1)		100%
Michael A. Jackson(2)(3)	—	—
Robert P. Mundy(2)(4)	—	—
Lyle J. Fellows(2)(5)	—	—
Michael A. Weinhold(2)(6)	—	—
Peter H. Kesser(2)(7)	—	—
Michael E. Ducey(2)(8)	—	—
David W. Oskin(2)(9)	—	—
L.H. Puckett, Jr.(2)(10)	—	—
Joshua J. Harris(11)(12)		100%
Scott M. Kleinman(11)(13)		100%
Jordan C. Zaken(11)(14)		100%
David B. Sambur(15)	—	—
All directors and officers as a group		100%

(1)

All of our outstanding shares of common stock are currently owned by Verso Paper Management LP. Verso Paper Investments LP is the general partner of Verso Paper Management LP, and Verso Paper Investments Management LLC is the general partner of Verso Paper Investments LP. CMP Apollo LLC is the sole and managing member of Verso Paper Investments Management LLC, Apollo Management VI, L.P. (“Management VI”) is the sole and managing member of CMP Apollo LLC, AIF VI Management, LLC (“AIF VI LLC”) is the general partner of Management VI, Apollo Management, L.P. (“Apollo Management”) is the sole member and manager of AIF VI LLC, and Apollo Management GP, LLC (“Apollo Management GP”) is the general partner of Apollo Management. Leon Black, Joshua Harris and Marc Rowan are the principal executive officers and directors of Apollo Management GP. Each of Verso Paper Investments LP, Verso Paper Investments Management LLC, CMP Apollo LLC, Management VI, AIF VI LLC, Apollo Management, Apollo Management GP and Messrs. Black, Harris and Rowan disclaims beneficial ownership of the shares owned by Verso Paper Management LP, except to the extent of any pecuniary interest therein. The address of Messrs. Black, Harris and Rowan, and of each of Verso Paper Management LP, Verso Paper Investments LP, Verso Paper Investments Management LLC, CMP Apollo LLC, Management VI, AIF VI LLC, Apollo Management and Apollo Management GP, is c/o Apollo Management VI, L.P., 9 West 57th Street, New York, NY 10019.

(2)	The address of Messrs. Jackson, Mundy, Fellows, Weinhold, Kesser, Ducey, Oskin and Puckett is Verso Paper Corp., 6775 Lenox Court, Suite 400, Memphis, Tennessee 38115-4436. Each of Messrs. Jackson, Mundy, Fellows, Weinhold and Kesser hold non-voting limited partner interests in Verso Paper Management LP.

(3)	Includes shares of common stock held by Verso Paper Management LP to be received upon the exchange of Class A, B and C Units that are vested on the date of this prospectus or will be vested within 60 days thereafter.

(4)	Includes shares of common stock held by Verso Paper Management LP to be received upon the exchange of Class A, B and C Units that are vested on the date of this prospectus or will be vested within 60 days thereafter.

(5)	Includes shares of common stock held by Verso Paper Management LP to be received upon the exchange of Class A, B and C Units that are vested on the date of this prospectus or will be vested within 60 days thereafter.

(6)	Includes shares of common stock held by Verso Paper Management LP to be received upon the exchange of Class A, B and C Units that are vested on the date of this prospectus or will be vested within 60 days thereafter.

(7)	Includes shares of common stock held by Verso Paper Management LP to be received upon the exchange of Class A, B and C Units that are vested on the date of this prospectus or will be vested within 60 days thereafter.

(8)	Includes shares of common stock held by Verso Paper Management LP to be received upon the exchange of Class D Units that are vested on the date of this prospectus or will be vested within 60 days thereafter.

(9)	Includes shares of common stock held by Verso Paper Management LP to be received upon the exchange of Class D Units that are vested on the date of this prospectus or will be vested within 60 days thereafter.

(10)	Includes shares of common stock held by Verso Paper Management LP to be received upon the exchange of Class A, B and C Units that are vested on the date of this prospectus or will be vested within 60 days thereafter.

(11)	Includes shares of common stock beneficially owned by Apollo before the offering, as to which each of Messrs. Harris, Kleinman and Zaken, each of whom are directors of Apollo, expressly disclaim beneficial ownership, except to the extent of any pecuniary interest. The shares of common stock beneficially owned by Apollo are held directly by Verso Paper Management LP. The address of Messrs. Harris, Kleinman and Zaken is c/o Apollo, 9 West 57th Street, New York, New York 10019.

(12)	Includes shares of common stock held by Verso Paper Management LP to be received upon the exchange of Class D Units that are vested on the date of this prospectus or will be vested within 60 days thereafter.

(13)	Includes shares of common stock held by Verso Paper Management LP to be received upon the exchange of Class D Units that are vested on the date of this prospectus or will be vested within 60 days thereafter.

(14)	Includes shares of common stock held by Verso Paper Management LP to be received upon the exchange of Class D Units that are vested on the date of this prospectus or will be vested within 60 days thereafter.

(15)	Includes shares of common stock held by Verso Paper Management LP to be received upon the exchange of Class D Units that are vested on the date of this prospectus or will be vested within 60 days thereafter. The address of Mr. Sambur is c/o Apollo, 9 West 57th Street, New York, New York 10019.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The following discussion reflects our relationships and related party transactions as of and since the effective date of the Transactions and does not reflect relationships prior to that time.

Management Agreement

Upon completion of the Acquisition, affiliates of Apollo entered into a management agreement with our indirect parent, Verso Paper Investments LP, and our subsidiary, Verso Paper Holdings LLC, relating to the provision of certain financial and strategic advisory services and consulting services. Under the agreement, upon our written request, Apollo has agreed to advise us with respect to matters that relate to proposed financial transactions, acquisitions and other significant business matters. We pay Apollo an annual fee for its consulting and advising services in an amount equal to the greater of $2.5 million and 1.25% of our Adjusted EBITDA, as defined in the indentures governing our outstanding notes. In addition, Apollo has an exclusive right to act, subject to certain exceptions, in return for additional fees, as our financial advisor or investment banker for any merger, acquisition, disposition, finance or the like if we decide we need to engage someone to fill such role. We agreed to indemnify Apollo and its affiliates and their directors, officers and representatives for losses relating to the services contemplated by the management agreement and the engagement of affiliates of Apollo pursuant to, and the performance by them of the services contemplated by, the management agreement. Since August 1, 2006, we have paid fees to Apollo totaling $5.3 million, which includes the fee we paid Apollo for its advisory services in connection with the acquisition of our business from International Paper. Upon consummation of this offering, the fee arrangement with Apollo will be terminated pursuant to the terms of the management agreement. Pursuant to the terms of the management agreement, Apollo will receive a final fee in the amount of $         upon the consummation of this offering.

Transition Arrangements

Upon completion of the Acquisition, we entered into a transition services agreement with International Paper whereby International Paper provided us with certain services specified in the agreement that are necessary for us to run as a stand-alone business. Among the transitional services provided by International Paper or its designated third-party providers were technical services, application support and maintenance, financial services, telecommunications services, payroll, health and welfare benefits administration, real estate support and research and development support services. The transitional services provided for terms generally ranging from six to twelve months following the consummation of the Acquisition. The transition services agreement has expired, and we no longer receive any transitional services from International Paper.

Supply Agreement

Upon completion of the Acquisition, we entered into an agreement with International Paper’s beverage packaging business pursuant to which we arranged for the sale of coated groundwood paper produced from one of its paper machines at its Pine Bluff, Arkansas, mill for a selling commission of 3%. This agreement required that we sell 100% of the output of coated paper from this mill until the end of 2006 at then prevailing market prices. This agreement has expired.

Management Limited Partnership Agreement

In connection with the Transactions, our direct parent, Verso Paper Management LP, Apollo and certain members of management who invested in us entered into the LP Agreement. Each of our executive officers is a party to the LP Agreement. The LP Agreement provides for customary restrictions on transfer, put and call rights, tag-along rights, drag-along rights and registration rights which apply to their limited partner interests in Verso Paper Management LP. The LP Agreement also contains customary non-solicitation and non-competition covenants applicable to management for one year following the termination of employment. Verso Paper Investments LP, our indirect parent, also entered into an agreement with International Paper granting similar rights described above.

In connection with this offering, the LP Agreement will be amended such that each management or non-management unit holder, as applicable, will have the right to sell his/her Class A Units and Class D Units, as well as his/her Class B Units and Class C Units after they have vested, to Verso Paper Management LP in accordance with the following procedures. After the date when the units were purchased (in the case of Class A Units and Class D Units) or the date on which the units vest (in the case of Class B Units and Class C Units), the unit holder may opt to sell, and Verso Paper Management LP must repurchase, all or a portion of such unit holder’s Class A Units, Class D Units and vested Class B Units and Class C Units. Verso Paper Management LP would be required to repurchase such units by delivering shares of our common stock held by Verso Paper Management LP to the unit holder in exchange for the units being sold. The number of shares of our common stock to be delivered by Verso Paper Management LP for the Class A Units, Class D Units and vested Class B Units and Class C Units will be an amount equal to the fair market value of the units being sold as of the date the put right is exercised by the unit holder. The “put” right will be subject to certain limitations on its exercise, as described in the amended LP Agreement. The unit holder will also be entitled to participate in certain sales by Apollo.

DESCRIPTION OF CAPITAL STOCK

The following is a description of the material terms of our amended and restated certificate of incorporation and bylaws as each will be in effect as of the consummation of the Merger. We refer you to our amended and restated certificate of incorporation and bylaws, copies of which have been filed as exhibits to the registration statement relating to this offering.

Upon completion of this offering, there will be              shares of common stock outstanding and no shares of preferred stock outstanding.

Common Stock

Pursuant to our amended and restated certificate of incorporation, we will be authorized to issue up to                  shares of common stock, $0.01 par value per share. Holders of common stock will be entitled to one vote for each share held on all matters submitted to a vote of stockholders and will not have cumulative voting rights. Accordingly, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of common stock are entitled to receive ratably such dividends, if any, as may be declared by our board of directors out of funds legally available therefor, subject to any preferential dividend rights of outstanding preferred stock. Upon our liquidation, dissolution or winding up, the holders of common stock are entitled to receive ratably our net assets available after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Holders of our common stock have no preemptive, subscription, redemption or conversion rights. The outstanding shares of common stock are, and the shares offered by us hereby will be, when issued and paid for, fully paid and nonassessable. If we issue any preferred stock, the rights, preferences and privileges of holders of common stock will be subject to, and may be adversely affected by, the rights of the holders of our preferred stock. See “—Preferred Stock.”

Preferred Stock

Pursuant to the terms of our amended and restated certificate of incorporation, we will be authorized to issue up to                  shares of preferred stock, $0.01 par value per share. Our board of directors is authorized, subject to any limitations prescribed by law, without further stockholder approval, to issue such shares of preferred stock in one or more series. Each such series of preferred stock shall have such rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, as shall be determined by our board of directors.

The purpose of authorizing our board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, a majority of our outstanding voting stock. The existence of the authorized but undesignated preferred stock may have a depressive effect on the market price of our common stock.

Certain Corporate Anti-Takeover Provisions

Our amended and restated certificate of incorporation and bylaws will contain a number of provisions relating to corporate governance and to the rights of stockholders. Certain of these provisions may be deemed to have a potential “anti-takeover” effect in that such provisions may delay, defer or prevent a change of control of the Company. These provisions include:

Preferred Stock

Our board of directors has authority to issue series of preferred stock with such voting rights and other powers as the board of directors may determine, as described above.

Classified Board

Our board of directors will be classified into three classes. Each director will serve a three year term and will stand for re-election once every three years.

Removal of Directors, Vacancies

Our stockholders will be able to remove directors only for cause and only by the affirmative vote of the holders of a majority of the outstanding shares of our capital stock entitled to vote in the election of directors. Vacancies on our board of directors may be filled only by a majority of our board of directors.

No Cumulative Voting

Our amended and restated certificate of incorporation will provide that stockholders do not have the right to cumulative votes in the election of directors. Cumulative voting rights would have been available to the holders of our common stock if our amended and restated certificate of incorporation had not negated cumulative voting.

No Stockholder Action by Written Consent; Calling of Special Meetings of Stockholders

Our amended and restated certificate of incorporation will not permit stockholder action without a meeting by consent except for the unanimous consent of all holders of our common stock. They also will provide that special meetings of our stockholders may be called only by our board of directors or the chairman of our board of directors.

Advance Notice Requirements for Stockholder Proposals and Director Nominations

Our bylaws will provide that stockholders seeking to nominate candidates for election as directors or to bring business before an annual meeting of stockholders must provide timely notice of their proposal in writing to the corporate secretary.

Stockholders at an annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of our board of directors or by a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has delivered timely written notice in proper form to our secretary of the stockholder’s intention to bring such business before the meeting.

Delaware Takeover Statute

Our amended and restated articles of incorporation provides that we are not governed by Section 203 of the General Corporation Law of Delaware which, in the absence of such provisions, would have imposed additional requirements regarding mergers and other business combinations.

Transfer Agent and Registrar

The transfer agent and registrar for the common stock is             .

Exchange Listing

We will apply for listing of our common stock on the New York Stock Exchange under the symbol “VRS.”

SHARES ELIGIBLE FOR FUTURE SALE

We cannot predict what effect, if any, market sales of shares of common stock or the availability of shares of common stock for sale will have on the market price of our common stock. Nevertheless, sales of substantial amounts of common stock in the public market, or the perception that such sales could occur, could materially and adversely affect the market price of our common stock and could impair our future ability to raise capital through the sale of our equity or equity-related securities at a time and price that we deem appropriate.

Upon the closing of this offering, we will have outstanding an aggregate of approximately              shares of common stock. Of the outstanding shares, the shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except that any shares held by our “affiliates,” as that term is defined under Rule 144 of the Securities Act, may be sold only in compliance with the limitations described below. The remaining outstanding shares of common stock will be deemed “restricted securities” as that term is defined under Rule 144. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 under the Securities Act, which are summarized below.

Rule 144

The availability of Rule 144 will vary depending on whether restricted shares are held by an affiliate or a non-affiliate. Under Rule 144 as in effect on the date of this prospectus, once we have been a reporting company subject to the reporting requirements of Section 13 or Section 15(d) of the Exchange Act for 90 days, an affiliate who has beneficially owned restricted shares of our common stock for at least six months would be entitled to sell within any three-month period a number of shares that does not exceed the greater of either of the following:

•	1% of the number of shares of common stock then outstanding, which will equal shares immediately after this offering (or if the underwriters’ over-allotment option is exercised in full); and

•	the average weekly trading volume of our common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

However, the six month holding period increases to one year in the event we have not been a reporting company for at least 90 days. In addition, any sales by affiliates under Rule 144 are also limited by manner of sale provisions and notice requirements and the availability of current public information about us.

The volume limitation, manner of sale and notice provisions described above will not apply to sales by non-affiliates. For purposes of Rule 144, a non-affiliate is any person or entity who is not our affiliate at the time of sale and has not been our affiliate during the preceding three months. Once we have been a reporting company for 90 days, a non-affiliate who has beneficially owned restricted shares of our common stock for six months may rely on Rule 144 provided that certain public information regarding us is available. The six month holding period increases to one year in the event we have not been a reporting company for at least 90 days. However, a non-affiliate who has beneficially owned the restricted shares proposed to be sold for at least one year will not be subject to any restrictions under Rule 144 regardless of how long we have been a reporting company.

Rule 701

Under Rule 701, common stock acquired upon the exercise of certain currently outstanding options or pursuant to other rights granted under our stock plans may be resold, to the extent not subject to lock-up agreements, (1) by persons other than affiliates, beginning 90 days after the effective date of this offering, subject only to the manner-of-sale provisions of Rule 144, and (2) by affiliates, subject to the manner-of-sale, current public information and filing requirements of Rule 144, in each case, without compliance with the one-year holding period requirement of Rule 144.

Form S-8 Registration Statements

We intend to file one or more registration statements on Form S-8 under the Securities Act following this offering to register our shares of common stock that are issuable pursuant to our 2008 Incentive Award Plan. These registration statements are expected to become effective upon filing. Shares covered by these registration statements will then be eligible for sale in the public markets, subject to any applicable lock-up agreements and to Rule 144 limitations applicable to affiliates.

Lock-Up Agreements

We, our officers, directors and certain of our existing security holders have agreed with the underwriters not to sell, dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock, during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of the representatives of the underwriters.

The 180-day restricted period described in the preceding paragraph will be automatically extended if: (1) during the last 17 days of the 180-day restricted period we issue an earnings release or announce material news or a material event; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, in which case, the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release of the announcement of the material news or material event. See “Underwriting.”

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

FOR NON-U.S. HOLDERS OF OUR COMMON STOCK

The following is a general discussion of certain material United States federal income tax consequences relating to the purchase, ownership and disposition of our common stock by a non-United States holder, but is not a complete analysis of all the potential tax consequences relating thereto. This discussion does not constitute tax advice. For the purposes of this discussion, a non-United States holder is any beneficial owner of our common stock that for United States federal income tax purposes is not a “United States person,” and that holds our common stock as a capital asset for U.S. federal income tax purposes (generally, property held for investment). For purposes of this discussion, the term United States person means:

•	an individual citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation) created or organized in the United States or under the laws of the United States or any state thereof or the District of Columbia;

•	an estate whose income is subject to United States federal income tax regardless of its source; or

•

a trust (x) if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or (y) which has made a valid election to be treated as a United States person under applicable United States Treasury regulations.

If a partnership (or an entity treated as a partnership for U.S. federal income tax purposes) holds our common stock, the tax treatment of a partner will generally depend on the status of the partner and upon the activities of the partnership. Accordingly, partnerships which hold our common stock and partners in such partnerships should consult their own tax advisors.

This discussion does not address all aspects of United States federal income taxation that may be relevant in light of a non-United States holder’s special tax status or special circumstances. Former citizens or residents of the United States, insurance companies, tax-exempt organizations, partnerships or other pass-through entities for U.S. federal income tax purposes, dealers in securities, banks or other financial institutions, “controlled foreign corporations,” “passive foreign investment companies,” corporations that accumulate earnings to avoid United States federal income tax and investors that hold our common stock as part of a hedge, straddle or conversion transaction are among those categories of potential investors that are subject to special rules not covered in this discussion.

This discussion does not assume any aspects of United States federal estate or gift taxation. In addition, this discussion does not address any tax consequences arising under the laws of any state, local or non-United States taxing jurisdiction. Furthermore, the following discussion is based on current provisions of the Internal Revenue Code of 1986, as amended, and Treasury Regulations and administrative and judicial interpretations thereof, all as in effect on the date hereof, and all of which are subject to change, possibly with retroactive effect. No ruling has been or will be sought from the Internal Revenue Service, or the IRS, with respect to the matters discussed below, and there can be no assurance that the IRS will not take a contrary position regarding the tax consequences of the acquisition, ownership or disposition of our common stock, or that any such contrary position would not be sustained by a court. Accordingly, each non-United States holder should consult its own tax advisors regarding the United States federal, state, local and non-United States income and other tax consequences of acquiring, holding and disposing of our common stock.

Dividends

Distributions on our common stock generally will constitute dividends for United States federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under United States federal income tax principles. Amounts not treated as dividends for United States federal income tax purposes will constitute a return of capital and will first be applied against and reduce a holder’s adjusted tax basis in the common stock, but not below zero, and then the excess, if any, will be treated as gain from the sale of the common stock.

Amounts treated as dividends paid to a non-United States holder generally will be subject to withholding of United States federal income tax either at a rate of 30% of the gross amount of the dividends or such lower rate as may be specified by an applicable income tax treaty. In order to receive a reduced treaty rate, a non-United States holder must provide a valid IRS Form W-8BEN or other successor form certifying qualification for the reduced rate.

Dividends received by a non-United States holder that are effectively connected with a United States trade or business conducted by the non-United States holder (and, if a treaty applies, attributable to the non-United States holder’s U.S. permanent establishment) are exempt from such withholding tax. In order to obtain this exemption, a non-United States holder must provide a valid IRS Form W-8ECI or other successor form properly certifying such exemption. However, such effectively connected dividends, although not subject to withholding tax, are generally taxed at the same graduated rates applicable to United States persons, net of allowable deductions and credits. In addition to the graduated tax, dividends received by a corporate non-United States holder that are effectively connected with a United States trade or business of such holder may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable tax treaty.

A non-United States holder may obtain a refund of any excess amounts withheld if an appropriate claim for refund is filed timely with the IRS. If a non-United States holder holds our common stock through a foreign partnership or a foreign intermediary, the foreign partnership or foreign intermediary will also be required to comply with additional certification requirements.

Gain on disposition of common stock

A non-United States holder generally will not be subject to United States federal income tax on any gain realized upon the sale or other disposition of our common stock unless:

•

the gain is effectively connected with a United States trade or business of the non-United States holder and, if a tax treaty applies, is attributable to a United States permanent establishment maintained by such non-United States holder;

•

the non-United States holder is an individual who is present in the United States for a period or periods aggregating 183 days or more during the taxable year in which the sale or other disposition occurs and other conditions are met; or

•

our common stock constitutes a United States real property interest within the meaning of Code section 897(c)(2) by reason of our status as a “United States real property holding corporation,” or “USRPHC,” for United States federal income tax purposes at any time within the shorter of the five-year period preceding the disposition or the holder’s holding period for our common stock, the “applicable period.”

Generally, a corporation is a “United States real property holding corporation” if the fair market value of its “United States real property interests” equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. We believe that we are not currently and do not anticipate becoming a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our United States real property interests relative to the fair market value of our other business assets, there can be no assurance that we will not become a USRPHC in the future. Even if we become a USRPHC, as long as our common stock is regularly traded on an established securities market, within the meaning of the applicable Treasury Regulations, such common stock will be treated as a United States real property interest with respect to a particular non-United States holder only if such non-United States holder actually or constructively held more than 5 percent of such regularly traded common stock during the applicable period.

Unless an applicable tax treaty provides otherwise, gain described in the first bullet point above generally will be subject to the United States federal income tax imposed on net income on the same basis that applies to United States persons generally and, for corporate holders under certain circumstances, the branch profits tax, but will generally not be subject to withholding tax. Gain described in the second bullet point above (which may be offset by United States source capital losses) will be subject to a flat 30% United States federal income tax. Gain described in the third bullet point above generally will be taxed in the same manner as gain described in the first bullet point above, except that the branch profits tax will not apply. Non-United States holders should consult any applicable income tax treaties that may provide for different rules.

Backup withholding and information reporting

Generally, we must report annually to the IRS the amount of dividends paid, the name and address of the recipient, and the amount, if any, of tax withheld, together with other information. A similar report is sent to the holder. These information reporting requirements apply even if withholding was not required because the dividends were effectively connected dividends or withholding was reduced or eliminated by an applicable tax treaty. Pursuant to tax treaties or other agreements, the IRS may make its reports available to tax authorities in the recipient’s country of residence.

Backup withholding (currently at a rate of 28%) will generally not apply to payments of dividends made by us or our paying agents, in their capacities as such, to a non-United States holder if the holder has provided the certification described above that it is not a United States person or has otherwise established an exemption, provided we or the paying agent have no actual knowledge or reason to know that the beneficial owner is a United States person.

Payments of the proceeds from a disposition (including a redemption) effected outside the United States by a non-United States holder made by or through a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, information reporting (but generally not backup withholding) will apply to such a payment if the broker is a United States person, a controlled foreign corporation for United States federal income tax purposes, a foreign person 50% or more of whose gross income is effectively connected with a United States trade or business for a specified three year period, or a foreign partnership if (1) at any time during its tax year, one or more of its partners are United States persons who, in the aggregate, hold more than 50 percent of the income or capital interest in such partnership or (2) at any time during its tax year, it is engaged in the conduct of a trade or business in the United States, unless the broker has documentary evidence in its records that the beneficial owner of the disposed stock is a non-United States holder or an exemption is otherwise established, provided that the broker has no knowledge or reason to know that the beneficial owner is a United States person.

Payment of the proceeds from a disposition by a non-United States holder of common stock made by or through the United States office of a broker may be subject to information reporting and backup withholding will apply unless the non-United States holder certifies as to its non-United States holder status under penalties of perjury or otherwise establishes an exemption from information reporting and backup withholding, provided that the broker has no knowledge or reason to know that the beneficial owner is a United States person.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-United States holder’s United States federal income tax liability provided the required information is furnished timely to the IRS.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated                     , 2008, we have agreed to sell to the underwriters named below, for whom                      are acting as representatives, and each of the underwriters have severally agreed to purchase the following respective numbers of shares of common stock:

Name	Number of Shares

Total

The underwriting agreement provides for a firm commitment underwriting, and if the underwriters purchase any of the shares presented in the table above, they must purchase all of the shares. The underwriting agreement also provides that the underwriters’ obligation to purchase shares of common stock depends on the satisfaction of the conditions contained in the underwriting agreement including:

•

the obligation to purchase all of the shares of common stock offered hereby (other than those shares of common stock covered by their option to purchase additional shares as described below), if any of the shares are purchased;

•	the representations and warranties made by us to the underwriters are true;

•	there is no material change in our business or the financial markets; and

•	we deliver customary closing documents to the underwriters.

Commissions and Expenses

The following table summarizes the underwriting discounts and commissions we will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional              shares. The underwriting fee is the difference between the initial price to the public and the amount the underwriters pay to us for the shares.

	Per Share		Total
	Without Over- allotment	With Over- allotment	Without Over- allotment	With Over- allotment
Underwriting discounts and commissions paid by us

The representatives of the underwriters has advised us that the underwriters propose to offer the shares of common stock directly to the public at the public offering price on the cover of this prospectus and to selected dealers, which may include the underwriters, at such offering price less a selling concession not in excess of $              per share. The underwriters may allow, and the selected dealers may re-allow, a discount from the concession not in excess of $              per share to brokers and dealers. After the offering, the representatives may change the offering price and other selling terms.

The expenses of the offering that are payable by us are estimated to be approximately $              (excluding underwriting discounts and commissions).

Option to Purchase Additional Shares

We have granted the underwriters an option exercisable for 30 days after the date of this prospectus, to purchase, from time to time, in whole or in part, up to an aggregate of              shares at the public offering price less underwriting discounts and commissions. This option may be exercised if the underwriters sell more than shares in connection with this offering. To the extent the underwriters exercise this option, each underwriter will be committed, so long as the conditions of the underwriting agreement are satisfied, to purchase a number of additional shares of common stock proportionate to that underwriter’s initial commitment as indicated in the preceding table, and we will be obligated to sell the additional shares of common stock to the underwriters.

Lock-Up Agreements

We, all of our directors and executive officers and certain of our other existing stockholders have agreed that, subject to certain exceptions without the prior written consent of the representatives, we and they will not directly or indirectly, (1) offer for sale, sell, pledge, or otherwise dispose of (or enter into any transaction or device that is designed to, or could be expected to, result in the disposition by any person at any time in the future of) any shares of common stock (including, without limitation, shares of common stock that may be deemed to be beneficially owned by us or them in accordance with the rules and regulations of the SEC and shares of common stock that may be issued upon exercise of any options or warrants) or securities convertible into or exercisable or exchangeable for common stock, (2) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock, (3) make any demand for or exercise any right or file or cause to be filed a registration statement, including any amendments thereto, with respect to the registration of any shares of common stock or securities convertible, exercisable or exchangeable into common stock or any of our other securities, or (4) publicly disclose the intention to do any of the foregoing for a period of 180 days after the date of this prospectus.

The 180-day restricted period described in the preceding paragraph will be extended if:

•	during the last 17 days of the 180-day restricted period we issue an earnings release or material news or a material event relating to us occurs; or

•

prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or occurrence of a material event, unless such extension is waived in writing by the representatives.

The representatives, in their sole discretion, may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time with or without notice. When determining whether or not to release common stock and other securities from lock-up agreements, the representatives will consider, among other factors, the holder’s reasons for requesting the release, the number of shares of common stock and other securities for which the release is being requested and market conditions at the time.

Offering Price Determination

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be negotiated between the representatives and us. In determining the initial public offering price of our common stock, the representatives will consider:

•	the history and prospects for the industry in which we compete;

•	our financial information;

•	the ability of our management and our business potential and earning prospects;

•	the prevailing securities markets at the time of this offering; and

•	the recent market prices of, and the demand for, publicly traded shares of generally comparable companies.

Indemnification

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, liabilities arising from breaches of the representations and warranties contained in the underwriting agreement and to contribute to payments that the underwriters may be required to make for these liabilities.

Stabilization, Short Positions and Penalty Bids

The underwriters may engage in stabilizing transactions, short sales and purchases to cover positions created by short sales, and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of our common stock, in accordance with Regulation M under the Exchange Act.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•

A short position involves a sale by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase in the offering, which creates the syndicate short position. This short position may be either a covered short position or a naked short position. In a covered short position, the number of shares involved in the sales made by the underwriters in excess of the number of shares they are obligated to purchase is not greater than the number of shares that they may purchase by exercising their option to purchase additional shares. In a naked short position, the number of shares involved is greater than the number of shares in their option to purchase additional shares. The underwriters may close out any short position by either exercising their option to purchase additional shares, in whole or in part, and/or purchasing shares in the open market. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through their option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions.

•

Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor any of the underwriters make representation that the underwriters will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Electronic Distribution

A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by one or more of the underwriters and/or selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations.

Other than the prospectus in electronic format, the information on any underwriter’s or selling group member’s website and any information contained in any other website maintained by an underwriter or selling group member is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.

New York Stock Exchange

We intend to apply to list our shares of common stock for quotation on the New York Stock Exchange under the symbol “VRS.”

Discretionary Sales

The underwriters have informed us that they do not intend to confirm sales to discretionary accounts that exceed 5% of the total number of shares offered by them.

Stamp Taxes

Purchasers of the shares of our common stock offered in this prospectus may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus. Accordingly, we urge you to consult a tax advisor with respect to whether you may be required to pay those taxes or charges, as well as any other tax consequences that may arise under the laws of the country of purchase.

Relationships

The underwriters may in the future perform investment banking and advisory services for us from time to time for which they may in the future receive customary fees and expenses.

European Economic Area

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date), an offer of securities described in this prospectus may not be made to the public in that relevant member state prior to the publication of a prospectus in relation to the securities that has been approved by the competent authority in that relevant member state or, where appropriate, approved in another relevant member state and notified to the competent authority in that relevant member state, all in accordance with the Prospectus Directive, except that, with effect from and including the relevant implementation date, an offer of securities may be offered to the public in that relevant member state at any time:

•	to any legal entity that is authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities or

•

to any legal entity that has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts or

•	in any other circumstances that do not require the publication of a prospectus pursuant to Article 3 of the Prospectus Directive.

Each purchaser of securities described in this prospectus located within a relevant member state will be deemed to have represented, acknowledged and agreed that it is a “qualified investor” within the meaning of Article 2(1)(e) of the Prospectus Directive.

For purposes of this provision, the expression an “offer to the public” in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe the securities, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each relevant member state.

The sellers of the securities have not authorized and do not authorize the making of any offer of securities through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the securities as contemplated in this prospectus. Accordingly, no purchaser of the securities, other than the underwriters, is authorized to make any further offer of the securities on behalf of the sellers or the underwriters.

United Kingdom

This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive (“Qualified Investors”) that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant persons should not act or rely on this document or any of its contents.

LEGAL MATTERS

The validity of the shares of common stock sold in this offering will be will be passed upon for us by Latham & Watkins LLP, New York, New York. Certain legal matters relating to the validity of this offering will be passed upon for the underwriters by             , New York, New York.

EXPERTS

The combined financial statements of the Coated and Supercalendered Papers Division of International Paper Company (Predecessor) as of December 31, 2005, and for each of the two years in the period ended December 31, 2005 and for the seven months ended July 31, 2006, and the combined financial statements of Verso Paper One Corp. (which has been renamed Verso Paper Corp.), Verso Paper Two Corp., Verso Paper Three Corp., Verso Paper Four Corp., and Verso Paper Five Corp. (collectively the “Company”), legal entities under common control of Verso Paper Management LP, as of December 31, 2006, and for the five months ended December 31, 2006, included in this prospectus and the related financial statement schedule included elsewhere in the registration statement have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports appearing herein and elsewhere in this Registration Statement, which reports (1) express an unqualified opinion on the combined financial statements of the Coated and Supercalendered Papers Division of International Paper Company and which includes an explanatory paragraph referring to the preparation of the combined financial statements from the separate records maintained by the Coated and Supercalendered Papers Division of International Paper Company and International Paper Company and that the combined financial statements may not be indicative of the conditions that would have existed or the results of operations if the Coated and Supercalendered Papers Division of International Paper Company had operated as an unaffiliated entity, and (2) express an unqualified opinion on the combined financial statements and financial statement schedule of Verso Paper Corp. and which includes explanatory paragraphs relating to Verso Paper Corp.’s change to adopt Statement of Financial Accounting Standard No. 158 and to the acquisition of the Predecessor business, and has been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

This prospectus is part of a registration statement on Form S-1 that we have filed with the Securities and Exchange Commission under the Securities Act of 1933 covering the common stock we are offering. As permitted by the rules and regulations of the SEC, this prospectus omits certain information contained in the registration statement. For further information with respect to us and our common stock, you should refer to the registration statement and to its exhibits and schedules. We make reference in this prospectus to certain of our contracts, agreements and other documents that are filed as exhibits to the registration statement. For additional information regarding those contracts, agreements and other documents, please see the exhibits attached to this registration statement.

You can read and copy the registration statement and the exhibits and schedules filed with the registration statement or any reports, statements or other information we have filed or file, at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may also obtain copies of the documents from such offices upon payment of the prescribed fees. You may call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room. You may also request copies of the documents upon payment of a duplicating fee by writing to the SEC. In addition, the SEC maintains a web site that contains reports and other information regarding registrants (including us) that file electronically with the SEC, which you can access at http://www.sec.gov.

In addition, you may request copies of this filing and such other reports as we may determine or as the law requires at no cost, by telephone at (901) 369-4185, or by mail to Verso Paper Corp., 6775 Lenox Center Court, Suite 400, Memphis, Tennessee 38115-4436. Our web site address is http://www.versopaper.com. Information on our web site is not considered part of this prospectus.

I NDEX TO FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Verso Paper Corp.

Memphis, Tennessee

We have audited the accompanying combined balance sheet of Verso Paper One Corp. (which has been renamed Verso Paper Corp.), Verso Paper Two Corp., Verso Paper Three Corp., Verso Paper Four Corp. and Verso Paper Five Corp. (collectively, the “Company”), legal entities under common control of Verso Paper Management LP, as of December 31, 2006 (Successor Company balance sheet), and the related combined statements of operations, changes in stockholders’ equity, and cash flows for the five months ended December 31, 2006 (Successor Company operations). We have also audited the accompanying combined balance sheet of Coated and Supercalendered Papers Division of International Paper Company (the “Predecessor”) as of December 31, 2005 (Predecessor balance sheet), and the related combined statements of operations and cash flows for the seven months ended July 31, 2006, and the years ended December 31, 2005 and 2004 (Predecessor operations). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were engaged to perform, an audit of its internal control over financial reporting. Our audits include consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the Successor Company combined financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2006, and the results of its operations and its cash flows for the five months ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America. Further, in our opinion, the Predecessor combined financial statements referred to above present fairly, in all material respects, the financial position of the Predecessor as of December 31, 2005, and the results of its operations and its cash flows for the seven months ended July 31, 2006, and the years ended December 31, 2005 and 2004, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the Successor Company combined financial statements, the Company adopted Statement of Financial Accounting Standards (“SFAS”) No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans–an Amendment of FASB Statements No. 87, 88, 106, and 132(R), as of December 31, 2006.

As discussed in Note 3 to the Successor Company combined financial statements, on August 1, 2006, the Company acquired the Predecessor.

As discussed in Note 1 to the Predecessor combined financial statements, the accompanying Predecessor combined financial statements have been prepared from the separate records maintained by the Predecessor and International Paper Company and may not necessarily be indicative of the conditions that would have existed or the results of operations if the Predecessor had been operated as an unaffiliated company. Portions of certain expenses represent allocations made from corporate-office items applicable to International Paper Company as a whole.

/s/ Deloitte & Touche LLP

Memphis, Tennessee

December 19, 2007

VERSO PAPER CORP. (SUCCESSOR) AND

COATED AND SUPERCALENDERED PAPERS DIVISION OF INTERNATIONAL PAPER (PREDECESSOR)

COMBINED BALANCE SHEETS

(In thousands of U.S. dollars)	Successor Combined December 31, 2006	Predecessor Combined December 31, 2005
ASSETS
Current Assets
Cash	$112,479	$46
Accounts receivable—net	113,430	117,560
Accounts receivable from International Paper Company—net	8,217	—
Inventories	140,503	112,349
Prepaid expenses and other assets	5,880	2,511

Total current assets	380,509	232,466
Property, plant and equipment—net	1,212,256	1,287,042
Reforestation	10,007	—
Intangibles and other assets—net	89,544	14,565
Goodwill	18,695	—

TOTAL ASSETS	$1,711,011	$1,534,073

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities
Accounts payable	$117,108	$90,424
Accounts payable to International Paper Company	29,273	4,173
Accrued liabilities	80,362	54,206
Current maturities of long-term debt	2,850	1,100

Total current liabilities	229,593	149,903
Long-Term Debt	1,166,438	300,119
Other Liabilities	34,961	44,063

Total Liabilities	1,430,992	494,085
Commitments and contingencies (Note 16)	—	—
Stockholders’ Equity
Common stock—par value $0.01 (1,000 shares authorized and issued)	—	—
Paid-in-capital	290,397	—
Retained earnings (deficit)	(2,637)	—
Accumulated other comprehensive loss	(7,741)	—
Divisional control account	—	1,039,988

Total Stockholders’ Equity	280,019	1,039,988

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$1,711,011	$1,534,073

See notes to Successor’s combined financial statements and Predecessor’s combined financial statements.

VERSO PAPER CORP. (SUCCESSOR) AND

COATED AND SUPERCALENDERED PAPERS DIVISION OF INTERNATIONAL PAPER (PREDECESSOR)

COMBINED STATEMENTS OF OPERATIONS

	Successor Combined	Predecessor Combined
(In thousands of U.S. dollars, except per share data)	Five Months Ended December 31, 2006	Seven Months Ended July 31, 2006	Year Ended December 31, 2005	Year Ended December 31, 2004
Net Sales	$706,833	$904,417	$1,603,846	$1,463,357

COSTS AND EXPENSES:
Cost of products sold (exclusive of depreciation and amortization)	589,283	771,575	1,338,256	1,272,449
Depreciation and amortization	48,330	72,674	129,355	130,497
Selling, general, and administrative expenses	14,393	34,348	65,569	65,347
Restructuring and other charges	10,126	(322)	10,419	657

OPERATING INCOME (LOSS)	44,701	26,142	60,247	(5,593)

Interest income	(1,798)	(23)	(39)	(275)
Interest expense	49,136	8,414	14,823	15,955

INCOME (LOSS) BEFORE INCOME TAXES	(2,637)	17,751	45,463	(21,273)
INCOME TAX EXPENSE (BENEFIT)	—	6,994	17,913	(8,190)

NET INCOME (LOSS)	$(2,637)	$10,757	$27,550	$(13,083)

Earnings (loss) per share	$(2,637)
Common shares outstanding	1,000

Included in the financial statement line items above are related party transactions as follows (Notes 13 and 14, respectively):
Net Sales	$71,541	$83,797	$167,933	$198,907
Purchases included in cost of products sold	1,598	119,471	198,234	219,215
Selling, general, and administrative expenses	—	25,481	35,707	36,539
Restructuring and other charges	6,100	—	—	—

See notes to Successor’s combined financial statements and Predecessor’s combined financial statements.

VERSO PAPER CORP.

COMBINED STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY FOR THE PERIOD AUGUST 1, 2006 (DATE OF ACQUISITION) TO DECEMBER 31, 2006

(In thousands of U.S. dollars)	Common Stock	Paid-in-Capital	Retained Earnings / (Deficit)	Accumulated Other Comprehensive Income	Total Stockholders’ Equity
Date of acquisition—August 1, 2006:
Capital contributions	$—	$290,000	$—	$—	$290,000
Net loss	—	—	(2,637)	—	(2,637)
Equity award expense	—	397	—	—	397
Adjustment to initially apply FASB No. 158	—	—	—	(7,741)	(7,741)

Ending balance—December 31, 2006	$—	$290,397	$(2,637)	$(7,741)	$280,019

See notes to Successor’s combined financial statements.

VERSO PAPER CORP. (SUCCESSOR) AND

COATED AND SUPERCALENDERED PAPERS DIVISION OF INTERNATIONAL PAPER COMPANY

(PREDECESSOR)

COMBINED STATEMENTS OF CASH FLOWS

	Successor Combined	Predecessor Combined
(In thousands of U.S. dollars)	Five Months Ended December 31, 2006	Seven Months Ended July 31, 2006	Year Ended December 31, 2005	Year Ended December 31, 2004
Cash Flows From Operating Activities:
Net income (loss)	$(2,637)	$10,757	$27,550	$(13,083)
Adjustments to reconcile net income to net cash provided by (used in) operating activities
Depreciation and amortization	48,330	72,674	129,355	130,497
Amortization of debt issuance costs	2,289	—	—	—
Loss (gain) on disposal of fixed assets	71	1,262	6,043	5,703
Other—net	—	686	1,696	3,556
Changes in assets and liabilities:
Accounts receivable	(32,302)	23,253	(30,502)	(7,198)
Inventories	5,438	(55,256)	432	3,378
Prepaid expenses and other assets	(11,435)	(6,396)	604	(589)
Accounts payable	64,800	(8,690)	(4,162)	13,779
Accrued liabilities	53,649	983	(14,249)	(12,299)

Net cash provided by operating activities	128,203	39,273	116,767	123,744

Cash Flows From Investing Activities:
Proceeds from sale of fixed assets	—	32	117	243
Cash paid for acquisition	(1,374,221)	—	—	—
Capital expenditures	(27,790)	(27,655)	(53,096)	(111,740)

Net cash used in investing activities	(1,402,011)	(27,623)	(52,979)	(111,497)

Cash Flows From Financing Activities:
Repayments of debt	(25,713)	(18,754)	(963)	(173,187)
Net proceeds from debt issuance	1,195,000	—	—	172,500
Equity contributions (distributions)	261,397	7,105	(62,816)	(8,668)
Debt issue costs	(44,398)	—	—	—
Other	—	—	—	(2,887)

Net cash provided by (used in) financing activities	1,386,286	(11,649)	(63,779)	(12,242)

Change In Cash	112,478	1	9	5
Cash:
Beginning of period	1	46	37	32

End of period	$112,479	$47	$46	$37

Supplemental Schedule Of Non-Cash Financing Activities:
Non-cash equity investment	$29,000	$—	$—	$—

See notes to Successor’s combined financial statements and Predecessor’s combined financial statements.

VERSO PAPER CORP. (SUCCESSOR)

Notes to Combined Financial Statements

As of December 31, 2006 and for the Period August 1, 2006 (Date of Acquisition) to December 31, 2006

1. SUMMARY OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of our Business—Verso Paper Corp. (the “Company”), indirect parent company of Verso Paper Finance Holdings LLC and Verso Paper Holdings LLC and a direct subsidiary of Verso Paper Management LP, is a holding company whose subsidiaries operate in three operating segments: coated and supercalendared papers; hardwood market pulp; and other, consisting of specialty industrial paper. The Company’s core business platform is as a producer of coated freesheet, coated groundwood, and uncoated supercalendered papers. These products serve customers in the catalog, magazine, inserts, and commercial print markets. The Company includes mills and related woodyards in Bucksport and Jay, Maine; Quinnesec, Michigan; and Sartell, Minnesota. The Company also includes investments in two energy producing assets located at the Bucksport and Jay, Maine, facilities and a hardwood plantation located near Alexandria, Minnesota.

Basis of Presentation—The accompanying combined financial statements include the accounts of Verso Paper One Corp. (which has been renamed Verso Paper Corp.), Verso Paper Two Corp., Verso Paper Three Corp., Verso Paper Four Corp., and Verso Paper Five Corp. (collectively, the “Company”), legal entities under common control of Verso Paper Management LP. The entities were formed on August 1, 2006, to acquire the net assets of the Coated and Supercalendered Papers Division of International Paper Company and the assets and certain liabilities of Hybrid Poplar Fiber Farm (“Fiber Farm”) from International Paper, as of August 1, 2006. See Note 3. As a result of the Company’s 90% ownership interest, the Company pushed down its basis to the underlying assets and liabilities acquired based on the estimated fair values. The combined financial statements include the accounts of Verso Paper Finance Holdings LLC and its wholly-owned, controlled majority-owned and financially controlled subsidiaries. Verso Paper Finance Holdings Inc. is a wholly–owned subsidiary with no separate operations. All intercompany balances and transactions are eliminated.

Prior to the consummation of this offering, Verso Paper Two Corp., Verso Paper Three Corp., Verso Paper Four Corp., and Verso Paper Five Corp. will merge with and into Verso Paper Corp. (the “Merger”). Upon consummation of the Merger, Verso Fiber Farm LLC, which is currently a wholly-owned subsidiary of Verso Paper Five Corp., will become our wholly-owned subsidiary. In connection with Verso Fiber Farm LLC becoming our wholly-owned subsidiary, the Company intends to use a part of the net proceeds from this offering to repay the outstanding $10.0 million senior secured term loan of Verso Fiber Farm LLC and to transfer the remainder of this amount to its parent, Verso Paper Management LP.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from these estimates.

Revenue Recognition—Sales are net of rebates, allowances and discounts. Revenue is recognized when the customer takes title and assumes the risks and rewards of ownership. Revenue is recorded at the time of shipment for terms designated f.o.b. (free on board) shipping point. For sales transactions designated f.o.b. destination, which include export sales, revenue is recorded when the product is delivered to the customer’s site and when title and risk of loss are transferred.

Shipping and Handling Costs—Shipping and handling costs, such as freight to customer destinations, are included in cost of products sold in the accompanying combined statement of operations. These costs, when included in the sales price charged for the Company’s products, are recognized in net sales.

Planned Maintenance Costs—Maintenance costs for major planned maintenance shutdowns in excess of $0.5 million are deferred over the period in which the maintenance shutdowns occur and expensed ratably over the period until the next major planned shutdown, since the Company believes that operations benefit throughout that period from the maintenance work performed. Other maintenance costs are expensed as incurred.

Earnings Per Share—The Company computes earnings per share by dividing net income by the weighted average number of common shares outstanding for each period.

Cash and Cash Equivalents—Cash includes highly liquid investments with a maturity of three months or less at the date of purchase.

Fair Value of Financial Instruments—Due to the short maturities of the Company’s receivables and payables, the carrying values of these financial instruments approximate their fair values. The fair value of debt was approximately $1.2 billion at December 31, 2006.

Concentrations of Credit Risk—Financial instruments, which consist primarily of trade accounts receivable, expose the Company to concentrations of credit risk. The Company continually monitors the creditworthiness of its customers to whom credit is granted in the normal course of business. Trade accounts receivable balances for net sales to unaffiliated customers were approximately $115.2 million at December 31, 2006.

The Company establishes its allowance for doubtful accounts based upon factors surrounding the credit risks of specific customers, historical trends, and other information. The allowance for doubtful accounts was approximately $1.9 million at December 31, 2006. Bad debt expense was $0.1 million for the five month period ended December 31, 2006.

Inventories and Replacement Parts and Other Supplies—Inventory values include all costs directly associated with manufacturing products: materials, labor, and manufacturing overhead. These values are presented at the lower of cost or market. Costs of raw materials, work-in-progress, and finished goods are determined using the first-in, first-out method. Replacement parts and other supplies are stated using the average cost method and are reflected in Inventories and Other assets in the combined balance sheet (see Notes 4 and 6).

Property, Plant and Equipment—Plant, property, and equipment is stated at cost, net of accumulated depreciation. Interest is capitalized on projects meeting certain criteria and is included in the cost of the assets. The capitalized interest is depreciated over the same useful lives as the related assets. Expenditures for major repairs and improvements are capitalized, whereas normal repairs and maintenance are expensed as incurred. Interest cost of $0.2 million was capitalized in the five month period ended December 31, 2006.

Depreciation and amortization are computed using the straight line method for all assets over the assets’ estimated useful lives. Estimated useful lives are as follows:

Years
Building	20–40
Machinery and equipment	10–20
Furniture and office equipment	3–10
Computer hardware	3–6
Leasehold improvements	Over the terms of the leases or the useful life of the improvements.

Reforestation—At December 31, 2006, the Company owned or leased approximately 21,000 acres of hybrid poplar plantations. Timberlands are stated at cost, including capitalized costs attributable to reforestation efforts (i.e., costs for site preparation, planting stock, labor, herbicide, fertilizer, and any other costs required to establish timber on land that was previously not forested). From August 1, 2006, (date of acquisition) through December 31, 2006, the Company has been primarily engaged in developing its Hybrid Poplar Fiber Farm and is still in a development stage. Costs attributable to timberlands are charged against income as trees are cut. The rate charged will be determined annually based on the relationship of incurred costs to estimated current merchantable volume.

Impairment of Long-Lived Assets—Long-lived assets are reviewed for impairment upon the occurrence of events or changes in circumstances that indicate that the carrying value of the assets may not be recoverable, as measured by comparing their net book value to the estimated undiscounted future cash flows generated by their use. Impaired assets are recorded at estimated fair value, determined principally using discounted cash flows.

Deferred Financing Costs—The Company capitalizes costs incurred in connection with borrowings or establishment of credit facilities. These costs are amortized as an adjustment to interest expense over the life of the borrowing or life of the credit facility using the effective interest method. In the case of early debt principal repayments, the Company adjusts the value of the corresponding deferred financing costs with a charge to other expense, and similarly adjusts the future amortization expense.

Goodwill and Intangible Assets—The Company accounts for goodwill and other intangible assets in accordance with Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets. Intangible assets primarily consist of trademarks, customer-related intangible assets and patents obtained through business acquisitions. The useful lives of trademarks were determined to be indefinite and, therefore, these assets are not amortized. Customer-related intangible assets are amortized over their estimated useful lives of approximately twenty-five years. Patents are amortized over their remaining legal lives of ten years.

The impairment evaluation of the carrying amount of goodwill and other intangible assets with indefinite lives is conducted annually or more frequently if events or changes in circumstances indicate that an asset might be impaired. Goodwill is evaluated at the reporting unit level. Goodwill has been allocated to the “Coated” segment. The evaluation for impairment is performed by comparing the carrying amount of these assets to their estimated fair value. If the carrying amount exceeds the reporting unit fair value, then the second step of the goodwill impairment test is performed to determine the amount of the impairment loss.

Environmental Costs and Obligations—Costs associated with environmental obligations, such as remediation or closure costs, are accrued when such costs are probable and reasonably estimable. Such accruals are adjusted as further information develops or circumstances change. Costs of future expenditures for environmental obligations are discounted to their present value when the expected cash flows are reliably determinable.

Equity Compensation—The Company accounts for equity awards in accordance with Statement of Financial Accounting Standards No. 123 (Revised) Share-Based Payment (SFAS No. 123(R)). SFAS No. 123(R) requires that all equity awards to employees be expensed over the period of the award. The Company applies the Black-Scholes method of valuation to determine share-based compensation expense.

Asset Retirement Obligations—In accordance with the provisions of Statement of Financial Accounting Standards No. 143, Accounting for Asset Retirement Obligations, a liability and an asset are recorded equal to the present value of the estimated costs associated with the retirement of long-lived assets where a legal or contractual obligation exists. The liability is accreted over time, and the asset is depreciated over its useful life. The Company’s asset retirement obligations under this standard relate to closure costs for landfills. Revisions to the liability could occur due to changes in the estimated costs or timing of closure, or possible new federal or state regulations affecting the closure.

The Company had approximately $0.7 million of restricted cash related to an asset retirement obligation in the state of Michigan that is reflected in Other assets in the accompanying balance sheet. This cash deposit is required by the state and may only be used for the future closure of a landfill.

The following table presents an analysis of activity, since August 1, 2006, related to asset retirement obligations:

(in thousands of dollars)	Five Months Ended December 31, 2006
Asset retirement obligations, August 1	$12,357
Accretion expense	258
Settlement of existing liabilities	(760)

Asset retirement obligations, December 31	$11,855

This liability is related to landfill closure and post-closure care and is included in Other liabilities in the accompanying consolidated balance sheet.

Income Taxes—The Company accounts for income taxes using the liability method pursuant to Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes” (SFAS No. 109). Under this method, the Company recognizes deferred tax assets and liabilities for the expected tax consequences of temporary differences between the tax bases of assets and liabilities and their reported amounts using enacted tax rates in effect for the year the differences are expected to reverse. The Company records a valuation allowance to reduce the deferred tax assets to the amount that is more likely than not to be realized.

Postretirement Benefits—Pension plans cover substantially all of the Company’s employees. The defined benefit plan is funded in conformity with the funding requirements of applicable government regulations. Prior service costs are amortized on a straight-line basis over the estimated remaining service periods of employees. Certain employees are covered by defined contribution plans. The Company’s contributions to these plans are based on a percentage of employees’ compensation or employees’ contributions. These plans are funded on a current basis.

The company adopted the provisions of Statement of Financial Accounting Standards No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R) as of December 31, 2006. The measurement date is December 31, 2006.

2. RECENT ACCOUNTING DEVELOPMENTS

Sales, Use and Excise Taxes—In June 2006, the FASB ratified the consensuses reached by the Emerging Issues Task Force in Issue No. 06-3, “How Taxes Collected from Customers and Remitted to Governmental Authorities Should be Presented in the Income Statement (That is, Gross Versus Net Presentation).” Issue No. 06-3 requires disclosure of an entity’s accounting policy regarding the presentation of taxes assessed by a governmental authority that are directly imposed on a revenue-producing transaction between a seller and a customer, including sales, use, value added and some excise taxes. The Company presents such taxes on a net basis (excluded from revenues and costs). The adoption of Issue No. 06-3, which is effective for annual reporting periods beginning after December 15, 2006, will have no impact to the combined financial statements.

Accounting for Uncertainty in Income Taxes—In June 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109 (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a company’s financial statements and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on description, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company has evaluated the provisions of FIN 48 and determined the impact is not significant to the Company’s combined results of operations or combined financial position.

Accounting for Planned Major Maintenance Activities—September 2006, the FASB issued FASB Staff Position (FSP) AUG AIR-1, “Accounting for Planned Major Maintenance Activities.” This FSP eliminates the accrue-in-advance method of accounting for planned major maintenance activities from the AICPA Audit and Accounting Guide, Audits of Airlines. This method of accounting for planned major maintenance activities was eliminated due to the FASB’s belief that the resultant liability does not meet the definition of a liability in FASB Concepts Statement No. 6, Elements of Financial Statements. As a result of the elimination of the accrue-in-advance method, the Airline Guide, which provides guidance for all industries who conduct planned major maintenance activities, permits the use of one of the following three remaining methods: (1) direct expensing, (2) built-in overhaul, and (3) deferral. This FSP is effective for fiscal year beginning after December 15, 2006, with early adoption permitted so long as it is as of the beginning of the entity’s fiscal year. The Company adopted the FSP at its inception by electing the deferral method.

Fair Value Measurements—In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements (SFAS No. 157). SFAS No. 157 does not address “what” to measure at fair value; instead, it addresses “how” to measure fair value. SFAS No. 157 applies (with limited exceptions) to existing standards that require assets and liabilities to be measured at fair value. SFAS No. 157 establishes a fair value hierarchy, giving the highest priority to quoted prices in active markets and the lowest priority to unobservable data and requires new disclosures for assets and liabilities measured at fair value based on their level in the hierarchy. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company has not evaluated the provisions of SFAS No. 157 to determine the impact on the Company’s combined results of operations or combined financial position.

Fair Value Option for Financial Assets and Financial Liabilities—In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, Fair Value Option for Financial Assets and Financial Liabilities—including an amendment of FASB Statement No. 115 (SFAS No. 159), which permits an entity to measure certain financial assets and financial liabilities at fair value. The Statement’s objective is to improve financial reporting by allowing entities to mitigate volatility in reported earnings caused by the measurement of related assets and liabilities using different attributes, without having to apply complex hedge accounting provisions. The Statement is effective as of the beginning of an entity’s fiscal year beginning after November 15, 2007. The Company has not evaluated the provisions of SFAS No. 159 to determine the impact on the Company’s combined results of operations or combined financial position.

3. ACQUISITION

On August 1, 2006, Verso Paper Corp. acquired the Coated and Supercalendered Papers Division of International Paper Company, or the “Division” or the “Predecessor,” a producer of coated freesheet, coated groundwood, and uncoated supercalendered papers. The purchase price for the Division as of the acquisition date was $1.4 billion. The purchase price was paid partially in cash and partially through a 10% limited partnership interest in Verso Paper Investment, LP., Verso Paper Corp.’s indirect parent company.

The Company has allocated the purchase price to the Division’s assets acquired and liabilities assumed at estimated fair values adjusted for the 10% carryover basis of the assets as of the acquisition date. The excess of the purchase price over the fair value of the net assets acquired has been reflected as goodwill. The final allocation of the purchase price will be determined at a later date and is dependent on a number of factors, including the final evaluation of the fair value of our tangible and intangible assets acquired and liabilities assumed as of the date of the Acquisition.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at August 1, 2006 (date of acquisition) (in thousands of U.S. dollars):

Current assets		$237,072
Plant, property, and equipment		1,232,587
Intangible assets		35,912
Goodwill		18,695
Other Assets		4,511

Total assets acquired		1,528,777

Current liabilities		110,255
Long-term obligations		25,301

Total liabilities assumed		135,556

Net assets acquired		$1,393,221

Identifiable Intangible Assets	Life	Amount
Non-amortizable
Trademarks	Indefinite	$21,473
Amortizable
Customer relationships	25 years	13,291
Patents	10 years	1,148

Total Intangible Assets		$35,912

The acquisition agreement contains various representations, warranties and covenants customary to transactions of this type.

On August 1, 2006, Verso Fiber Farm LLC acquired the Hybrid Poplar Fiber Farm (Fiber Farm), a hardwood plantation owned by International Paper Company. The purchase price for Fiber Farm as of the acquisition date was $10 million.

The Company has allocated the purchase price to the Fiber Farm’s assets acquired and liabilities assumed at estimated fair values. The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at August 1, 2006 (date of acquisition)

Current assets	$2
Property, plant and equipment	267
Reforestation	9,749

Total assets acquired	10,018

Current liabilities	18
Long-term obligations	—

Total liabilities assumed	18

Net assets acquired	$10,000

4. INVENTORIES

Inventories by major category include the following:

(in thousands of U.S. dollars)	December 31, 2006
Raw materials	$22,147
Woodyard logs	5,026
Work-in-process	19,012
Finished goods	63,894
Replacement parts and other supplies	30,424

Inventories	$140,503

5. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment is as follows:

(in thousands of U.S. dollars)	December 31, 2006
Land and land improvements	$26,114
Building and leasehold improvements	167,843
Machinery and equipment	1,048,153
Construction-in-progress	17,689

1,259,799
Less: accumulated depreciation	(47,543)

Plant, property, and equipment	$1,212,256

Depreciation expense was $48.0 million for the five months ended December 31, 2006.

6. INTANGIBLES AND OTHER ASSETS

Intangibles and other assets consist of the following:

(in thousands of U.S. dollars)	December 31, 2006
Amortizable intangible assets:
Customer relationships—net of accumulated amortization of $0.2 million	$13,070
Patents—net of accumulated amortization of $0.05 million	1,100

Total amortizable intangible assets	14,170
Unamortizable intangible assets:
Trademarks	21,473
Other assets:
Financing costs—net of accumulated amortization of $2.3 million	42,109
Deferred major repair	6,008
Replacement parts—net	1,729
Other	4,055

Total other assets	53,901

Intangibles and other assets	$89,544

Estimated annual amortization expense of intangibles is $1.7 million, $1.6 million, $1.4 million, $1.3 million and $1.1 million for 2007 through 2011, respectively.

Approximately $0.3 million of intangible amortization is reflected in depreciation and amortization expense for the five-month period ended December 31, 2006.

7. ACCRUED LIABILITIES

A summary of accrued liabilities is as follows:

(in thousands of U.S. dollars)	December 31, 2006
Payroll and employee benefit costs	$31,741
Accrued interest	31,914
Accrued sales rebates	8,520
Accrued taxes—other than income	6,568
Freight and other	1,619

Accrued liabilities	$80,362

8. LONG-TERM DEBT

A summary of long-term debt is as follows:

(in thousands of U.S. Dollars)	Maturity	Rate	December 31, 2006
Fiber Farm Term Loan	8/1/2010	LIBOR + 3.00%	$10,000
First Priority Term Loan B	8/1/2013	LIBOR + 1.75%	259,288
Second Priority Senior Secured Notes – Fixed	8/1/2014	9.13%	350,000
Second Priority Senior Secured Notes – Floating	8/1/2014	LIBOR + 3.75%	250,000
Senior Subordinated Notes	8/1/2016	11.38%	300,000

			1,169,288
Less current maturities			(2,850)

Long-term debt			$1,166,438

Verso Paper Holdings LLC (“Holdings”) and Verso Paper Inc. (“issuers”), entered into Senior Secured Credit Facilities on August 1, 2006, which consist of:

•	a $285 million term loan facility, with a maturity of seven years, which was fully drawn on August 1, 2006 and the interest rate at December 31, 2006 was 7.1%;

•	a $200 million revolving credit facility with a maturity of six years. No amounts were outstanding at December 31, 2006. Letters of credit of $35.3 million were issued as of December 31, 2006.

The Senior Secured Credit Facilities are secured by first priority pledges of all the equity interests owned by Holdings in its subsidiaries. The Senior Secured Credit Facilities are also secured by first priority interests in, and mortgages on, substantially all tangible and intangible assets and each of Holdings direct and indirect subsidiaries.

The obligations under the Senior Secured Credit Facilities are unconditionally guaranteed by Verso Paper Finance Holdings LLC, parent company of Holdings, and subject to certain exceptions, each of Holdings direct and indirect domestic subsidiaries.

In addition, on August 1, 2006, Holdings completed an offering of $350 million 9 1/8% Second Priority Senior Secured Fixed Rate Notes due 2014, $250 million Second Priority Senior Secured Floating Rate Notes due 2014, and $300 million 11 3/8% Senior Subordinated Notes due 2016. The proceeds of the offerings were used to finance the Acquisition and to pay related fees and expenses. The Second Priority Senior Secured Notes have the benefit of second-priority security interest in the collateral. The fixed rate portion of these notes pay interest semi-annually and the variable portion pays interest quarterly. The Senior Subordinated Notes are unsecured senior subordinated obligations of Holdings and pay interest semi-annually. The interest rate on the floating rate note was 9.1% at December 31, 2006. Each of Holdings domestic subsidiaries jointly and severally guarantee the Second Priority Senior Secured Notes and Senior Subordinated Notes. All subsidiaries other than the subsidiary guarantors are minor.

The Senior Secured Credit Facilities contain various restrictive covenants. They prohibit Holdings from prepaying other indebtedness and require Holdings to maintain a maximum consolidated first lien leverage ratio. In addition, the Senior Secured Credit Facilities, among other things, restrict Holdings ability to incur indebtedness or liens, make investments or declare or pay any dividends. The indentures governing the Second Priority Senior Secured Notes and the Senior Subordinated Notes limit Holdings ability to, among other things, to (i) incur additional indebtedness; (ii) pay dividends or make other distributions or repurchase or redeem stock; (iii) make investments; (iv) sell assets, including capital stock of restricted subsidiaries; (v) enter into agreements restricting its subsidiaries’ ability to pay dividends; (vi) consolidate, merge, sell or otherwise dispose of all or substantially all of its assets; (vii) enter into transactions with our affiliates; and (viii) incur liens. As of December 31, 2006, Holdings was in compliance with all covenants.

Verso Fiber Farm LLC, entered into Senior Secured Credit Facilities on August 1, 2006, which consist of:

•	a $10 million term loan facility, with a maturity of four years and interest paid quarterly, which was fully drawn on August 1, 2006; and

•	a $5 million revolving credit facility with a maturity of four years; no amounts were outstanding under this facility at December 31, 2006.

The Senior Secured Credit Facilities of Verso Fiber Farm LLC are secured by first priority pledges of all of the equity interests owned by Verso Fiber Farm LLC and in its subsidiaries. These Senior Secured Credit Facilities are also secured by first priority interests in, and mortgages on, substantially all tangible and intangible assets of Verso Fiber Farm LLC and each of its direct and indirect subsidiaries. The Senior Secured Credit Facilities contain various restrictive covenants which, among other things, restrict Verso Fiber Farm LLC’s ability to incur additional indebtedness or liens, make investments or declare or pay any dividends or make other distributions on equity interests; consolidate, merge, sell or otherwise dispose of all or substantially all of its assets; and enter into transactions with affiliates.

The Company is structured as a holding company and substantially all of its assets are held by its subsidiaries. Consequently, the Company’s subsidiaries conduct all of its consolidated operations and own substantially all of its operating assets. The terms of the senior secured credit facilities and the indentures governing the outstanding notes of the Company’s subsidiaries significantly restrict its subsidiaries from paying dividends and otherwise transferring assets to the Company. Although the terms of the debt agreements do not restrict the Company’s operating subsidiaries from obtaining funds from their respective subsidiaries to fund their operations and payments on indebtedness, the debt agreements may not permit them to provide the Company with sufficient dividends, distributions or loans to fund the Company’s obligations or pay dividends to its stockholders. As of December 31, 2006, the Company’s total assets of $280.0 million represent investments in subsidiaries at equity and are equal to total stockholder’s equity. The Company’s net loss of $2.6 million represents its equity in undistributed net loss of subsidiaries for the five months ended December 31, 2006. The Company had no cash flows for the five months ended December 31, 2006.

The payments required under the long-term debt listed above during the years following December 31, 2006, are set forth below:

2007	$2,850
2008	2,850
2009	2,850
2010	12,850
2011	2,850
Thereafter	1,145,038

Long-term Debt	$1,169,288

Interest expense was approximately $46.8 million while $15.0 million of interest was paid during the five-month period ended December 31, 2006. In conjunction with the Acquisition, Verso Paper Corp. assumed none of the historical debt of the Predecessor.

Amortization of debt issuance costs was approximately $2.3 million for the five month period ended December 31, 2006, and is included in interest expense in the accompanying combined statement of operations.

9. OTHER LIABILITIES

Other liabilities consist of the following:

(in thousands of U.S. dollars)	December 31, 2006
Asset retirement obligations	$11,855
Pension benefit obligation	10,299
Deferred income taxes	8,144
Other, primarily environmental obligations	4,663

Other liabilities	$34,961

10. RETIREMENT PLANS

Defined Benefit Plan

The Company maintains a defined benefit pension plan that provides retirement benefits to hourly employees in Androscoggin, Bucksport and Sartell hired prior to July 1, 2004. These employees generally are eligible to participate in the plan upon completion of one year of service and attainment of age 21. Employees hired after June 30, 2004, who are not eligible for this pension plan receive an additional company contribution to their savings plan (see “Other Plan”). The plan provides defined benefits based on years of credited services times a specified flat dollar benefit rate.

The Company makes contributions that are sufficient to fully fund its actuarially determined costs, generally equal to the minimum amounts required by the Employee Retirement Income Security Act (ERISA). The Company currently estimates a contribution of $6.8 million in 2007.

Net Periodic Pension Expense

Service cost is the actuarial present value of benefits attributed by the plan’s benefit formula to services rendered by employees during the year. Interest cost represents the increase in the projected benefit obligation, which is a discounted amount, due to passage of time.

The following table summarizes the net periodic expense for August 1, 2006 – December 1, 2006:

(In thousands of U.S. dollars)	Five Months Ended December 31, 2006
Components of net periodic pension cost:
Service cost	$2,090
Interest cost	193
Amortization of prior service cost	327

Net periodic pension expense	$2,610

The following table summarizes the obligations and funded status of the pension plan:

(In thousands of U.S. dollars)	December 31, 2006
Benefit obligation at inception, August 1	$—
Service cost	2,090
Interest cost	193
Prior service liability	8,068

Benefit obligation at December 31	10,351

Funded status	$(10,351)

Amounts recognized in the balance sheet:
Current liability	$52
Non-current liability	10,299

Prior service cost of $7.7 million is included in accumulated other comprehensive income at December 31, 2006, in accordance with SFAS No. 158.

The accumulated benefit obligation at December 31, 2006, is $10.4 million.

Verso Paper Corp. evaluates its actuarial assumptions annually as of December 31 (the measurement date) and considers changes in these long-term factors based upon market conditions and the requirements of SFAS No. 87, “Employers’ Accounting for Pensions.” These assumptions are used to calculate benefit obligations as of December 31 of the current year, and pension expense to be recorded for the following year. The estimated prior service cost that will be amortized from accumulated other comprehensive income into net periodic pension expense for the next year is $0.8 million.

Weighted average assumptions used to determine benefit obligations as of December 31, 2006 were as follows:

Discount rate	5.75%
Rate of compensation increase	N/A

The following table summarizes the future pension benefit payments at December 31, 2006 (in thousands of U.S. dollars):

2007	$52
2008	134
2009	262
2010	440
2011	672
2012-2016	7,800

Defined Contribution Plan

The Company sponsors a defined contribution plan to provide salaried and Quinnesec hourly employees an opportunity to accumulate personal funds and to provide additional benefits for retirement.

As determined by the provisions of the plan, the Company contributes annually a percentage of earnings. The percentage is based on age and years of credited service for employees hired prior to July 1, 2004 and a fixed percentage of earnings to employees hired after June 30, 2004. Expense under this plan for the five month period ended December 31, 2006 was approximately $2.3 million. The Company currently estimates a contribution of $2.3 million in 2007.

Other Plan

The Company sponsors a 401K plan to provide salaried and hourly employees an opportunity to accumulate personal funds and to provide additional benefits for retirement. Contributions may be made on a before-tax basis to the plan.

As determined by the provisions of the plan, the Company matches the employees’ basic voluntary contributions. Such contributions to the plans totaled approximately $2.3 million for the five months ended December 31, 2006.

11. MANAGEMENT EQUITY AWARDS

Certain members of management were granted the right to purchase “Class A” units of Verso Paper Management LP (a limited partner of the ultimate parent of the Company). For each “Class A” unit purchased, a specified number of “Class B” and “Class C” units were granted. The Class B units vest over a 5 year period, 20% at the end of each year of service. The Class C units will vest only if certain performance targets are met. Directors were granted “Class D” units of Verso Paper Management LP and these Class D units are vested at acquisition date.

The fair value of the Class D units granted to directors and restricted Class B units granted to management was approximately $1.4 million. Equity award expense of $0.4 million was recognized in the five months ended December 31, 2006 and the remaining compensation expense will be recognized over the vesting period with the offsetting credit to Paid-in-Capital.

Assumptions applied under the Black-Scholes option pricing model are as follows: expected term of five years, volatility rate of 36.65% based on industry historical volatility rate, no expected dividends and average risk free rate of 4.1%.

12. BUCKSPORT ENERGY ASSET INVESTMENT

The Company has a joint ownership interest with Bucksport Energy LLC, an unrelated third party, in a cogeneration power plant producing steam and electricity. The plant was built in 2000 by the two parties and is located in Bucksport, Maine. The plant supports the Bucksport paper mill. The mill owns 28% of the steam and electricity produced by the plant. The mill may purchase its remaining steam and electrical needs from the plant at market rates. Each owner, Verso Bucksport LLC and Bucksport Energy LLC, owns its proportional share of the assets. The Company accounts for this investment under the proportional consolidation method. Power generation and operating expenses are divided on the same basis as ownership. The Bucksport mill has cash which is restricted in its use and may be used only to fund the ongoing energy operations of this investment. Approximately $0.2 million of restricted cash is included in prepaid expenses and other assets in the accompanying combined balance sheet at December 31, 2006. Balances included in the accompanying consolidated balance sheet related to this investment are as follows:

(in thousands of dollars)	December 31, 2006
Other receivables	$59
Other current assets	259

Total current assets	$318

Property, plant, and equipment	$10,301
Accumulated depreciation	(237)

Net property, plant, and equipment	$10,064

Current liabilities	$(103)

13. RELATED PARTY TRANSACTIONS

In conjunction with the Acquisition, we entered into a transition service agreement with International Paper whereby International Paper will continue to provide certain services specified in the agreement that are necessary for us to run as a stand-alone business. The charges for the five month period ended December 31, 2006 were $6.1 million.

The Company had net sales to International Paper of approximately $71.5 million for the five months ended December 31, 2006. The Company had purchases from International Paper of approximately $1.6 million for the five months ended December 31, 2006.

In 2006, fees of $2.5 million were paid to Apollo as part of the Acquisition transaction costs. For subsequent periods, Apollo entered into a management agreement with us relating to the provision of certain financial and strategic advisory services and consulting services. We will pay Apollo an annual fee for its management services and advice. Also, under the management agreement, Apollo has the right to act, in return for additional fees, as our financial advisor or investment banker for any merger, acquisition, disposition, finance or the like if we decide we need to engage someone to fill such role. We agreed to indemnify Apollo and its affiliates and their directors, officers and representatives for losses relating to the services contemplated by the management agreement and the engagement of affiliates of Apollo pursuant to, and the performance by them of the services contemplated by, the management agreement.

Upon completion of the Acquisition, we entered into an agreement with International Paper’s Packaging business pursuant to which we will arrange for the sale of coated groundwood paper produced from one of its paper machines at its Pine Bluff, Arkansas, mill for a selling commission of 3%. This agreement will require that we sell 100% of the output of coated paper from this mill until the end of 2006 at then prevailing market price. The commission was approximately $0.9 million for the five months ended December 31, 2006.

14. RESTRUCTURING AND OTHER CHARGES

Included in restructuring and other charges are one time transaction costs for us to run as a stand-alone business. The charges for the five month period ended December 31, 2006 were $10.1 million which included $6.1 million of transition service agreement costs.

15. INCOME TAXES

The following is a summary of the components of the provision (benefit) for income taxes:

(In thousands of U.S. dollars)	Five Months Ended December 31, 2006
Current tax (benefit):
U.S. federal	$—
U.S. state and local	$—

$—

Deferred tax provision:
U.S. federal	$(706)
U.S. state and local	(165)

$(871)

Valuation allowance	$871

Income tax provision	$—

A reconciliation of income tax expense using the statutory federal income tax rate compared with actual income tax expense follows:

(In thousands of U.S. dollars)	Five Months Ended December 31, 2006
Tax at Statutory U.S. Rate of 34%	$(785)
Increase (decrease) resulting from:
State income taxes (benefit)	(2)
Meals and entertainment	22
Nondeductible lobbying expenses	3

Net permanent differences	$23
State income taxes (benefit)	(109)
Valuation allowance	871

Total income tax provision	$—

The following is a summary of the significant components of our deferred tax position:

(In thousands of U.S. dollars)	December 31, 2006
Deferred tax assets:
Compensation reserves	$543
Inventory capitalization	1,064
Pension	2,936
Net operating loss and credit carryforwards	5,834
Property, plant and equipment	11,211
Other	479

Gross deferred tax assets	22,067
Less: valuation allowance	(12,996)

Deferred tax assets, net of allowance	$9,071

Deferred tax liabilities
Prepaid expenses	$(1,418)
Intangible assets	(13,518)
Deferred repair charges	(2,279)

Total deferred tax liabilities	$(17,215)

Net deferred taxes	$(8,144)

The valuation allowance for deferred tax assets as of December 31, 2006, was $13.0 million. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Based upon our current period loss and our lack of historical earnings, management believes it is more likely than not that the Company will not realize the benefits of these deductible differences, net of the existing valuation allowance on December 31, 2006.

Income tax benefits related to the pension prior service liability have been credited to other comprehensive income. The benefits have been reduced by a valuation allowance of $2.9 million. The portion of the valuation allowance for which subsequently recognized tax benefits will be allocated to reduce goodwill is $9.2 million.

The Company has federal net operating loss carryforwards totaling approximately $15.3 million on December 31, 2006, which begin to expire in 2026.

The Company has state net operating loss carryforwards totaling approximately $15.3 million on December 31, 2006, which begin to expire in 2011.

16. COMMITMENT AND CONTINGENCIES

Operating Leases—The Company has entered into operating lease agreements, which expire at various dates through 2013, related to certain machinery and equipment used in its manufacturing process. Rental expense under operating leases amounted to $1.4 million for the five months ended December 31, 2006.

The following, as of December 31, 2006, represents the future minimum rental payments due under non-cancelable operating leases that have initial or remaining lease terms in excess of one year (in thousands of U.S. dollars):

2007	$3,343
2008	2,813
2009	2,127
2010	1,645
2011	1,237
Thereafter	2,385

Total	$13,550

Purchase obligations—The Company has entered into unconditional purchase obligations in the ordinary course of business for the purchase of certain raw materials, energy, and services. At December 31, 2006, total unconditional purchase obligations were $190 million, due as follows: 2007–$99 million; 2008–$19 million; 2009–$15 million; 2010–$12 million; 2011–$2 million; and thereafter–$43 million.

Verso Paper Employee Severance Plan—Under the Verso Paper Employee Severance Plan, each of our named executive officers is eligible to receive a termination allowance in the event of a termination of employment due to certain events, including the executive’s job elimination, a facility closing, the executive’s disability, or the executive’s inability to perform the requisite duties of his position despite his reasonable efforts.

The termination allowance is a lump sum amount equal to the number of years or partial years of applicable service with the company, multiplied by the amount of two weeks of base salary. The termination allowance may not be less than the amount of four weeks of base salary and may not exceed two times the executive’s annual compensation for the year immediately preceding the year in which such termination occurs.

Contingencies—In May 2004, the press reported that United States, Canadian and European antitrust authorities were investigating possible price-fixing activity relating to the sale of publication papers. Subsequently, in December 2006, the United States Department of Justice (the “DOJ”) announced that a federal grand jury in Connecticut had indicted Stora Enso North America Corporation (“SENA”), based in Wisconsin Rapids, Wisconsin, for allegedly participating in a price-fixing conspiracy with a competitor with respect to the sale of publication papers during the period from approximately August 2002 through June 2003. The SENA indictment covers alleged price-fixing activities during a period when our business was a division of International Paper. International Paper has stated publicly that the DOJ has informed it that International Paper is not a target of the DOJ’s investigation into price fixing in the publication papers industry. In addition, International Paper has informed us that in all related civil cases filed against manufacturers of publication papers, including International Paper, the plaintiffs have voluntarily dismissed International Paper as a defendant without prejudice. Finally, as part of the Acquisition, we did not assume any liability that might arise from the alleged price-fixing activities during the period when International Paper owned our business, and International Paper agreed to indemnify us against any liability that we might incur arising from such alleged activities. Based on the foregoing, we believe that the U.S. and other antitrust investigations into possible price-fixing activity in the publication papers industry will not result in liabilities, if any, that are material to our financial condition, results of operations, or cash flows. However, if circumstances change adversely with respect to International Paper and we become involved in any related legal proceeding, there can be no assurance that International Paper will perform under its indemnity obligations, in which event we could incur liabilities that are material to our financial condition, results of operations, or cash flows.

In connection with the Acquisition, we assumed a twelve-year supply agreement with Thilmany LLC for the products produced from our paper machine No. 5 at the Androscoggin mill. This agreement requires Thilmany to pay us a variable charge for the paper purchased and a fixed charge for the availability of the No. 5 paper machine. We are responsible for the No. 5 machine’s routine maintenance and Thilmany is responsible for any capital expenditures specific to the machine. As defined in the agreement, Thilmany has the right to terminate the agreement if certain events occur.

17. INFORMATION BY INDUSTRY SEGMENT

The Company operates in three operating segments, Coated and supercalendered papers, Hardwood market pulp, and Other, consisting of specialty industrial paper and the fiber farm. The Company operates in one geographic segment, the United States. The Company’s core business platform is as a producer of coated freesheet, coated groundwood, and uncoated supercalendared papers. These products serve customers in the catalog, magazine, inserts, and commercial print markets.

The following table summarizes the industry segments for the period ended December 31, 2006:

(In thousands of U.S. dollars)	Five Months Ended December 31, 2006
Net Sales:
Coated	$631,897
Pulp	58,405
Other	16,531

Total	$706,833

Operating Income:
Coated	$35,319
Pulp	10,475
Other	(1,093)

Total	$44,701

Depreciation and Amortization:
Coated	$39,894
Pulp	7,527
Other	909

Total	$48,330

Property, Plant, and Equipment:
Coated	$985,549
Pulp	211,753
Other	14,954

Total	$1,212,256

Capital Spending:
Coated	$26,243
Pulp	814
Other	733

Total	$27,790

18. SUBSEQUENT EVENT INFORMATION

In January 2007, Verso Paper Finance Holdings LLC entered into a $250 million senior unsecured term loan facility with a maturity of six years. The proceeds of the loan were used for a distribution to equity holders and to pay related fees and expenses. The loan allows the ability to pay interest in cash and also has payment in kind provisions which allow for interest to accumulate on the outstanding principal amount.

In 2007, Verso Fiber Farm LLC has drawn $2.5 million under its $5.0 million revolving credit facility.

COATED AND SUPERCALENDERED PAPERS DIVISION OF

INTERNATIONAL PAPER COMPANY (PREDECESSOR)

Notes to Combined Financial Statements

As of December 31, 2005

and for the Years Ended December 31, 2004 and 2005

and for the Seven-Month Period Ended July 31, 2006

1. BASIS OF PRESENTATION

The accompanying combined financial statements have been prepared from the separate records maintained by the Coated and Supercalendered Papers Division and International Paper Company and include allocations of certain IPCO corporate costs and expenses. The liabilities associated with the IPCO corporate costs and expenses have not been allocated to the Division in the accompanying combined balance sheets. These costs and obligations are those of IPCO, not the Division. These liabilities primarily include workers compensation and general liability insurance reserves, payroll taxes and pension, postretirement and postemployment liabilities. In accordance with SFAS No. 57, Related Party Disclosures, related party transactions cannot be presumed to be carried out on an arm’s-length basis as the requisite conditions of competitive, free-market dealing may not exist. These combined financial statements may not necessarily be indicative of the conditions that would have existed, or the results of operations that would have resulted, had the Division been operated as an unaffiliated company.

The Coated and Supercalendered Papers Division of International Paper Company (the “Predecessor” or the “Division”) operates in three operating segments: coated and supercalendered papers; hardwood market pulp; and other, consisting of uncoated copy paper and specialty industrial paper. The Division’s core business platform is as a producer of coated freesheet, coated groundwood, and uncoated supercalendered papers. These products serve customers in the catalog, magazine, inserts, and commercial print markets. The Division includes mills and related woodyards in Bucksport and Jay, Maine; Quinnesec, Michigan; and Sartell, Minnesota. The Division also includes investments in two energy producing assets located at the Bucksport and Jay, Maine, facilities.

During the periods presented, the Division was under the control of International Paper Company (IPCO). The operating results and financial position of the Division were impacted by the nature of this relationship (see Note 10).

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from these estimates.

Revenue Recognition—Sales are reported net of rebates, allowances and discounts. Revenue is recognized when the customer takes title and assumes the risks and rewards of ownership. Revenue is recorded at the time of shipment for terms designated f.o.b. (free on board) shipping point. For sales transactions designated f.o.b. destination, which include export sales, revenue is recorded when the product is delivered to the customer’s site and when title and risk of loss are transferred.

Shipping and Handling Costs—Shipping and handling costs, such as freight to customer destinations, are included in cost of products sold in the accompanying combined statements of operations. These costs, when included in the sales price charged for the Division’s products, are recognized in net sales.

Annual Maintenance Costs—Annual maintenance costs for major planned maintenance shutdowns in excess of $1.0 million are expensed ratably over the year in which the maintenance shutdowns occur since the Company believes that operations benefit throughout the year from the maintenance work performed. These costs, including manufacturing variances and out-of-pocket costs that are directly related to the shutdown, are fully expensed in the year of the shutdown with no amounts remaining accrued at year-end. Other maintenance costs are expensed as incurred.

Affiliate Transactions—All intradivision transactions have been eliminated (see Note 10).

Cash—Cash includes highly liquid investments with a maturity of three months or less at the date of purchase.

Fair Value of Financial Instruments—Due to the short maturities of the Division’s receivables and payables, the carrying values of these financial instruments approximate their fair values. The fair value of the Division’s debt is estimated based on current rates offered for debt of the same maturity. The fair value of debt was approximately $295.7 million and $307.5 million as of December 31, 2005 and 2004, respectively.

Concentrations of Credit Risk—Financial instruments, which consist primarily of trade accounts receivable, expose the Division to concentrations of credit risk. The Division continually monitors the creditworthiness of its customers to whom credit is granted in the normal course of business. Trade accounts receivable balances for net sales to unaffiliated customers was approximately $116.6 million at December 31, 2005.

The Division establishes its allowance for doubtful accounts based upon factors surrounding the credit risks of specific customers, historical trends, and other information. The allowance for doubtful accounts was approximately $7.3 million at December 31, 2005. Bad debt expense was approximately $1.0 million for the seven months ended July 31, 2006 and approximately $0.2 million and $0.1 million for the years ended December 31, 2005 and 2004, respectively.

Inventories and Replacement Parts and Other Supplies—Inventory values include all costs directly associated with manufacturing products: materials, labor, and manufacturing overhead. These values are presented at the lower of cost or market. Costs of raw materials, work-in-progress, and finished goods are determined using the first-in, first-out method. Replacement parts and other supplies are stated using the average cost method and are reflected in Inventories and Other assets in the combined balance sheets (see Notes 4 and 6).

Plant, Property, and Equipment—Plant, property, and equipment is stated at cost, net of accumulated depreciation. Interest is capitalized on projects meeting certain criteria and is included in the cost of the assets. The capitalized interest is depreciated over the same useful lives as the related assets. Expenditures for major repairs and improvements are capitalized, whereas normal repairs and maintenance are expensed as incurred.

Depreciation and amortization are computed using the units of production method for paper machines and related equipment and the straight line method for all other assets over the assets’ estimated useful lives. The useful life of machinery and equipment is not expected to differ significantly between the units of production method and the straight line method.

Estimated useful lives are as follows:

Years
Building	20–40
Machinery and equipment	10–20
Furniture and office equipment	3–10
Computer hardware	3–6
Leasehold improvements	Over the terms of the leases or the useful life of the improvements.

Capitalized Software—Software is capitalized and amortized over its anticipated useful life, approximately three years. Approximately $0.6 million and $1.0 million of software amortization is reflected in depreciation and amortization expense for 2005 and 2004. The unamortized portion of software is $0 million as of December 31, 2005.

Impairment of Long-Lived Assets—Long-lived assets are reviewed for impairment upon the occurrence of events or changes in circumstances that indicate that the carrying value of the assets may not be recoverable, as measured by comparing their net book value to the estimated undiscounted future cash flows generated by their use. Impaired assets are recorded at estimated fair value, determined principally using discounted cash flows.

Asset Retirement Obligations—In accordance with the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 143, Accounting for Asset Retirement Obligations, a liability and an asset are recorded equal to the present value of the estimated costs associated with the retirement of long-lived assets where a legal or contractual obligation exists. The liability is accreted over time, and the asset is depreciated over its useful life. The Division’s asset retirement obligations under this standard relate to closure costs for landfills. Revisions to the liability could occur due to changes in the estimated costs or timing of closure, or possible new federal or state regulations affecting the closure.

The Division had approximately $0.7 million of restricted cash related to an asset retirement obligation in the state of Michigan that is reflected in Other assets in the accompanying balance sheets. This cash deposit is required by the state and may only be used for the future closure of a landfill.

The following table presents an analysis related to the Division’s asset retirement obligations:

(In thousands of U.S. dollars)	Seven Months Ended July 31, 2006	For Year Ended December 31, 2005
Asset retirement obligation—January 1	$10,895	$11,578
New liabilities	1,519	—
Accretion expense	335	532
Liabilities settled	(392)	(1,215)

Asset retirement obligation—End of Period (see Note 8)	$12,357	$10,895

This liability is included in Other liabilities in the accompanying combined balance sheets.

Income Taxes—The Division’s operating results are included in the income tax returns of IPCO. For the operating results included in the IPCO income tax returns, a charge in lieu of income taxes has been allocated by IPCO to the Division, representing a portion of IPCO’s consolidated tax provision. This tax rate considers IPCO’s federal rate and the state tax apportionment of the various states in which the Division operates. The rate may be different than that determined if the Division were an incorporated entity computing its taxes on a separate return basis.

Environmental Costs and Obligations—Costs associated with environmental obligations, such as remediation or closure costs, are accrued when such costs are probable and reasonably estimable. Such accruals are adjusted as further information develops or circumstances change. Costs of future expenditures for environmental obligations are discounted to their present value when the expected cash flows are reliably determinable.

3. RECENT ACCOUNTING DEVELOPMENTS

Accounting for Uncertainty in Income Taxes—In June 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109 (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a company’s financial statements and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on description, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company has not evaluated the provisions of FIN 48 to determine the impact on the Company’s combined results of operations or combined financial position.

Fair Value Measurements—In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements. SFAS No. 157 does not address “what” to measure at fair value; instead, it addresses “how” to measure fair value. SFAS No. 157 applies (with limited exceptions) to existing standards that require assets and liabilities to be measured at fair value. SFAS No. 157 establishes a fair value hierarchy, giving the highest priority to quoted prices in active markets and the lowest priority to unobservable data and requires new disclosures for assets and liabilities measured at fair value based on their level in the hierarchy. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company has not evaluated the provisions of SFAS No. 157 to determine the impact on the Company’s combined results of operations or combined financial position.

Fair Value Option for Financial Assets and Financial Liabilities—In February 2007, the FASB issued SFAS No. 159, Fair Value Option for Financial Assets and Financial Liabilities—including an amendment of FASB Statement No. 115 which permits an entity to measure certain financial assets and financial liabilities at fair value. The Statement’s objective is to improve financial reporting by allowing entities to mitigate volatility in reported earnings caused by the measurement of related assets and liabilities using different attributes, without having to apply complex hedge accounting provisions. The Statement is effective as of the beginning of an entity’s fiscal year beginning after November 15, 2007. The Company has not evaluated the provisions of SFAS No. 159 to determine the impact on the Company’s combined results of operations or combined financial position.

4. INVENTORIES

Inventories by major category include the following:

(In thousands of U.S. dollars)	December 31, 2005
Raw materials	$19,315
Work-in-process	10,048
Finished goods	55,932
Replacement parts and other supplies	27,054

Inventories	$112,349

No inventory reserves were recorded for finished goods inventory at December 31, 2005. In July, 2006, IPCO transferred woodyard logs inventory and related assets to the Division with a book value of $13.3 million.

5. PLANT, PROPERTY, AND EQUIPMENT

Plant, property, and equipment consists of the following:

(In thousands of U.S. dollars)	December 31, 2005
Land and land improvements	$35,649
Building and leasehold improvements	135,401
Machinery and equipment	2,833,476
Construction-in-progress	18,226

3,022,752
Less accumulated depreciation	(1,735,710)

Plant, property, and equipment	$1,287,042

Interest costs related to the development of certain long–term assets are capitalized and amortized over the related assets’ estimated useful lives. Allocated capitalized net interest costs from IPCO to the Division were $0.2 million in 2005. At December 31, 2005, the Division had purchased property, plant, and equipment totaling $3.1 million which was included in accounts payable and paid in January 2006.

6. OTHER ASSETS

Other assets consist of the following:

(In thousands of U.S. dollars)	December 31, 2005
Replacement parts—net	$10,037
Other	4,528

Other assets—net	$14,565

At December 31, 2005, the Division had obsolete spare parts reserves of $7.7 million.

7. ACCRUED LIABILITIES

Accrued liabilities consist of the following:

(In thousands of U.S. dollars)	December 31, 2005
Payroll and related accruals	$24,916
Sartell unfavorable lease liability—current	12,536
Accrued sales rebates	6,307
Environmental obligations	3,782
Accrued interest	3,193
Accrued taxes—other than income	1,938
Freight and other	1,534

Accrued liabilities	$54,206

8. OTHER LIABILITIES

Other liabilities consist of the following:

(In thousands of U.S. dollars)	December 31, 2005
Sartell unfavorable lease liability—long-term	$31,926
Asset retirement obligation	10,895
Bucksport interest rate swap	1,242

Other liabilities	$44,063

9. DEBT

A summary of long-term debt as of December 31, 2005, is as follows (in thousands of U.S. dollars):

Description	Rate	Maturity	2005
Jay 1999 Series A	6.25	9/1/2023	$2,300
Jay 1999 Series B Refunding	6.20	9/1/2019	31,000
Jay 2003 A Refunding	5.13	12/1/2018	3,600
Town of Jay Refunding Series 2004 A	4.90	11/1/2017	10,000
Town of Jay Series 2004 A	4.85	5/1/2019	4,000
Bucksport Energy Project 1999	VAR	12/31/2015	18,754
Bucksport $95.5MM Series 2004 A	4.00	3/1/2014	95,500
Dickinson County Series 2002 A	5.75	6/1/2016	53,500
Dickinson County $63MM Refunding 2004 A	4.80	11/1/2018	63,000
Sartell 2003 A Refunding	5.20	6/1/2027	19,565

			301,219
Less current maturities			(1,100)

Long-term debt			$300,119

The debt listed above primarily consists of Industrial Development Bonds and Environmental Development Bonds obtained on behalf of the Division by IPCO. The proceeds from the bonds were used for capital expenditures at the mills, including expenditures for environmental, safety, production, and repair projects identified in the bond agreements. These bonds are guaranteed by IPCO. The Bucksport Energy Project 1999 instrument carries a variable interest rate of three-month LIBOR plus 1.25%. At December 31, 2005, this interest rate was 5.27%.

Interest payments for the seven months ended July 31, 2006, were $7.6 million and $15.2 million and $15.3 million for the years ended December 31, 2005 and 2004, respectively. Total interest expense was $8.4 million for the seven months ended July 31, 2006 and $14.8 million and $16.0 million for the years ended December 31, 2005 and 2004, respectively. In conjunction with the Acquisition, Verso Paper Corp. assumed none of historical debt associated with the Predecessor.

10. TRANSACTIONS WITH IPCO AND AFFILIATES

Certain services are provided to the Division by IPCO, including corporate management, legal, accounting and tax, treasury, payroll and benefits administration, certain incentive compensation, risk management, information technology and centralized transaction processing. These expenses are included in Selling, general and administrative expenses and Cost of products sold in the accompanying combined statements of operations. Expenses for such corporate services included in Selling, general and administrative expenses totaled $25.5 million for the seven months ended July 31, 2006 and $35.7 million and $36.5 million for the years ended

December 31, 2005 and 2004, respectively. Expenses for such corporate services in Cost of products sold totaled $6.2 million for the seven months ended July 31, 2006, and $8.3 million and $8.2 million for the years ended December 31, 2005 and 2004, respectively. These costs are allocated from IPCO to the Division based on various methods, including direct consumption, percent of capital employed, and number of employees. Effective 2004, IPCO adjusted its allocation method to reduce the allocations based on general factors and increased the use of direct charges based on the Division’s utilization of corporate services. This change in allocation methods resulted in a $18.6 million lower allocation of Corporate costs to the Division in 2004 compared to 2003.

Substantially, all employees hired prior to July 2004, and retirees of the Division, participate in IPCO’s pension plans and are eligible to receive retirement benefits. IPCO allocates service cost to the Division based upon a percent-of-pay for salaried employees and a calculated flat amount for hourly employees. During the seven month period ended July 31, 2006, IPCO allocated periodic pension costs to the Division of $7.5 and during the years ended December 31, 2005 and 2004, IPCO allocated periodic pension costs to the Division of $9.1 million and $8.5 million, respectively.

IPCO provides certain retiree health care and life insurance benefits to a majority of the Division’s salaried employees and certain of the Division’s hourly employees. IPCO allocates postretirement benefit costs to the Division based upon a percent-of-pay for salaried employees and a calculated flat amount for hourly employees. During the seven month period ended July 31, 2006, IPCO allocated postretirement benefit costs to the Division of $0.8 million and during the years ended December 31, 2005 and 2004, IPCO allocated postretirement benefit costs to the Division of $2.7 million and $4.8 million, respectively.

The Division had net sales to IPCO of approximately $83.8 million for the seven months ended July 31, 2006, $167.9 million and $ 198.9 million for the years ended December 31, 2005 and 2004, respectively. The Division had purchases from IPCO of approximately $119.5 million for the seven months ended July 31, 2006, $198.2 million and $219.2 million for the years ended December 31, 2005 and 2004, respectively.

11. BUCKSPORT ENERGY ASSET INVESTMENT

IPCO has allocated to the Division its joint ownership interest with Bucksport Energy LLC, an unrelated third party, in a cogeneration power plant producing steam and electricity. The plant was built in 2000 by the two parties and is located in Bucksport, Maine. The plant supports the Bucksport paper mill. The mill owns 28% of the steam and electricity produced by the plant. The mill may purchase its remaining steam and electrical needs from the plant at market rates. Each owner, IPCO and Bucksport Energy LLC, owns its proportional share of the assets. Both parties issued their own debt to finance their portion of the construction costs (see Note 9). The Division accounts for this investment under the proportional consolidation method. Power generation and operating expenses are divided on the same basis as ownership. The Bucksport mill has cash which is restricted in its use and may be used only to fund the ongoing energy operations of this investment. Approximately $0.2 million of restricted cash at December 31, 2005, and is included in prepaid expenses and other assets in the accompanying combined balance sheets.

Balances included in the accompanying combined balance sheets related to this investment are as follows:

(In thousands of U.S. dollars)	December 31, 2005
Other receivables	$177
Other current assets	365

Total current assets	$542

Plant, property, and equipment	$30,442
Accumulated depreciation	(9,500)

Net plant, property, and equipment	$20,942

Current liabilities	$91

Long-term debt	$18,754

12. INCOME TAXES

The results of operations of the Division are included in the income tax returns of IPCO. In the accompanying combined financial statements, the Division has reflected U.S. federal and state income tax expense on its gains based on an allocated rate of 39.4% for seven months ended July 31, 2006, and for the year ended December 31, 2005 and 38.5% for the year ended December 31, 2004. The Division settles the current amount due to/from IPCO through the Divisional control account. Income taxes have been provided for all items included in the historical statements of income included herein, regardless of when such items were reported for tax purposes or when the taxes were actually paid or refunded.

13. DIVISIONAL CONTROL ACCOUNT

C&SC Papers operates as a division of IPCO. Accordingly, certain operating, financing, and investing activities of the Division are funded through inter-divisional transactions with IPCO and its other operating divisions and subsidiaries. The accompanying combined balance sheets reflect these amounts in the Divisional control account.

Intercompany sales and purchases with wholly-owned entities of IPCO may result in payables or receivables that have not been settled through the divisional control account at July 31, 2006, and December 31, 2005. Such amounts are reported separately from the divisional control account. Trade and non-trade transactions that involve U.S. locations are allowed to accumulate in the intercompany accounts. Trade transactions involving non-U.S. locations are settled with cash according to the terms of the sale. Non-trade transactions involving non-U.S. locations are settled with cash by the end of each calendar quarter. There has been no direct interest income or expense allocated to the Division by IPCO with respect to the Divisional control account or other net receivables or payables due to/from IPCO.

The changes in the Divisional control account are as follows:

	July 31, 2006	December 31, 2005	December 31, 2004
Balance at January 1	$1,039,988	$1,075,254	$1,097,005
Net Income	10,757	27,550	(13,083)
Contribution of net assets by IPCO (see note 4)	13,342	—	—
Funding (distributed to) provided by IPCO	7,105	(62,816)	(8,668)

Balance—End of Period	$1,071,192	$1,039,988	$1,075,254

14. RESTRUCTURING AND OTHER CHARGES

In March 2005, IPCO announced the indefinite shutdown of the No.1 paper machine at the Jay, Maine mill. Effective December 2005, IPCO permanently decommissioned the No. 1 paper machine and began conversion of it to a pulp dryer. A charge of $6.6 million for severance and related costs was recorded related to the termination of approximately 90 employees. Severance totaling $4.1 million and $0.8 million was paid to employees in December 2005 and January 2006, respectively. In addition, a charge of $3.2 million for an asset impairment was recorded for the No. 1 paper machine and related assets. This machine was a component of the Other operating segment until December 2005 when it was reclassified to the Pulp operating segment.

In 2003, IPCO and the Division executed an Overhead Reduction Program to improve competitive performance. Charges associated with this initiative included approximately $1.2 million of severance and related costs for the year ended December 31, 2004. These charges are included in the Coated operating segment. Approximately $0.5 million of this charge was reversed in 2004 as an adjustment to the estimated costs associated with this initiative.

15. COMMITMENTS AND CONTINGENCIES

Operating Leases—The Division has entered into operating lease agreements, which expire at various dates through 2013, related to certain machinery and equipment used in its manufacturing process. Rental expense under operating leases amounted to $13.3 million for the year ended December 31, 2005.

The building and land related to the Sartell mill No. 3 paper machine are leased under a long-term operating lease that expires in 2008. The lease was remeasured to fair value upon IPCO’s acquisition of Champion International Corporation resulting in an unfavorable fair value adjustment which is being amortized as rent expense over the life of the lease. The noncurrent portion of the fair value adjustment totaling $31.9 million and $44.5 million at December 31, 2005 and 2004, respectively, is included in Other liabilities in the accompanying combined balance sheets. At the conclusion of the lease in 2008, the Division may continue to lease the asset or the Division may purchase it at its then current fair market value.

The following, as of December 31, 2005, represents the future minimum rental payments due under noncancelable operating leases that have initial or remaining lease terms in excess of one year (in thousands of U.S. dollars):

2006	$24,952
2007	24,436
2008	24,097
2009	1,774
2010	883
Thereafter	647

Total	$76,789

Purchase obligations—The Division has entered into unconditional purchase obligations in the ordinary course of business for the purchase of certain raw materials, energy, and services. At December 31, 2005, total unconditional purchase obligations were $274 million, due as follows: 2006 –$110 million; 2007–$74 million; 2008–$18 million; 2009–$14 million; 2010–$12 million; and thereafter–$46 million.

Pulp purchase commitment—In December 2004, IPCO entered into a 10-year pulp purchase agreement with the buyer of IPCO’s former Weldwood business. This take-or-pay agreement requires IPCO to purchase 170,000 tons of NBSK pulp at market prices at the time of order and IPCO has allocated approximately 110,000 tons of the required purchases to the Division. In 2005, pulp prices under this agreement ranged between $500 per ton and $550 per ton with an average of approximately $525 per ton. This purchased pulp represents approximately one-third of the Division’s purchased pulp needs. This agreement is transferable with appropriate consent from the seller.

Wood Supply Agreement—IPCO’s Forest Resources business supplies the Division’s mills with their fiber needs at market prices. The Division’s mills receive fiber in various forms (chips, tree length, and custom cut) and species: softwood (pine, spruce, and fir) and hardwood (aspen, maple, and oak). In December 2004, IPCO completed the sale of 1.1 million acres of forestlands in Maine and New Hampshire. As part of that sale, IPCO also entered into a 50-year wood supply agreement. The wood supply agreement covers the Division’s Bucksport and Jay, Maine mills. Wood is delivered at market prices in effect at the time of delivery to the mills. IPCO must purchase a base volume as defined in the agreement and also has the ability to purchase additional wood fiber, defined as “option” volume. The volumes, base and option, are computed as a percentage of the estimated annual harvest. Base volume per year is approximately 310,000 tons, which is roughly 13% of the mills’ wood needs. The agreement includes a limitation of damages section under which IPCO’s maximum potential damages for a default are $15.00 per ton of wood delivered in the first year. This amount is approximately $4.7 million. The supply agreement is assignable by either party with mutual consent.

Androscoggin—PM 5 Agreement—In June 2005, IPCO sold its Industrial Papers business. As part of this transaction, IPCO and the Division entered into a 12-year contract manufacturing arrangement with the buyer, Thilmany LLC. (“Thilmany”), for production from the Jay, Maine mill’s No. 5 paper machine. IPCO deferred approximately $32.5 million of the sales proceeds, to reflect the contract manufacturing agreement. The deferred proceeds are earned by IPCO as volume is produced in accordance with the contract manufacturing agreement. This agreement requires Thilmany to pay the Division a variable charge for the paper purchased and a fixed charge for the availability of the No. 5 paper machine. The deferred amount and related amortization are obligations of IPCO and are not recorded on the Division’s financial statements. The Division’s sales of paper produced on the No. 5 paper machine were approximately $41.8 million and $49.0 million for the years ended December 31, 2005 and 2004, respectively. Prior to June 2005, the sales from No. 5 paper machine were primarily to IPCO’s Industrial Paper’s Division. The Division is responsible for the No. 5 paper machine’s routine maintenance capital, and Thilmany is responsible for any capital expenditures specific to the No. 5 paper machine. As defined in the agreement, Thilmany has the right to terminate the agreement if certain events occur, such as IPCO’s failure to produce product for a 75-day consecutive period. Following a 30-day period after such a failure to produce, IPCO would be subject to a penalty payment based on the prior 12-month EBITDA from products produced on the machine multiplied by a factor. The factor at the beginning of the agreement is five and decreases ratably over the life of the agreement. Thilmany has not notified IPCO or the Division of any failure to perform and no liability is accrued. The agreement is transferable with appropriate consent from Thilmany.

Litigation—In May 2004, the press reported that European, U.S., and Canadian antitrust authorities were investigating possible cartel activity relating to publication papers. Following these press reports, a number of private plaintiffs filed purported class actions on behalf of purchasers of publication papers in various U.S. federal and state courts. These class actions allege that manufacturers of publication papers, including International Paper, participated in a price fixing conspiracy from 1993 to the present. The cases filed in federal court assert a violation of the federal antitrust laws, while the cases filed in the state court allege violations of state antitrust and consumer protection statutes. These lawsuits seek injunctive relief, as well as treble damages and other costs associated with the litigation. The federal and state cases were consolidated for pre-trial purposes in December 2004 in the federal court for the District of Connecticut. In the second quarter 2006, the plaintiffs, in both the federal and state court cases, voluntarily dismissed International Paper as a defendant in exchange for the cooperation by the company with respect to plaintiff’s damage claims. Under the Purchase and Sale Agreement, Verso Paper Corp. did not assume any liability that may arise from these lawsuits and International Paper has agreed to indemnify the Company against any liability that may arise from these lawsuits.

In March 2006, the Division received approximately $1.0 million from Androscoggin Energy LLC (“AELLC”), as a result of the settlement of a billing dispute. AELLC was a supplier of energy to the Jay, Maine facility that ceased operations in November 2004 and filed for Chapter 11 bankruptcy.

The Division has various other lawsuits, claims, and contingent liabilities arising from the conduct of its business; however, in the opinion of management, they are not expected to have a material adverse effect on the combined results of operations, cash flows, or financial position of the Division.

16. INFORMATION BY INDUSTRY SEGMENT

The Division operates in three operating segments, Coated and supercalendered papers, Hardwood market pulp, and Other, consisting of uncoated copy paper and specialty industrial paper. The Division operates in one geographic segment, the United States. The Division’s core business platform is as a producer of coated freesheet, coated groundwood, and uncoated supercalendered papers. These products serve customers in the catalog, magazine, inserts, and commercial print markets.

For management purposes, the operating performance of the Division is reported based on earnings before interest and taxes, excluding the cumulative effect of accounting changes:

	Seven Months Ended July 31, 2006	Year Ended December 31, 2005	Year Ended December 31, 2004
Net Sales:
Coated	$793,308	$1,402,958	$1,228,626
Pulp	88,634	139,825	122,988
Other	22,475	61,063	111,743

Total	$904,417	$1,603,846	$1,463,357

Operating Income (Loss):
Coated	$14,971	$78,827	$(17,487)
Pulp	10,346	10,893	7,655
Other	825	(29,473)	4,239

Total	$26,142	$60,247	$(5,593)

Depreciation and Amortization:
Coated	$60,881	$107,623	$108,902
Pulp	10,417	16,282	16,038
Other	1,376	5,450	5,557

Total	$72,674	$129,355	$130,497

Assets—Plant, Property, and Equipment:
Coated		$1,064,760	$1,125,639
Pulp		207,438	199,929
Other		14,844	38,283

Total		$1,287,042	$1,363,851

Capital Spending:
Coated	$26,449	$47,088	$98,633
Pulp	839	5,286	7,922
Other	367	722	4,751

Total	$27,655	$53,096	$111,306

17. SUBSEQUENT EVENT INFORMATION

On August 1, 2006, IPCO completed the previously announced sale of the Division to Verso Paper LLC, an affiliate of Apollo Management, L.P., for approximately $1.4 billion. The purchase price was paid partially in cash and partially through a 10% limited partnership interest in Verso Paper Investments LP, Verso Paper LLC’s indirect parent company.

VERSO PAPER CORP.

UNAUDITED CONDENSED COMBINED BALANCE SHEETS

(In thousands of U.S. dollars)	September 30, 2007	December 31, 2006
ASSETS
Current Assets
Cash	$26,916	$112,479
Accounts receivable—net	112,979	113,430
Accounts receivable from International Paper Company—net	12,466	8,217
Inventories	134,521	140,503
Prepaid expenses and other assets	7,413	5,880

Total Current Assets	294,295	380,509
Property, plant and equipment—net	1,170,730	1,212,256
Reforestation	10,933	10,007
Intangibles and other assets—net	102,258	89,544
Goodwill	18,695	18,695

Total Assets	$1,596,911	1,711,011

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities
Accounts payable	$122,590	$117,108
Accounts payable to International Paper Company	11,501	29,273
Accrued liabilities	74,002	80,362
Short-term borrowings	2,500	—
Current maturities of long-term debt	2,850	2,850

Total Current Liabilities	213,443	229,593
Long-term debt	1,414,300	1,166,438
Other liabilities	33,581	34,961

Total liabilities	1,661,324	1,430,992
Commitments and contingencies (Note 12)	—	—
Stockholders’ Equity
Common stock—par value $0.01 (1,000 shares authorized and issued)	—	—
Paid-in-capital	48,793	290,397
Retained earnings (deficit)	(106,053)	(2,637)
Accumulated other comprehensive loss	(7,153)	(7,741)

Total Stockholders’ equity	(64,413)	280,019

Total Liabilities and Stockholders’ Equity	$1,596,911	$1,711,011

See notes to Successor’s unaudited condensed combined financial statements.

VERSO PAPER CORP. (SUCCESSOR) AND

COATED AND SUPERCALENDERED PAPERS DIVISION OF INTERNATIONAL PAPER COMPANY (PREDECESSOR)

UNAUDITED CONDENSED COMBINED STATEMENTS OF OPERATIONS

	Successor Combined	Successor Combined	Predecessor Combined
(In thousands of U.S. dollars, except per share data)	Nine Months Ended September 30, 2007	Two Months Ended September 30, 2006	Seven Months Ended July 31, 2006

Net sales	$1,182,974	$298,825	$904,417
Costs and expenses:
Cost of products sold—(exclusive of depreciation and amortization)	1,035,961	247,884	771,576
Depreciation and amortization	90,660	18,750	72,674
Selling, general and administrative expenses	38,025	5,427	34,348
Restructuring and other charges	16,483	3,700	(322)

Operating income	1,845	23,064	26,141
Interest income	(1,333)	(501)	(23)
Interest expense	106,594	19,708	8,414

Income (loss) before income taxes	(103,416)	3,857	17,750
Income tax expense	—	75	6,993

Net income (loss)	$(103,416)	$3,782	$10,757

Earnings (loss) per share	$(103,416)	$3,782

Common shares outstanding	1,000	1,000

Included in the financial statement line items above are related-party transactions as follows (Notes 9 and 10, respectively):
Net sales	$97,565	$38,260	$83,797
Purchases included in cost of products sold	12,580	1,048	119,471
Selling, general and administrative expenses	2,079	—	25,481
Restructuring and other charges	4,646	2,400	—

See notes to Successor’s unaudited condensed combined financial statements and Predecessor’s unaudited condensed combined financial statements.

VERSO PAPER CORP.

UNAUDITED CONDENSED COMBINED STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR THE PERIODS ENDED SEPTEMBER 30, 2006 AND 2007

(In thousands of U.S. dollars)	Common Stock	Paid-in-Capital	Retained Earnings / (Deficit)	Accumulated Other Comprehensive Income	Total Stockholders’ Equity
Date of acquisition—August 1, 2006:
Capital contributions	$—	$289,889	$—	$—	$289,889
Net income	—	—	3,782	—	3,782

Ending balance—September 30, 2006	$—	$289,889	$3,782	$—	$293,671

Beginning balance—January 1, 2007	$—	$290,397	$(2,637)	$(7,741)	$280,019
Net loss	—	—	(103,416)	—	(103,416)
Other comprehensive income (loss):
Prior service cost amortization	—	—	—	588	588

Comprehensive income (loss)	—	—	(103,416)	588	(102,828)

Cash dividends	—	(242,152)	—	—	(242,152)
Equity award expense	—	548	—	—	548

Ending balance—September 30, 2007	$—	$48,793	$(106,053)	$(7,153)	$(64,413)

See notes to Successor’s unaudited condensed combined financial statements.

VERSO PAPER CORP.

UNAUDITED CONDENSED COMBINED STATEMENTS OF CASH FLOWS

	Successor Combined	Successor Combined	Predecessor Combined
	Nine Months	Two Months	Seven Months Ended July 31, 2006
	Ended September 30,
(In thousands of U.S. dollars)	2007	2006
Cash Flows From Operating Activities:
Net income (loss)	$(103,416)	$3,782	$10,757
Adjustments to reconcile net (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	90,660	18,750	72,674
Amortization of debt issuance costs	5,005	876	—
Loss (gain) on disposal of fixed assets	231	—	1,262
Other—net	1,137	—	686
Changes in assets and liabilities:
Accounts receivable	(3,822)	(34,229)	23,253
Inventories	5,983	13,738	(55,256)
Prepaid expenses and other assets	(13,447)	(20,241)	(6,396)
Accounts payable	(12,266)	40,095	(8,690)
Accrued liabilities	(8,051)	25,814	983

Net cash provided by (used in) operating activities	(37,986)	48,585	39,273

Cash Flows From Investing Activities:
Proceeds from sale of fixed assets	1,788	—	32
Cash paid for acquisition		(1,384,093)	—
Capital expenditures	(49,603)	(8,151)	(27,655)

Net cash (used in) operating activities	(47,815)	(1,392,244)	(27,623)

Cash Flows From Financing Activities:
Repayments of debt	(2,138)	—	(18,754)
Proceeds from debt issuance	250,000	1,152,718	—
Dividends paid	(242,152)	—	—
Equity contributions	—	260,889	7,105
Short-term borrowings	2,500	—	—
Debt issue costs	(7,972)	—	—

Net cash provided by (used in) financing activities	238	1,413,607	(11,649)

Change in Cash	(85,563)	69,948	1
Cash:
Beginning of period	112,479	—	46

End of period	$26,916	$69,948	$47

See notes to Successor’s unaudited condensed combined financial statements and Predecessor’s unaudited condensed combined financial statements.

VERSO PAPER CORP. (SUCCESSOR)

NOTES TO UNAUDITED CONDENSED COMBINED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2007 AND FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2007

1. BACKGROUND AND BASIS OF PRESENTATION

The accompanying condensed combined financial statements include the accounts of Verso Paper One Corp. (which has been renamed Verso Paper Corp.), Verso Paper Two Corp., Verso Paper Three Corp., Verso Paper Four Corp. and Verso Paper Five Corp. (collectively, the “Company”), legal entities under common control of Verso Paper Management LP.

Unless otherwise noted, the terms the “Company”, “we”, “us” and “our” refer collectively to Verso Paper Corp. after giving effect to the consummation of the Acquisition (as defined below). References to the “Division” or the “Predecessor” are to the Coated and Supercalendered Papers Division of International Paper Company.

On August 1, 2006, we acquired the assets and certain of the liabilities of the Division from International Paper, including the mills located in Jay, Maine, Bucksport, Maine, Quinnesec, Michigan, and Sartell, Minnesota, together with other related facilities and assets and certain administrative and sales and marketing functions (collectively, the “Acquisition”) pursuant to the terms of an Agreement of Purchase and Sale (the “Purchase and Sale Agreement”) we entered into with International Paper on June 4, 2006.

We were formed by Apollo Management, L.P. and its affiliates (“Apollo”) for the purpose of consummating the Acquisition. In connection with the Acquisition, we issued $1,185 million of debt (the “Financing”), consisting of a $285 million term loan B facility (the “Term Loan B”), $600 million of second-priority senior secured notes, and $300 million of senior subordinated notes. We also raised a $200 million revolving credit facility (together with the Term Loan B, the “Senior Secured Credit Facilities”), which was undrawn at the closing of the Acquisition. In addition to the Financing, affiliates of Apollo, International Paper and certain members of our senior management team contributed approximately $289 million of equity to our parent companies.

As used in this report, the term “Acquisition” means, collectively, the Acquisition and the Financing. Included in this report are financial statements for the Predecessor seven-month period ended on July 31, 2006, the date prior to Acquisition. The financial statements of Verso Paper Corp. are presented for the two-month period ended September 30, 2006, and for the nine-month period ended September 30, 2007.

In addition, we acquired the assets and certain liabilities of Hybrid Poplar Fiber Farm (“Fiber Farm”) of International Paper Company as of August 1, 2006, for $10 million.

In the opinion of management, the accompanying unaudited combined financial statements include all adjustments that are necessary for the fair presentation of Verso Paper Corp. financial position, results of operations, and cash flows for the interim periods presented. Except as disclosed in the Notes to the unaudited combined financial statements, such adjustments are of a normal, recurring nature. Results for the periods ended September 30, 2007, may not necessarily be indicative of full-year results. It is suggested that these financial statements be read in conjunction with the Company’s audited combined financial statements and notes thereto as of December 31, 2006.

Verso Paper Corp., indirect parent company of Verso Paper Finance Holdings LLC and Verso Paper Holdings LLC and a subsidiary of Verso Paper Management LP operates in three operating segments: coated and supercalendared papers; hardwood market pulp; and other, consisting of specialty industrial paper and the fiber farm.

The Company’s core business platform is as a producer of coated freesheet, coated groundwood, and uncoated supercalendered papers. These products serve customers in the catalog, magazine, inserts, and commercial print markets. The Company includes mills and related woodyards in Bucksport and Jay, Maine;

Quinnesec, Michigan; and Sartell, Minnesota. The Company also includes an investment in an energy producing asset located at the Bucksport, Maine, facility and a hardwood plantation located near Alexandria, Minnesota.

2. RECENT ACCOUNTING DEVELOPMENTS

Fair Value Measurements—In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements. SFAS No. 157 does not address “what” to measure at fair value; instead, it addresses “how” to measure fair value. SFAS No. 157 applies (with limited exceptions) to existing standards that require assets and liabilities to be measured at fair value. SFAS No. 157 establishes a fair value hierarchy, giving the highest priority to quoted prices in active markets and the lowest priority to unobservable data and requires new disclosures for assets and liabilities measured at fair value based on their level in the hierarchy. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company has not evaluated the provisions of SFAS No. 157 to determine the impact on the Company’s combined results of operations or combined financial position.

Fair Value Option for Financial Assets and Financial Liabilities—In February 2007, the FASB issued SFAS No. 159, Fair Value Option for Financial Assets and Financial Liabilities—including an amendment of FASB Statement No. 115, which permits an entity to measure certain financial assets and financial liabilities at fair value. The Statement’s objective is to improve financial reporting by allowing entities to mitigate volatility in reported earnings caused by the measurement of related assets and liabilities using different attributes, without having to apply complex hedge accounting provisions. The Statement is effective as of the beginning of an entity’s fiscal year beginning after November 15, 2007. The Company has not evaluated the provisions of SFAS No. 159 to determine the impact on the Company’s combined results of operations or combined financial position.

Accounting for Uncertainty in Income Taxes—In September 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109 (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a company’s financial statements and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on description, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006.

On January 1, 2007, the Company adopted the provisions of FIN 48. It prescribes a recognition threshold and measurement attribute for financial statement disclosure of tax positions taken or expected to be taken. This interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosures, and transition. No unrecognized tax benefits were recognized as a result of the implementation of FIN 48.

The Company’s policy for recording interest and penalties associated with tax audits is to record such items as a component of income taxes. As of January 1, 2007, the Company had no accrued interest and penalties.

The Company’s tax returns are open to federal and state tax audits until the applicable statute of limitations expire. All of the Company’s tax years are subject to U.S. federal tax examinations by tax authorities, as are all tax years subject to examination by state tax authorities.

Accounting for Certain Hybrid Financial Instruments—In February 2006, the FASB issued SFAS No. 155, Accounting for Certain Hybrid Financial Instruments—an Amendment of FASB Statements No. 133 and 140, which provides entities relief from having to separately determine the fair value of an embedded derivative that would otherwise be required to be bifurcated in accordance with SFAS No. 133. This statement was effective for all financial instruments acquired, issued, or subject to a remeasurement event occurring after January 1, 2007. The adoption of SFAS No. 155 did not have a material impact on the Company’s combined financial statements.

3. ACQUISITION

On August 1, 2006, Verso Paper Corp. acquired the Division from International Paper. The purchase price for the Division as of the acquisition date was $1.4 billion. The purchase price was paid partially in cash and partially through a 10% limited partner interest in Verso Paper Investments LP, Verso Paper Corp.’s indirect parent company. The acquisition agreement contains various representations, warranties and covenants customary to transactions of this type.

On August 1, 2006, Verso Paper Corp. acquired Fiber Farm, a hardwood plantation owned by International Paper. The purchase price for Fiber Farm as of the acquisition date was $10 million.

4. SUPPLEMENTAL FINANCIAL STATEMENT INFORMATION

Inventories by major category include the following:

(In thousands of U.S. dollars)	September 30, 2007	December 31, 2006
Raw materials	$22,030	$22,147
Woodyard logs	3,978	5,026
Work-in-process	18,083	19,012
Finished goods	59,057	63,894
Replacement parts and other supplies	31,373	30,424

Inventories	$134,521	$140,503

On September 30, 2007, the Company had approximately $0.7 million of restricted cash reflected in Other assets related to an asset retirement obligation in the state of Michigan. This cash deposit is required by the state and may only be used for the future closure of a landfill.

The following table presents an analysis related to the company’s asset retirement obligations included in Other liabilities in the accompanying combined balance sheet:

(In thousands of U.S. dollars)	Nine Months Ended September 30, 2007	Two Months Ended September 30, 2006
Asset retirement obligations, January 1	$11,855	$12,643
New liabilities	310	—
Accretion expense	450	103
Settlement of existing liabilities	(960)	(390)
Adjustment to existing liabilities	104	—

Asset retirement obligations, September 30	$11,759	$12,356

Depreciation expense was $88.6 million for the nine-month period ended September 30, 2007. Depreciation expense was $18.7 million for the two-month period ended September 30, 2006.

5. INTANGIBLES AND OTHER ASSETS

Intangibles and other assets consist of the following:

(In thousands of U.S. dollars)	September 30, 2007	December 31, 2006
Amortizable intangible assets:
Customer relationships—net of accumulated amortization of $1.4 million and $0.2 million, respectively	$11,870	$13,070
Patents—net of accumulated amortization of $0.13 million and $0.05 million, respectively	1,014	1,100

Total amortizable intangible assets	12,884	14,170
Unamortizable intangible assets:
Trademarks	21,473	21,473
Other assets:
Financing costs—net of accumulated amortization of $7.3 million and $2.3 million, respectively	45,082	42,109
Deferred major repair	7,085	6,008
Deferred software cost—net of accumulated amortization of $0.7 million	4,631	—
Replacement parts—net	2,126	1,729
Other	8,977	4,055

Total other assets	67,901	53,901

Intangibles and other assets	$102,258	$89,544

Approximately $1.3 million of intangible amortization is reflected in depreciation and amortization expense for the nine-month period ended September 30, 2007. Approximately $0.1 million of intangible amortization is reflected in depreciation and amortization expense for the two-month period ended September 30, 2006.

Estimated amortization expense of intangibles for the remainder of 2007 is expected to be $0.4 million and is expected to be approximately $1.6 million, $1.4 million, $1.3 million and $1.1 million for the twelve-month periods of 2008, 2009, 2010 and 2011, respectively.

Software cost incurred as part of a major systems project was capitalized and is being amortized over its anticipated useful life of approximately three years. Approximately $0.7 million of software amortization is reflected in depreciation and amortization expense for the nine-month period ended September 30, 2007.

6. LONG-TERM DEBT

A summary of long-term debt is as follows:

(In thousands of U.S. dollars)	Maturity	Rate	September 30, 2007	December 31, 2006
Fiber Farm Term Loan	8/1/2010	LIBOR + 3.00%	$10,000	$10,000
Term Loan B	8/1/2013	LIBOR + 1.75%	257,150	259,288
Second Priority Senior Secured Notes—Fixed	8/1/2014	9.13%	350,000	350,000
Second Priority Senior Secured Notes—Floating	8/1/2014	LIBOR + 3.75%	250,000	250,000
Senior Subordinated Notes	8/1/2016	11.38%	300,000	300,000
Holdings Senior Unsecured Term Loan	2/1/2013	LIBOR + 6.25%	250,000	—

			1,417,150	1,169,288
Less current maturities			(2,850)	(2,850)

Long-term debt			$1,414,300	$1,166,438

Interest expense was approximately $101.6 million while $113.9 million of interest was paid during the nine-month period ended September 30, 2007. Interest expense was $19.7 million during the two-month period ended September 30, 2006, and no cash interest payments were made during this period. In conjunction with the Acquisition, Verso Paper Corp. assumed none of the historical debt of the Predecessor.

Amortization of debt issuance costs was approximately $5.0 million for the nine-month period ended September 30, 2007, and is included in interest expense in the accompanying combined statement of operations. Amortization of debt issuance cost was $0.9 million for the two-month period ended September 30, 2006.

In January 2007, Verso Paper Finance Holdings LLC entered into a $250 million senior unsecured floating-rate term loan facility with a maturity of six years. Interest is paid quarterly. The proceeds of the loan were used for a distribution to equity holders and to pay related fees and expenses. Verso Paper Finance Holdings LLC has no independent operations, consequently, all cash flows used to service the debt obligation will need to be received via a distribution from Verso Paper Holdings LLC. Verso Paper Holdings LLC paid a distribution of $14.7 million for the nine months ended September 30, 2007. Verso Paper Holdings LLC has no obligation to issue distributions to Verso Paper Finance Holdings LLC. The loan allows the borrower to forgo cash interest payments on the loan and choose to instead pay interest in-kind through the accumulation of the outstanding principal amount.

As of September 30, 2007, $2.5 million was outstanding under Verso Fiber Farm LLC’s $5.0 million revolving credit facility, and is included in short-term borrowings on the condensed combined balance sheet.

The Company is structured as a holding company and substantially all of its assets are held by its subsidiaries. Consequently, the Company’s subsidiaries conduct all of its consolidated operations and own substantially all of its operating assets. The terms of the senior secured credit facilities and the indentures governing the outstanding notes of the Company’s subsidiaries significantly restrict its subsidiaries from paying dividends and otherwise transferring assets to the Company. Although the terms of the debt agreements do not restrict the Company’s operating subsidiaries from obtaining funds from their respective subsidiaries to fund their operations and payments on indebtedness, the debt agreements may not permit them to provide the Company with sufficient dividends, distributions or loans to fund the Company’s obligations or pay dividends to its stockholders.

7. RETIREMENT PLANS

The company maintains a defined benefit pension plan that provides retirement benefits to hourly employees in Jay, Bucksport and Sartell. The plan provides defined benefits based on years of credited services times a specified flat dollar benefit rate.

The Company makes contributions that are sufficient to fully fund its actuarially determined costs, generally equal to the minimum amounts required by the Employee Retirement Income Security Act (ERISA). The Company’s total contributions for the nine months ended September 30, 2007, were $5.3 million, with $3.1 million attributable to the 2007 plan year and $2.2 million attributable to the 2006 plan year. The Company currently expects to make an additional contribution of $1.5 million in 2007 related to the 2007 plan year.

The following table summarizes the components of net periodic expense:

(In thousands of U.S. dollars)	Nine Months Ended September 30, 2007	Two Months Ended September 30, 2006
Components of net periodic pension cost:
Service cost	$3,760	$836
Interest cost	447	77
Amortization of prior service cost	588	131

Net periodic pension cost	$4,795	$1,044

8. MANAGEMENT EQUITY AWARDS

Certain members of management were granted the right to purchase “Class A” units of Verso Paper Management LP (a limited partner of the ultimate parent of the Company). In addition, certain members of management were granted “Class B” and “Class C” units. The Class B units vest over a 5 year period, 20% at the end of each year of service. The Class C units will vest only if certain performance targets are met. Directors were granted “Class D” units of Verso Paper Management LP, which are currently vested.

During the nine-month period ended September 30, 2007, additional “Class B” and “Class C” units were granted. The fair value of the additional units granted was approximately $0.6 million. Equity award expense of $0.5 million was recognized in the nine-month period ended September 30, 2007.

9. RELATED PARTY TRANSACTIONS

In conjunction with the Acquisition, we entered into a transition service agreement with International Paper whereby International Paper continued to provide certain services that are necessary for us to run as a stand-alone business. The charges for the nine-month period ended September 30, 2007, were $4.6 million. The charges for the two-month period ended September 30, 2006, were $2.4 million. As of September 30, 2007, we have substantially discontinued the usage of services under this agreement.

The Company had net sales to International Paper of approximately $97.6 million for the nine months ended September 30, 2007. The Company had net sales to International Paper of approximately $38.3 million for the two months ended September 30, 2006. The Company had purchases from International Paper of approximately $12.6 million for the nine months ended September 30, 2007. The Company had purchases from International Paper of approximately $1.0 million for the two months ended September 30, 2006.

Under a management agreement, we paid Apollo and its affiliates an annual fee of $2.8 million of which $2.1 million was expensed during the nine-month period ended September 30, 2007.

In January 2007, Verso Paper Finance Holdings LLC entered into a $250 million senior unsecured floating-rate term loan facility with a maturity of six years. Verso Paper Finance Holdings LLC has no independent operations, consequently, all cash flows used to service the debt obligation will need to be received via a distribution from Verso Paper Holdings LLC. Verso Paper Holdings LLC paid distributions of $14.7 million for the nine months ended September 30, 2007. Verso Paper Holdings LLC has no obligation to issue distributions to Verso Paper Finance Holdings LLC. The loan allows the borrower to forgo cash interest payments on the loan and choose to instead pay interest in-kind through the accumulation of the outstanding principal amount.

10. RESTRUCTURING AND OTHER CHARGES

Restructuring and other charges are comprised of transition and other non-recurring costs associated with the acquisition and carve out of our operations from those of International Paper; including costs of a transition service agreement with International Paper, technology migration costs, consulting and legal fees, and other one-time costs related to us operating as a stand-alone business. The charges for the nine-month period ended September 30, 2007, were $16.5 million which included $4.6 million of transition service agreement costs. The charges for the two-month period ended September 30, 2006, were $3.7 million, which included $2.4 million of transition service agreement costs.

11. INCOME TAXES

The following is a summary of the components of the provision (benefit) for income taxes:

(In thousands of U.S. dollars)	Nine Months Ended September 30, 2007
Current tax provision (benefit):
U.S. federal	$—
U.S. state and local	—

$—

Deferred tax provision (benefit):
U.S. federal	$(31,912)
U.S. state and local	(6,012)

$(37,924)

Valuation allowance	$37,924

Income tax provision (benefit)	$—

A reconciliation of income tax expense using the statutory federal income tax rate compared with actual income tax expense follows:

(In thousands of U.S. dollars)	Nine Months Ended September 30, 2007
Tax at Statutory U.S. Rate of 34%	$(35,161)
Increase (decrease) resulting from:
State income taxes	(18)
Meals and entertainment	126
Nondeductible lobbying expenses	17
Disallowed interest	1,080
Other	1

Net permanent differences	$1,206
State income taxes (benefit)	(3,969)
Valuation allowance	37,924

Total income tax expense	$—

The following is a summary of the significant components of our deferred tax position:

(In thousands of U.S. dollars)	September 30, 2007	December 31, 2006
Deferred tax assets:
Compensation reserves	$1,473	$543
Inventory capitalization	1,144	1,064
Pension	2,713	2,936
Property, plant and equipment	—	11,211
Net operating loss and credit carryforwards	79,363	5,834
Other	1,485	479

Gross deferred tax assets	86,178	22,067
Less: valuation allowance	(50,847)	(12,996)

Deferred tax assets, net of allowance	$35,331	$9,071

Deferred tax liabilities
Prepaid expenses	$(591)	$(1,418)
Intangible assets	(13,030)	(13,518)
Deferred repair charges	(2,688)	(2,279)
Property, plant and equipment	(27,155)	—
Other	(11)	—

Total deferred tax liabilities	$(43,475)	$(17,215)

Net deferred taxes	$(8,144)	$(8,144)

The valuation allowance for deferred tax assets as of September 30, 2007, and December 31, 2006, was $50.8 million and $13.0 million, respectively. The change in the valuation allowance of $37.8 million relates to the increase in net deferred tax assets for federal income taxes and for certain states, since it more likely than not that we will not recognize those benefits as defined in SFAS No. 109.

Income tax benefits related to the pension prior service liability have been credited to other comprehensive income. The benefits have been reduced by a valuation allowance of $2.9 million. The portion of the valuation allowance for which subsequently recognized tax benefits will be allocated to reduce goodwill is $9.2 million.

The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Based upon our current period loss and our lack of historical earnings, management believes it is more likely than not that the Company will not realize the benefits of these deductible differences, net of the existing valuation allowance on September 30, 2007.

The Company has federal net operating loss carryforwards totaling approximately $209.0 million and $15.3 million on September 30, 2007, and December 31, 2006, respectively, which begin to expire in 2026.

The Company has state net operating loss carryforwards totaling approximately $209.0 million and $15.3 million on September 30, 2007, and December 31, 2006, respectively, which begin to expire in 2011.

12. COMMITMENTS AND CONTINGENCIES

Contingencies—Contingent liabilities arise in the ordinary course of business, including those related to litigation. Various claims are pending against the Company and its subsidiaries. Although the Company cannot predict the outcome of these claims, after consulting with counsel, management is of the opinion that when resolved, these claims will not have a material adverse effect on the combined financial statements of the Company.

In December 2006, a federal grand jury in Connecticut indicted Stora Enso North America Corporation (“SENA”) for allegedly participating in a price-fixing conspiracy with a competitor with respect to the sale of coated papers. The federal government alleged that the price-fixing activity occurred between August 2002 and

September 2003, a period when our business was a division of International Paper. In July 2007, the federal government prosecuted its case against SENA before a jury in the federal district court in Connecticut. During the trial, it was revealed that the alleged co-conspirator of SENA was a competitor other than International Paper. At the conclusion of the trial, the jury acquitted SENA of the price-fixing charge. The Company understands that related civil cases against SENA remain pending. Based on these developments, management believes that the Company will not incur any material liabilities arising from the alleged price-fixing activities or the ensuing litigation.

In connection with the Acquisition, we assumed a twelve-year supply agreement with Thilmany LLC for the products produced from our paper machine No. 5 at the Jay mill. This agreement requires Thilmany to pay us a variable charge for the paper purchased and a fixed charge for the availability of the No. 5 paper machine. We are responsible for the No. 5 machine’s routine maintenance and Thilmany is responsible for any capital expenditures specific to the machine. As defined in the agreement, Thilmany has the right to terminate the agreement if certain events occur.

The Company has a joint ownership interest with Bucksport Energy LLC, an unrelated third party, in a cogeneration power plant producing steam and electricity. The plant was built in 2000 by the two parties and is located in Bucksport, Maine. Each owner, Verso Bucksport LLC and Bucksport Energy LLC, owns its proportional share of the assets. The plant supports the Bucksport paper mill. The mill owns 28% of the steam and electricity produced by the plant. The mill may purchase its remaining electrical needs from the plant at market rates. The mill is obligated to purchase the remaining 72% of the steam output at fuel cost plus a contractually fixed fee per unit of steam. Power generation and operating expenses are divided on the same basis as ownership. The Bucksport mill has cash which is restricted in its use and may be used only to fund the ongoing energy operations of this investment. Approximately $0.2 million of restricted cash is included in Other assets in the accompanying balance sheet at September 30, 2007.

13. INFORMATION BY INDUSTRY SEGMENT

The Company operates in three operating segments, Coated and supercalendered papers, Hardwood market pulp, and Other, consisting of specialty industrial paper and the fiber farm. The Company operates in one geographic segment, the United States. The Company’s core business platform is as a producer of coated freesheet, coated groundwood, and uncoated supercalendared papers. These products serve customers in the catalog, magazine, inserts, and commercial print markets.

The following table summarizes the industry segments for the nine-month period ended September 30, 2007, and for the two-month period ended September 30, 2006:

(In thousands of U.S. dollars)	Nine Months Ended September 30, 2007	Two Months Ended September 30, 2006
Net Sales:
Coated	$1,047,106	$267,697
Pulp	107,663	24,389
Other	28,205	6,739

Total	$1,182,974	$298,825

Operating Income (Loss):
Coated	$(18,580)	$17,671
Pulp	23,954	5,576
Other	(3,529)	(183)

Total	$1,845	$23,064

Depreciation and Amortization:
Coated	$75,302	$15,733
Pulp	13,312	2,668
Other	2,046	349

Total	$90,660	$18,750

Capital Spending:
Coated	$45,951	$7,092
Pulp	1,348	941
Other	2,304	118

Total	$49,603	$8,151

14. DERIVATIVES

In the normal course of business, the Company utilizes derivatives contracts as part of its risk management strategy to manage risks associated with market fluctuations in energy prices. These instruments are subject to credit and market risks in excess of the amount recorded on the balance sheet in accordance with generally accepted accounting principles. Controls and monitoring procedures for these instruments have been established and are routinely reevaluated. Credit risk represents the potential loss that may occur because a party to a transaction fails to perform according to the terms of the contract. The measure of credit exposure is the replacement cost of contracts with a positive fair value. The Company manages credit risk by entering into financial instrument transactions only through approved counterparties. Market risk represents the potential loss due to the decrease in the value of a financial instrument caused primarily by changes in commodity prices. The Company manages market risk by establishing and monitoring limits on the types and degree of risk that may be undertaken.

Derivative instruments are recorded on the balance sheet as other assets or other liabilities measured at fair value. Fair value is defined as the amount the Company would receive or pay in the market to replace the derivatives as of the valuation date. Fair value is determined using available market information.

The Company enters into fixed-price swaps as economic hedges designed to mitigate the risk of changes in commodity prices for future purchase commitments. Fixed-price swaps involve the exchange of net cash settlements, based on changes in the price of the underlying commodity index compared to the fixed price offering, at specified intervals without the exchange of any underlying principal. Realized losses included in cost of products sold for the nine months ended September 30, 2007, were $1.6 million. Net unrealized losses on open derivative contracts of $2.2 million were recognized in cost of products sold for the nine months ended September 30, 2007.

COATED AND SUPERCALENDERED PAPERS DIVISION OF INTERNATIONAL PAPER COMPANY (PREDECESSOR)

NOTES TO UNAUDITED CONDENSED COMBINED FINANCIAL STATEMENTS FOR THE SEVEN-MONTH PERIOD ENDED JULY 31, 2006

1. BASIS OF PRESENTATION

In the opinion of Management, the accompanying unaudited combined financial statements include all adjustments that are necessary for the fair presentation of the Coated and Supercalendered Papers Division (the “Division”) of International Paper Company (“IPCO” or the “Company”) financial position, results of operations, and cash flows for the interim periods presented. Except as disclosed in the condensed Notes to combined financial statements, such adjustments are of a normal, recurring nature. Results for the first nine months of the year may not necessarily be indicative of full-year results.

The Division operates in three operating segments: coated and supercalendared papers; hardwood market pulp; and other, consisting of uncoated copy paper and specialty industrial paper. The Division’s core business platform is as a producer of coated freesheet, coated groundwood, and uncoated supercalendared papers. These products serve customers in the catalog, magazine, inserts, and commercial print markets. The Division includes mills and related woodyards in Bucksport and Jay, Maine; Quinnesec, Michigan; and Sartell, Minnesota. The Division also includes investments in two energy producing assets located at the Bucksport and Jay, Maine, facilities.

During the periods presented, the Division was under the control of IPCO. The operating results and financial position of the Division were impacted by the nature of this relationship (see Note 3).

2. RESTRUCTURING AND OTHER CHARGES

In March 2006, the reserve related to the permanent closure of No. 1 paper machine at the Jay, Maine mill was adjusted to reflect actual costs, resulting in a reversal of approximately $0.3 million of the recorded reserve. Amounts are reflected in Restructuring and other charges in the accompanying combined statements of operations.

3. TRANSACTIONS WITH IPCO AND AFFILIATES

Certain services are provided to the Division by IPCO, including corporate management, legal, accounting and tax, treasury, payroll and benefits administration, certain incentive compensation, risk management, information technology and centralized transaction processing. These expenses are included in Selling, general and administrative expenses and Cost of products sold in the accompanying combined statements of operations. Expenses for such corporate services included in Selling, general and administrative expenses totaled $19.0 million for the seven-month period ended July 31, 2006. Expenses for such corporate services included in Cost of products sold totaled $6.2 million for the seven-month period ended July 31, 2006. These costs are allocated from IPCO to the Division based on various methods, including direct consumption, percent of capital employed, and number of employees.

Substantially all employees hired prior to July 2004, and retirees of the Division, participate in IPCO’s pension plans and are eligible to receive retirement benefits. IPCO allocates service cost to the Division based upon a percent-of-pay for salaried employees and a calculated flat amount for hourly employees. IPCO allocated periodic pension costs to the Division of $7.5 million during the seven-month period ended July 31, 2006.

IPCO provides certain retiree health care and life insurance benefits to a majority of the Division’s salaried employees and certain of the Division’s hourly employees. IPCO allocates postretirement benefit costs to the Division based upon a percent-of-pay for salaried employees and a calculated flat amount for hourly employees. IPCO allocated postretirement benefit costs to the Division of $0.9 million during the seven-month period ended July 31, 2006.

The Division had net sales to IPCO of approximately $83.8 million for the seven-month period ended July 31, 2006. The Division had purchases from IPCO of approximately $119.5 million for the seven-month period ended July 31, 2006.

4. SUPPLEMENTAL FINANCIAL STATEMENT INFORMATION

Total interest expense was $8.4 million while $7.3 million of interest was paid during the seven-month period ended July 31, 2006.

5. INCOME TAXES

The results of operations of the Division are included in the income tax returns of IPCO. In the accompanying combined financial statements, the Division has reflected U.S. federal and state income tax expense / (benefit) on its gains / (losses) based on an allocated rate of 39.4% for the seven months ended July 31, 2006.

6. COMMITMENTS AND CONTINGENCIES

Litigation—In May 2004, the press reported that European, U.S., and Canadian antitrust authorities were investigating possible cartel activity relating to publication papers. Following these press reports, a number of private plaintiffs filed purported class actions on behalf of purchasers of publication papers in various U.S. federal and state courts. These class actions allege that manufacturers of publication papers, including International Paper, participated in a price-fixing conspiracy from 1993 to the present. The cases filed in federal court assert a violation of the federal antitrust laws, while the cases filed in the state court allege violations of state antitrust and consumer protection statutes. These lawsuits seek injunctive relief, as well as treble damages and other costs associated with the litigation. The federal and state cases were consolidated for pre-trial purposes in December 2004 in the federal court for the District of Connecticut. Discovery and related pre-trial proceedings have begun in the consolidated federal case. The Company is vigorously defending this case and believes it has valid defenses, and as such, has not accrued any amounts at July 31, 2006.

In March 2006, the Division received approximately $1.0 million from Androscoggin Energy LLC (“AELLC”), as a result of the settlement of a billing dispute. AELLC was a supplier of energy to the Jay, Maine facility that ceased operations in November 2004 and filed for Chapter 11 bankruptcy.

The Division has various other lawsuits, claims, and contingent liabilities arising from the conduct of its business; however, in the opinion of management, they are not expected to have a material adverse effect on the combined results of operations, cash flows, or financial position of the Division.

7. INFORMATION BY INDUSTRY SEGMENT

The Division operates in three operating segments, Coated and supercalendered papers, Hardwood market pulp, and Other, consisting of uncoated copy paper and specialty industrial paper. The Division operates in one geographic segment, the United States. The Division’s core business platform is as a producer of coated freesheet, coated groundwood, and uncoated supercalendared papers. These products serve customers in the catalog, magazine, inserts, and commercial print markets. For management purposes, the operating performance of the Division is reported based on earnings before interest and taxes, excluding the cumulative effect of accounting changes:

(In thousands of U.S. dollars)	Seven Months Ended July 31, 2006
Net Sales:
Coated	$793,308
Pulp	88,634
Other	22,475

Total	$904,417

Operating Income:
Coated	$17,903
Pulp	7,413
Other	825

Total	$26,141

Depreciation and Amortization:
Coated	$60,882
Pulp	10,417
Other	1,376

Total	$72,675

COMMON STOCK

Prospectus

Dated                     , 2008

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 13.	Other Expenses of Issuance and Distribution.

The following table sets forth all expenses other than the underwriting discount, payable by the Registrant in connection with the sale of the common shares being registered. All amounts shown are estimates except for the SEC registration fee.

SEC registration fee	$10,591.50
FINRA fee	$35,000
Legal fees and expenses	$ *
Printing and engraving expenses	$ *
Blue sky fees	$ *
NYSE fees	$ *
Transfer agent fees	$ *
Accounting fees and expenses	$ *
Miscellaneous	$ *
Total	$ *

*	To be provided by amendment.

ITEM 14.	Indemnification of Officers and Directors.

Verso Paper Corp. is incorporated under the laws of the state of Delaware.

Section 145 of the Delaware General Corporation Law, or the “DGCL,” provides that a corporation may indemnify any person, including an officer or director, who was or is, or is threatened to be made, a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of such corporation, and, with respect to any criminal actions and proceedings, had no reasonable cause to believe that his conduct was unlawful. A Delaware corporation may indemnify any person, including an officer or director, who was or is, or is threatened to be made, a party to any threatened, pending or contemplated action or suit by or in the right of such corporation, under the same conditions, except that such indemnification is limited to expenses (including attorneys’ fees) actually and reasonably incurred by such person, and except that no indemnification is permitted without judicial approval if such person is adjudged to be liable to such corporation. Where an officer or director of a corporation is successful, on the merits or otherwise, in the defense of any action, suit or proceeding referred to above, or any claim, issue or matter therein, the corporation must indemnify that person against the expenses (including attorneys’ fees) which such officer or director actually and reasonably incurred in connection therewith.

The amended and restated certificate of incorporation of Verso Paper Corp. will provide for the indemnification of directors, officers and employees to the fullest extent permitted by the DGCL. In addition, as permitted by the DGCL, the amended and restated certificate of incorporation of Verso Paper Corp. will provide that none of its directors will be personally liable to it or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL as currently in effect or as the same may hereafter be amended.

The amended and restated by-laws of Verso Paper Corp. will provide for the indemnification of all of their respective current and former directors and current or former officers to the fullest extent permitted by the DGCL.

Item 15.	Recent Sales of Unregistered Securities.

In connection with the Acquisition of the Registrant on August 1, 2006, the Registrant issued 1,000 shares of common stock to Verso Paper Management LP for an aggregate purchase price of approximately $290 million. This transaction was exempt from the registration requirements pursuant to Section 4(2) of the Securities Act of 1933, as amended, as transactions by the issuer not involving a public offering. We determined that the purchasers of the securities were sophisticated investors and were provided access to all relevant information necessary to evaluate the investment.

Item 16.	Exhibits and Financial Statement Schedules.

(a) Exhibits

See the Exhibit Index beginning on the page II-5 for a list of exhibits filed as part of this registration statement on Form S-1, which Exhibit Index is incorporated herein by reference.

(b) Financial Statement Schedules

Schedule II – Valuation and Qualifying Accounts

Verso Paper Corp. (Successor) and

Coated and Supercalendered Papers Division of International Paper Company (Predecessor)

Valuation and Qualifying Accounts

Years Ended December 31, 2004, 2005, and Seven Months Ended July 31, 2006 (Predecessor)

and Five Months Ended December 31, 2006 (Successor)

		Additions		Deductions	Balance at End of Period
	Balance at Beginning of Period	Charged to Cost and Expenses	Charged to Other Accounts	Charge-off Against Allowances
Allowance for uncollectible accounts included under the balance sheet caption “Accounts receivable” (Predecessor):
Year Ended December 31, 2004	$10,428	$103	$—	$(1,634)	$8,897

Year Ended December 31, 2005	$8,897	$200	$—	$(1,795)	$7,302

Seven Months Ended July 31, 2006	$7,302	$856	$—	$(6,323)	$1,835

Allowance for uncollectible accounts included under the balance sheet caption “Accounts receivable” (Successor):
Five Months Ended December 31, 2006	$1,835	$102	$—	$—	$1,937

Item 17.	Undertakings

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For the purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as a part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

SIGNATURE

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Memphis, State of Tennessee, on February 12, 2008.

VERSO PAPER CORP.
By:	/S/ MICHAEL A. JACKSON
Michael A. Jackson
President, Chief Executive Officer and Director

POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints Michael A. Jackson, Robert P. Mundy and Peter H. Kesser, and each of them, his true and lawful attorneys-in-fact and agents, each with full power of substitution and resubstitution, severally, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement and any and all additional registration statements pursuant to Rule 462(b) of the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/S/ MICHAEL A. JACKSON	President, Chief Executive Officer and Director (Principal Executive Officer)	February 12, 2008
Michael A. Jackson

/S/ ROBERT P. MUNDY	Senior Vice President and Chief Financial Officer (Principal Accounting Officer)	February 12, 2008
Robert P. Mundy

*	Director	February 12, 2008
Joshua J. Harris

*	Director	February 12, 2008
Scott M. Kleinman

*	Director	February 12, 2008
Jordan C. Zaken

*	Director	February 12, 2008
David W. Oskin

Signature	Title	Date

*	Director	February 12, 2008
L.H. Puckett, Jr.

*	Director	February 12, 2008
Michael E. Ducey

/S/ DAVID B. SAMBUR	Director	February 12, 2008
David B. Sambur

* /S/ ROBERT P. MUNDY	February 12, 2008
Robert P. Mundy Attorney-in-fact

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
1.1†	Form of Underwriting Agreement.

2.1	Agreement of Purchase and Sale dated as of June 4, 2006 (incorporated by reference to Exhibit 2.1 in Amendment No. 1 to the Registration Statement of Verso Paper Holdings LLC on Form S-4 (Registration No. 333-142283) filed on June 29, 2007), as amended by Amendment No. 1 to Agreement of Purchase and Sale dated as of August 1, 2006, and Amendment No. 2 to Agreement of Purchase and Sale dated as of May 31, 2007, among International Paper Company, Verso Paper Investments LP and Verso Paper LLC.

2.2*	Amendment No. 1 to Agreement of Purchase and Sale, dated as of August 1, 2006, among International Paper Company, Verso Paper Investments LP and Verso Paper LLC, and as amended by Amendment No. 2 to Agreement of Purchase and Sale, dated as of May 31, 2007, among such parties.

2.3*	Amendment No. 2 to Agreement of Purchase and Sale, dated as of August 1, 2006, among International Paper Company, Verso Paper Investments LP and Verso Paper LLC.

3.1†	Form of Amended and Restated Certificate of Incorporation of Verso Paper Corp.

3.2†	Form of Amended and Restated Bylaws of Verso Paper Corp.

4.1†	Specimen common stock certificate of Verso Paper Corp.

5.1†	Opinion of Latham & Watkins LLP, special counsel to Verso Paper Corp.

10.1	Credit Agreement, dated as of August 1, 2006, among Verso Paper Finance Holdings LLC, Verso Paper Holdings LLC, the lenders party thereto, Credit Suisse, acting through its Cayman Islands branch, as administrative agent, Lehman Brothers Inc., as syndication agent, Citigroup Global Markets Inc. and Banc of America Securities LLC, as co-documentation agents, and Credit Suisse Securities (USA) LLC and Lehman Brothers Inc., as joint bookrunners and co-lead arrangers (incorporated by reference to Exhibit 10.1 in Amendment No. 1 to the Registration Statement of Verso Paper Holdings LLC on Form S-4 (Registration No. 333-142283) filed on June 29, 2007).

10.2	Guarantee and Collateral Agreement, dated as of August 1, 2006, among Verso Paper Finance Holdings LLC, Verso Paper Holdings LLC, certain subsidiaries identified therein and Credit Suisse, acting through its Cayman Islands branch, as administrative agent (incorporated by reference to Exhibit 10.2 in Amendment No. 1 to the Registration Statement of Verso Paper Holdings LLC on Form S-4 (Registration No. 333-142283) filed on June 29, 2007).

10.3	Intellectual Property Security Agreement, dated as of August 1, 2006, made by Verso Paper Holdings LLC, Verso Paper Inc., Verso Paper LLC, Verso Androscoggin LLC, Verso Bucksport LLC, Verso Quinnesec LLC, Verso Sartell LLC and Nextier Solutions Corporation in favor of Wilmington Trust Company, as collateral agent (incorporated by reference to Exhibit 10.3 in Amendment No. 1 to the Registration Statement of Verso Paper Holdings LLC on Form S-4 (Registration No. 333-142283) filed on June 29, 2007).

10.4	Management and Transaction Fee Agreement, dated as of August 1, 2006, by and between Verso Paper LLC, Verso Paper Investments LP, Apollo Management V L.P. and Apollo Management (incorporated by reference to Exhibit 10.4 in Amendment No. 1 to the Registration Statement of Verso Paper Holdings LLC on Form S-4 (Registration No. 333-142283) filed on June 29, 2007).

10.5	Employment Agreement, dated as of November 16, 2006, by and between Michael A. Jackson and Verso Paper Holdings LLC (incorporated by reference to Exhibit 10.5 in Amendment No. 1 to the Registration Statement of Verso Paper Holdings LLC on Form S-4 (Registration No. 333-142283) filed on June 29, 2007).

10.6	Side Letter to Employment Agreement, dated as of November 16, 2006, by and between Michael A. Jackson and Verso Paper Holdings LLC (incorporated by reference to Exhibit 10.6 in Amendment No. 1 to the Registration Statement of Verso Paper Holdings LLC on Form S-4 (Registration No. 333-142283) filed on June 29, 2007).

Exhibit No.	Description of Exhibit
10.7	Amended and Restated Limited Partnership Agreement of Verso Paper Management LP (incorporated by reference to Exhibit 10.7 in Amendment No. 1 to the Registration Statement of Verso Paper Holdings LLC on Form S-4 (Registration No. 333-142283) filed on June 29, 2007).

10.8	Michael A. Jackson Side Letter to Amended and Restated Limited Partnership Agreement of Verso Paper Management LP, as amended and restated February 16, 2007 (incorporated by reference to Exhibit 10.8 in Amendment No. 1 to the Registration Statement of Verso Paper Holdings LLC on Form S-4 (Registration No. 333-142283) filed on June 29, 2007).

10.9	L.H. Puckett Side Letter to Amended and Restated Limited Partnership Agreement of Verso Paper Management LP, dated as of November 1, 2006 (incorporated by reference to Exhibit 10.9 in Amendment No. 1 to the Registration Statement of Verso Paper Holdings LLC on Form S-4 (Registration No. 333-142283) filed on June 29, 2007).

10.10†	Confidentiality and Non-Competition Agreement, dated as of January 1, 2008, by and between Robert P. Mundy and Verso Paper Holdings LLC.

10.11†	Confidentiality and Non-Competition Agreement, dated as of January 1, 2008, by and between Lyle J. Fellows and Verso Paper Holdings LLC.

10.12†	Confidentiality and Non-Competition Agreement, dated as of January 1, 2008, by and between Michael A. Weinhold and Verso Paper Holdings LLC.

10.13†	Confidentiality and Non-Competition Agreement, dated as of January 1, 2008, by and between Peter H. Kesser and Verso Paper Holdings LLC.

10.14	Indenture relating to the Second Priority Senior Secured Floating Rate Notes due 2014 and the 9 1/8% Second Priority Senior Secured Fixed Rate Notes due 2014, dated as of August 1, 2006, among Verso Paper Holdings LLC, Verso Paper Inc., the Guarantors named therein and Wilmington Trust Company, as Trustee (incorporated by reference to Exhibit 4.1 in Amendment No. 1 to the Registration Statement of Verso Paper Holdings LLC on Form S-4 (Registration No. 333-142283) filed on June 29, 2007).

10.15	Indenture relating to the 11 3/8% Senior Subordinated Notes due 2016, dated as of August 1, 2006, among Verso Paper Holdings LLC, Verso Paper Inc., the Guarantors named therein and Wilmington Trust Company, as Trustee (incorporated by reference to Exhibit 4.6 in Amendment No. 1 to the Registration Statement of Verso Paper Holdings LLC on Form S-4 (Registration No. 333-142283) filed on June 29, 2007).

10.16	Intercreditor Agreement, dated as August 1, 2006, among Credit Suisse, Cayman Islands Branch, as Intercreditor Agent, Wilmington Trust Company, as Trustee, Verso Paper Finance Holdings LLC, Verso Paper Holdings LLC and each Subsidiary of Verso Paper Holdings LLC listed on Schedule I thereto (incorporated by reference to Exhibit 4.11 in Amendment No. 1 to the Registration Statement of Verso Paper Holdings LLC on Form S-4 (Registration No. 333-142283) filed on June 29, 2007).

10.17	Collateral Agreement, dated as of August 1, 2006, among Verso Paper Holdings LLC, Verso Paper Inc., certain subsidiaries identified therein and Wilmington Trust Company, as collateral agent (incorporated by reference to Exhibit 4.12 in Amendment No. 1 to the Registration Statement of Verso Paper Holdings LLC on Form S-4 (Registration No. 333-142283) filed on June 29, 2007).

Exhibit No.	Description of Exhibit
10.18	Intellectual Property Security Agreement, dated as of August 1, 2006, made by Verso Paper Finance Holdings LLC, Verso Paper Holdings LLC, Verso Paper Inc., CMP Holdings LLC, CMP Androscoggin LLC, CMP Bucksport LLC, CMP Quinnesec LLC, CMP Sartell LLC and NexTier Solutions Corporation in favor of Credit Suisse, Cayman Islands Branch, as administrative agent (incorporated by reference to Exhibit 4.13 in Amendment No. 1 to the Registration Statement of Verso Paper Holdings LLC on Form S-4 (Registration No. 333-142283) filed on June 29, 2007).

10.19**	Credit Agreement, dated January 31, 2007, among Verso Paper Finance Holdings LLC, Verso Paper Finance Holdings Inc., the lenders party thereto, Credit Suisse, as administrative agent, Citigroup Global Markets Inc., as syndication agent, and Credit Suisse Securities (USA) LLC and Citigroup Global Markets Inc., as joint lead arrangers and joint bookrunning managers.

21**	Subsidiaries of the Registrant.

23.1†	Consent of Latham & Watkins LLP, special counsel to Verso Paper Corp. (included in Exhibit 5.1).

23.2*	Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm.

23.3*	Power of Attorney (included on signature pages attached hereto).

99.1*	Consent of Resource Information Systems, Inc.

*	Filed herewith.

**	Previously filed.

†	To be filed by amendment.